As filed with the Securities and Exchange Commission on June 2, 2005

                                                   1933 Act File No. 333-89784
                                                   1940 Act File No. 811-21110

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM N-2

[X]   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[   ] Pre-Effective Amendment No.
[ X ] Post-Effective Amendment No. 11

                                     and

[X]   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]   Amendment No. 13

------------------------------------------------------------------------------
                   OFI Tremont Core Strategies Hedge Fund
------------------------------------------------------------------------------
               Exact Name of Registrant as Specified in Charter

            6803 South Tucson Way, Centennial, Colorado 80112-3924
------------------------------------------------------------------------------
              Address of Principal Executive Offices) (Zip Code

                                (303) 768-3200
------------------------------------------------------------------------------
              Registrant's Telephone Number, including Area Code

                             Lisa Bloomberg, Esq.
                            OppenheimerFunds, Inc.
                Two World Financial Center, 225 Liberty Street
------------------------------------------------------------------------------
                        New York, New York 10281-1008
------------------------------------------------------------------------------
                    Name and Address of Agent for Service

Approximate Date of Proposed Public Offering:  as soon as practicable after the effective date of this registration statement

If any securities  being  registered on this form will be offered on a delayed or continuous  basis in reliance on Rule 415 under the Securities Act of 1933, other than  securities  offered  in  connection  with a dividend  reinvestment plan, check the following box..............................................[X]

It is proposed that this filing will become effective

.......[ x ] when declared effective pursuant to Section 8(c)

The following  boxes should only be included and  completed if the  registrant
is  a  registered   closed-end   management  investment  company  or  business
development  company which makes periodic  repurchase  offers under Rule 23c-3 under the  Investment  Company Act and is making this filing in according with
Rule486 under the Securities Act.

.......[   ] immediately upon filing pursuant to paragraph (b)
.......[   ] on _______________ pursuant to paragraph (b)
.......[   ] 60 days after filing pursuant to paragraph (a)
.......[   ] on _______________ pursuant to paragraph (a)

If appropriate, check the following box:

[   ] This  post-effective  amendment  designates a new  effective  date for a previously filed post-effective amendment.

[   ] This form is filed to  register  additional  securities  for an offering pursuant to Rule 462(b) under the  Securities  Act and the Securities Act registration  statement  number  of the  earlier  effective  registration statement for the same offering is ______.

                                   FORM N-2
                   OFI TREMONT CORE DIVERSIFIED HEDGE FUND

                                  SIGNATURES

      Pursuant  to the  requirements  of the  Securities  Act of 1933  and the
Investment   Company  Act  of  1940,  the  Registrant  has  duly  caused  this
Registration  Statement  to be  signed  on  its  behalf  by  the  undersigned, thereunto duly authorized,  in the City of New York, and State of New York, on
the 2nd day of June, 2005.

                              OFI TREMONT CORE STRATEGIES HEDGE FUND

                              By:  /s/ John V. Murphy

                              -------------------------------------------------
                              John V. Murphy, President, Principal
                              Executive Officer, & Trustee

      Pursuant to requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                    Title                         Date
---------                    -----                         ----

/s/  Peter I. Wold*          Chairman of the Board         June 2, 2005
-------------------------
Peter I. Wold

/s/  John V. Murphy*         President, Principal          June 2, 2005
-----------------------      Executive Officer,
John V. Murphy               and Trustee

/s/  Brian W. Wixted*        Treasurer and Principal       June 2, 2005
-------------------------    Financial and Accounting
Brian W. Wixted              Officer

/s/  Ronald J. Abdow*        Trustee                       June 2, 2005
-------------------------
Ronald J. Abdow

/s/  Eustis Walcott*         Trustee                       June 2, 2005
---------------------
Eustis Walcott

/s/  Joseph M. Wikler*       Trustee                       June 2, 2005
-------------------------
Joseph M. Wikler

*By:  /s/ Mitchell J. Lindauer
        -----------------------------------------
        Mitchell J. Lindauer, Attorney-in-Fact

-

The information in this prospectus is not complete and may be changed.  We may not use this prospectus to sell securities  until the  registration  statement containing  this  prospectus,  which has been  filed with the  Securities  and
Exchange  Commission,  is effective.  This  prospectus is not an offer to sell these  securities  and is not  soliciting an offer to buy these  securities in any state where the offer or sale is not permitted.

                            Subject to Completion
                  Preliminary Prospectus dated June 2, 2005

OFI Tremont Core Strategies Hedge Fund

------------------------------------------------------------------------------

Prospectus dated July ____,2005

------------------------------------------------------------------------------
OFI  Tremont  Core  Strategies  Hedge  Fund  seeks  to  generate  consistently absolute  returns over various market  cycles.  The Fund seeks to achieve this objective  by  investing  primarily  in private  investment  partnerships  and similar investment  vehicles that are managed by a select group of alternative asset managers  employing a wide range of specialized  investment  strategies.
This  investment  process is often  referred to as a  multi-manager  or "hedge fund  of  funds"  approach.  OppenheimerFunds,  Inc.  (the  "Adviser")  is the
Fund's   investment   adviser.   Tremont   Partners,   Inc.  (the  "Investment
Manager"), an affiliate of the Adviser, is the Fund's investment manager.

                                                      (continued on next page)

Investing in the Fund's shares of beneficial  interest  ("shares")  involves a high degree of risk.  See "MAIN RISKS OF INVESTING  IN THE FUND"  beginning on page 14.
     --

            Neither  the  Securities  and  Exchange  Commission  nor any state securities  commission has approved or disapproved  these securities or passed upon the adequacy of this prospectus.  Any  representation  to the contrary is a criminal offense.

This  prospectus   concisely  provides  the  information  that  a  prospective investor  should know about the Fund before  investing.  Investors are advised to read this  prospectus  carefully  and to retain  it for  future  reference.
Additional  information  about the Fund,  including a statement of  additional
information   ("SAI")  dated  July  _____,  2005,  has  been  filed  with  the
Securities  and Exchange  Commission.  The SAI is  available  upon request and without  charge by writing the Fund at the address  above or by calling  (866)
634-6220.  The SAI is  incorporated  by reference into this  prospectus in its entirety.  The  table  of  contents  of the  SAI  appears  on  page 33 of this
                                                                    --
prospectus.  The SAI, and other  information about the Fund, is also available on the SEC's website  (http://www.sec.gov).  The address of the SEC's Internet
                       ------------------
site is provided  solely for the  information of prospective  investors and is not intended to be an active link.

OppenheimerFunds   Distributor,   Inc.   (the   "Distributor")   acts  as  the
distributor of the Fund's shares on a best efforts  basis,  subject to various conditions.  Shares  are  being  offered  through  the  Distributor  and other brokers  and  dealers  that have  entered  into  selling  agreements  with the
Distributor.  Shares  will be sold  only to  "Qualified  Investors"  that  are
exempt  from  federal   income  tax.   See   "Investor   Qualifications."   In
addition,  the Adviser may pay, out of its own assets to  qualifying  brokers, dealers and financial  advisers  that provide  ongoing  investor  services and
account  maintenance   services  to  shareholders  that  are  their  customers
("Investor  Service  Providers"),  an  amount  not  to  exceed  0.25%  (on  an annualized  basis) of the aggregate  value of outstanding  shares held by such shareholders.  (See "Investor Servicing Arrangements.")
                             --------------------
                      OppenheimerFunds Distributor, Inc

            INVESTMENT PROGRAM.  The Fund will pursue its investment objective by investing  primarily in generally private U.S.  investment funds,  although the Fund may invest in certain qualifying  non-U.S.  private funds ("Portfolio
Funds")  that are  managed by a select  group of  alternative  asset  managers
("Portfolio  Managers")  that  employ a wide range of  specialized  investment strategies.  It will  allocate  its  assets  dynamically  among a  variety  of alternative  investment strategies that each individually offers the potential for attractive  investment  returns and are expected to blend together  within the  Fund's  portfolio  to limit the Fund's  overall  investment  exposure  to general trends in equity,  debt and other markets.  The investment programs of the Portfolio  Managers may include both market  neutral  strategies,  such as long/short  equity  investing  and various types of arbitrage  strategies,  as
well  as  directional   strategies,   such  as  event  driven  and  distressed
investments.  In allocating  the Fund's assets among  Portfolio  Managers that pursue  directional  strategies,  the Fund's Investment Manager will emphasize investment  programs that it believes are most likely to achieve high rates of return under prevailing market conditions.  Many of these investment  programs involve  the use of hedging and  arbitrage  techniques  in the  equity,  fixed income,  currency and  commodity  markets.  Portfolio  Managers may invest and trade in a wide range of instruments and markets,  including,  but not limited to, U.S. and non-U.S.  equities and  equity-related  instruments,  currencies, financial  futures,  and fixed income and other debt-related  instruments.  In connection with their investment  programs,  Portfolio  Managers will make use of a variety of sophisticated  investment techniques that often involve, among other things, short sales of securities,  the use of leverage (i.e., borrowing money for investment purposes),  and transactions in derivative securities and other  financial  instruments  such as stock options,  index options,  futures contracts,  and options on futures.  In lieu of investing in Portfolio  Funds, the Fund may on  occasion  retain a Portfolio  Manager to manage a  designated portion  of the  Fund's  assets in  accordance  with the  Portfolio  Manager's specialized  investment  style. In that event, the Fund may invest directly in securities  selected by the Portfolio  Manager.  The Fund's Investment Manager
will  have  primary   responsibility  for  selecting  Portfolio  Managers  and
determining  the  portion  of  the  Fund's  assets  to be  allocated  to  each
Portfolio  Manager.  It will consider various criteria in selecting  Portfolio
Managers,  including:  the historical investment  performance of the Portfolio
Manager;  its  reputation  and  experience;  the  effectiveness  of  its  risk management  systems;  its adherence to its stated investment  philosophy;  the quality and stability of the  Portfolio  Manager's  organization;  and whether key personnel of the Portfolio  Manager have  substantial  investments  in the
Portfolio Manager's investment program.

            INVESTMENT    ADVISER.     Commencing    on    June    2,    2004,
OppenheimerFunds,  Inc. (the "Adviser") began serving as the Fund's investment adviser.  Prior to that  time  and  before  the  Adviser  assumed  the role of investment adviser, the Adviser's wholly-owned  subsidiary,  OFI Institutional
Asset Management,  Inc. ("OFIIAMI"),  served as the Fund's investment adviser.
This did not result in any change to the  oversight  of the Fund.  The Adviser has operated as an investment  adviser since 1960. The Adviser  (including its subsidiaries)  managed  more than  $_______  billion  of assets as of June 30,
2005.  Clients of the Adviser include the  Oppenheimer  mutual funds with more than 7 million investor accounts.

            INVESTMENT  MANAGER.   Tremont  Partners,  Inc.  (the  "Investment
Manager") serves as the Fund's sub-adviser and provides day-to-day  investment management  services to the Fund,  subject to the general  supervision  of the
Adviser.  The  Investment  Manager is an indirect  wholly-owned  subsidiary of
Oppenheimer  Acquisition  Corp.,  the  parent  company of the  Adviser.  Since
1984, the Investment  Manager and its  affiliates  within the Tremont  Capital
Management,  Inc. ("TCM")  organization have provided  alternative  investment solutions to a diverse client base, including financial  institutions,  mutual funds, other investment companies,  investment managers, ERISA plans, and high net worth individuals.

            The  Investment  Manager will have  responsibility  for  selecting
Portfolio  Managers  and  determining  the portion of the Fund's  assets to be allocated to each  Portfolio  Manager.  It has the  investment  discretion  to select Portfolio Funds and Portfolio  Managers on behalf of the Fund, and will recommend to the Board  whether or not the Fund should enter into a management agreement  with a Portfolio  Manager  pursuant  to which Fund assets  would be managed  in  a  Portfolio  Account.  It  will  consider  various  criteria  in
selecting   Portfolio   Managers,   including  among  others:  the  historical
investment   performance  of  the  Portfolio   Manager;   its  reputation  and
experience;  the effectiveness of its risk management  systems;  its adherence to  its  stated  investment  philosophy;  the  quality  and  stability  of the
Portfolio Manager's  organization;  and whether key personnel of the Portfolio
Manager have  substantial  investments in the Portfolio  Manager's  investment program.

            RESTRICTIONS  ON TRANSFER.  With very limited  exceptions,  shares of the Fund are not  transferable  and liquidity will be provided only through repurchase  offers  which  may be  made  from  time  to  time  by the  Fund as determined  by the Board of  Trustees  of the Fund (the  "Board")  in its sole discretion.  See "Repurchases of Shares and Transfers."

            REPURCHASES  OF SHARES.  To provide a limited  degree of liquidity to  investors,  the  Fund  from  time to time  may  offer  to  repurchase  its outstanding  shares  pursuant  to  written  tenders by  investors.  Repurchase offers  will be made at such times and on such terms as may be  determined  by the Board in its sole discretion,  subject to certain regulatory  requirements imposed by the rules of the  Securities and Exchange  Commission  (the "SEC").
The Adviser  expects  that it will  recommend to the Board that the Fund offer to repurchase  shares, as of the last business day of March,  June,  September and  December of each year.  A  redemption  fee equal to 1.00% of the value of shares  repurchased  by the Fund will apply if the date as of which the shares are to be valued for purposes of  repurchase  is less than one year  following the date of a shareholder's  initial  investment in the Fund. See "Repurchases of Shares and Transfers."

            MANAGEMENT  FEE.  The Fund will pay the Adviser a monthly fee (the
"Management  Fee") computed at the annual rate of 1.50% of the aggregate value of outstanding  shares  determined as of the last day of the month (before any repurchases  of  shares,  as  explained  below  under  "About  Your  Account -
Repurchases  of  Shares").  The Adviser  pays a monthly fee to the  Investment
Manager  equal  to 50% of the  amount  of the  management  fee  earned  by the
Adviser under the Advisory  Agreement.  The Adviser also pays a monthly fee to
OFIIAMI out of its own  resources  in an amount  equal to 50% of the amount of the management fee earned by the Adviser under the Advisory  Agreement.  These fees  are  payable  by the  Adviser  and not the  Fund.  See  "How the Fund is
Managed - Advisory Fees."

            INVESTOR   QUALIFICATIONS.   Shares  are  being  offered  only  to
investors  that (i) represent that they are companies  (other than  investment companies)  that have a net worth of more  than  $1,500,000  or that they meet
certain  other  qualification   requirements  ("Qualified  Investors"),   (ii)
represent  that they are U.S.  persons for federal  income tax  purposes,  and
(iii) are exempt from  federal  income tax.  See "About Your  Account - How to
Buy Shares - Investor  Qualifications."  The minimum initial investment in the
Fund by any investor is $500,000 and the minimum additional  investment in the
Fund by any investor is  $100,000.  The Fund may modify  these  minimums  from time  to  time.  Investors  generally  must  hold  their  shares  through  the
Distributor  or  through a broker or dealer  that has  entered  into a selling agreement with the Distributor.

                             --------------------

            An investment  in the Fund is not a deposit or  obligation  of, or guaranteed or endorsed by, any bank or other insured  depository  institution, and is not insured by the Federal Deposit Insurance  Corporation,  the Federal
Reserve Board or any other government agency.

            You  should  rely  only  on  the  information  contained  in  this prospectus.  The Fund has not authorized  anyone to provide you with different
information.   In  addition,  you  should  not  assume  that  the  information provided by this  prospectus is accurate as of any date other than the date on the  front of this  prospectus.  The Fund is not  making an offer of shares in any state or other jurisdiction where the offer is not permitted.

A B O U T  T H E  F U ND

Fees and Expenses of the Fund
Financial Highlights
A Brief Overview of the Fund
Main Risks of Investing in the Fund
      Investment-Related Risks
      Special Investment Instruments and Techniques
      General Risks
      Special Risks of Multi-Manager Structure
The Fund and Its Investments
Other Investment Strategies
How the Fund is Managed

A B O U T  Y O U R  A C C O U N T

How to Buy Shares
      Investor Qualifications
      Distribution Arrangements
o     General Terms
o     Purchase Terms
o     Calculation of Net Asset Value
Repurchases of Shares and Transfers
      No Right of Redemption
      Repurchases of Shares
      Repurchase Procedures
      Mandatory Redemption by the Fund
Dividends, Capital Gains and Taxes
Additional Information About the Fund
Table of Contents of the Statement of Additional Information
Appendix A:  Investor Certification

A B O U T  T H E  F U N D

                        FEES AND EXPENSES OF THE FUND

The  following  tables  are  provided  to help  you  understand  the  fees and
expenses  you  may  bear  directly   (shareholder   transaction  expenses)  or
indirectly (annual fund operating  expenses) if you buy and hold shares of the
Fund.  The Fund pays a variety of  expenses  directly  for  management  of its assets,  administration,  and other services.  All shareholders  therefore pay those expenses  indirectly.  You may also pay an Early  Repurchase Fee if your shares are  repurchased  by the Fund less than one year after the date of your initial  investment.  The  numbers  below  are  based on the  Fund's  expenses during its fiscal year ended March 31, 2005.

Shareholder Transaction Expenses

              ------------------------------------------------
                                                     Shares
              ------------------------------------------------
              ------------------------------------------------
              Sales Charge (Load) on purchases        None
              ------------------------------------
              (as % of offering price)
              ------------------------------------------------
              ------------------------------------------------
              Dividend Reinvestment Fees              None
              ------------------------------------------------
              ------------------------------------------------
              Early Repurchase Fee (as percentage    1.00%
              of value of shares  repurchased)
              (applies to repurchases less than
              one year after date of initial
              investment)
              ------------------------------------------------

Annual Fund Operating Expenses (deducted from Fund assets):
(computed at the annual rate  indicated of the aggregate  value of outstanding shares determined as of the last day of the month)

   Management Fee..........................................._____%(1)(4)
   Administration Fee......................................._____%(2)
   Other expenses..........................................._____%(3)
   Total annual operating expenses.........................._____%(4)

1.....As of May 1, 2004,  the Adviser  waived a portion of its  management fee under a  voluntary  undertaking  to the Fund to limit  these  fees to an annual  rate of  1.25% of the  aggregate  value  of  outstanding  shares determined  as of the last day of the month (before any  repurchases  of shares). That undertaking may be amended or withdrawn at any time.

2.    Under  the  terms of an  administration  agreement  with the  Fund,  the
      Adviser  will  provide  certain  administrative  services  to the  Fund,
      including,   among   others,   assisting   in  the  review  of  investor
      applications,  handling  shareholder  inquiries,  and preparing  various
      reports,   communications   and  regulatory  filings  of  the  Fund.  In
      consideration for those administrative  services,  the Fund will pay the
      Adviser  a  monthly  fee  computed  at the  annual  rate of 0.15% of the aggregate value of outstanding  shares  determined as of the last day of each calendar  month (the  "Administration  Fee").  Related to this, the
      Fund, the Adviser (in its capacity as administrator)  and the Investment
      Manager have entered into a  sub-administration  agreement,  pursuant to which  the  Adviser  may  delegate  some  or all  of the  administrative
      responsibilities  to  the  Investment  Manager.   The  Adviser,  in  its
      capacity as administrator of the Fund, will pay the Investment  Manager, in its capacity as sub-administrator,  some or all of the Administration
      Fee.  See "Administrative Services," below.

3.    "Other  Expenses"  consist of transfer agent fees,  custodial  expenses, and accounting and legal expenses, among others.

4.    The "Total Annual  Operating  Expenses" in the table are based on, among other  things,  the fees  the  Fund  would  pay if the  Adviser  had not voluntarily  undertaken  to limit the Fund's total  expenses to not more than 1.75% of the Fund's  average  monthly net  assets.  The Adviser had voluntarily  undertaken  to the Fund to limit the Fund's total  expenses to not more than 1.75% of the average  annual net assets  prior to March
      31, 2004.  The Adviser may  terminate or amend this  undertaking  at any time  without  notice  to  shareholders.  After  giving  effect  to  the expense  limitation,  "Management  Fees" were  1.36% and  "Total  Annual
      Operating  Expenses"  were 1.75% as a percentage of average  monthly net
      assets.   Effective   April  1,  2004,   the  Adviser  has   voluntarily
      undertaken  to the Fund to limit the Fund's  total  expenses to not more than  1.50% of  average  annual  net  assets.  That  undertaking  may be amended  or  withdrawn  at any  time  without  notice  to  shareholders.
      Investors  will also  indirectly  bear  expenses at the  Portfolio  Fund level. The  subscription  agreements  related to the Fund's  investments in  Portfolio  Funds  between the Fund and a Portfolio  Fund provide for compensation  to  Portfolio  Managers  in the  form of  management  fees
      ranging   from   1.0%  to  2.0%   annually   of  net   assets,   plus  a
      performance-based  fee ranging  from 10% to 25% of net  profits  earned.
      Expenses may vary in future years.

EXAMPLES.  These  examples  are  intended to help you  understand  the cost of investing in the Fund.  The examples  assume that you invest  $1,000 in shares of the Fund for the time periods  indicated  and reinvest  your  dividends and distributions.

      The  first  example  assumes  that  you keep  your  shares.  The  second example  assumes  that your shares are  repurchased  by the Fund at the end of those  periods.  Both  examples  also  assume  that your  investment  has a 5%
return each year and that operating  expenses  remain the same as the expenses in the Annual Fund Operating  Expense table above.  Based on these assumptions your expenses would be as follows:

----------------------------------------------------------------------------------
Assuming you do not
tender shares for           1 Year        3 Years       5 Years       10 Years
repurchase by the Fund:
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
                              $              $             $             $
----------------------------------------------------------------------------------

----------------------------------------------------------------------------------
Assuming you tender
your shares for             1 Year        3 Years       5 Years       10 Years
repurchase by the
Fund:
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
                              $              $             $             $
----------------------------------------------------------------------------------

EXAMPLES.  These examples are intended to help you understand the cost of investing in the Fund. The examples assume that you invest $500,000 in shares of the Fund for the time periods indicated and reinvest your dividends and distributions.

            The first example assumes that you keep your shares.  The second example assumes that your shares are repurchased by the Fund at the end of those periods.  Both examples also assume that your investment has a 5%
return each year and that operating expenses remain the same as the expenses in the Annual Fund Operating Expense table above. Based on these assumptions your expenses would be as follows:

----------------------------------------------------------------------------------
Assuming you do not
tender shares for            1 Year       3 Years       5 Years       10 Years
repurchase by the Fund:
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
                                $            $             $             $
----------------------------------------------------------------------------------

----------------------------------------------------------------------------------
Assuming you tender your
shares for repurchase by     1 Year       3 Years       5 Years       10 Years
the Fund:
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
                                $            $             $             $
----------------------------------------------------------------------------------

            The examples should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown.

                             Financial Highlights

The Financial  Highlights Table is presented to help you understand the Fund's financial  performance  since  inception.  The  total  returns  in  the  table represent  the  rate  that an  investor  would  have  earned  (or  lost) on an
investment  in  the  Fund   (assuming   reinvestment   of  all  dividends  and
distributions)  during the period.  The financial  highlights  information has been  audited  by  _____________________,  the Fund's  Independent  Registered
Public  Accounting  Firm,  whose  report,  along  with  the  Fund's  financial statements,  is included in the Statement of Additional Information,  which is available on request.

---------------------------------------------------------------------------------
Financial Highlights
---------------------------------------------------------------------------------

OFI Tremont Core Strategies Hedge Fund

                                             Year Ended
                                -------------------------------------------

                         March 31, 2005       March 31, 2004   March 31, 2003(1)

                                -------------------------------------------

Per Share Operating           $1,037.32          $1,021.95            $1,000.00
Data

Net asset value,
beginning of period
Income (loss) from
investment
operations:                     (15.58)            (17.82)
Net investment                    52.77              82.47 (4.26)
                      ----------  ----- ------------------
loss(2)                           37.19              64.65                26.21
                                                           --------------------
Net realized and                                                          21.95
unrealized gain
Total income from
investment operations

--------------------------------------------------------------------------------

Dividends and/or
distributions to
shareholders:                   (13.05)             (7.16)                   --
Dividends from net              (16.41)            (12.66)                   --
investment income               (36.81)                                      --
                      ----------------- ------------       --------------------
Distributions from                           (29.46)
                                             -------
net realized gain               (66.27)                                      --
Tax returns of                                     (49.28)
capital distributions
Total dividends
and/or distributions
to shareholders

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Net asset value, end          $1,008.24          $1,037.32            $1,021.95
of period

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Total Return, at Net             3.27%               6.22%                2.20%
Asset Value(3)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Ratios/Supplemental
Data
                               $240,069           $105,484              $25,651
Net assets, end of
period (in thousands)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Ratios to average
net assets:(4,5)                (1.45)%            (1.71)%              (1.68)%
Net investment loss             1.78%                1.89%                2.46%
Total expenses                  1.48%
Expenses, net of                                     1.75%                1.75%
waiver of expenses
by the Adviser

--------------------------------------------------------------------------------
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Portfolio turnover                48%                  38%                  0%
rate(5)

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1.    For the period from January 2, 2003 (commencement of operations) to
March 31, 2003.
2.    Based on average shares outstanding during each period.
3.    Assumes an investment on the last valuation date prior to the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period.  Total returns are not annualized for periods of less than one full year.  Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemptions of Fund shares.

4.    Annualized for periods of less than one full year.
5.    Ratios do not reflect the Fund's proportionate share of income and expenses of the Investment Funds.

6.    Represents the lesser of purchases or sales of investments in
Investment Funds divided by the average fair value of investments in
Investment Funds.

                         A BRIEF OVERVIEW OF THE FUND

      This  section  summarizes  information  that is discussed in more detail later  in this  Prospectus.  You  should  carefully  read  the  more  detailed information.  For a detailed  discussion  of risks of  investing  in the Fund, please refer to "Main Risks of Investing in the Fund," on page 14.
                                                               --

What is the Fund?  The Fund is a closed-end,  management  investment  company, organized  as a  Massachusetts  business  trust on May 24,  2002.  The Fund is non-diversified.  That means that under the Investment Company Act of 1940, as amended (the "Investment  Company Act"), the Fund is not limited in the amount of assets  that it may invest in any  single  issuer of  securities.  However, the Fund  intends to  diversify  its assets to the extent  required  under the
Internal  Revenue  Code so  that it can  qualify  as a  "regulated  investment
company"  for  federal  tax  purposes.  See  "Dividends,   Capital  Gains  and
Taxes."

What  is  the  Fund's  Investment  Objective?   The  Fund  seeks  to  generate
consistently absolute returns over various market cycles.

What  does the Fund  Invest  In?  The Fund  seeks to  achieve  its  investment objective  by  allocating  its assets for  investment  among a select group of alternative asset managers  ("Portfolio  Managers")  employing a wide range of specialized  investment  strategies.  It will allocate its assets  dynamically among a variety of alternative  investment  strategies that each  individually offer the  potential  for  attractive  investment  returns and are expected to blend  together  within  the  Fund's  portfolio  to limit the  Fund's  overall investment exposure to general trends in equity,  debt and other markets.  The
Investment  Manager is  primarily  responsible  for  selecting  the  Portfolio
Managers and  determining  the portion of the Fund's assets to be allocated to each Portfolio Manager,  subject to the general supervision of the Adviser and the  Fund's  Board of  Trustees.  The Fund  will  implement  these  allocation decisions  by  investing  primarily  in private  investment  partnerships  and
similar   investment   vehicles   that  are  managed  by  Portfolio   Managers
("Portfolio Funds").

Portfolio Funds in which the Fund will invest may include  private  investment limited partnerships,  joint ventures,  other investment companies and similar entities  managed  by  Portfolio  Managers.  In  addition,  the  Fund  may  on
occasion  retain  one  or  more  Portfolio   Managers  to  manage  and  invest
designated  portions  of the  Fund's  assets  (either  as  separately  managed accounts  or by  creating  separate  investment  vehicles in which a Portfolio
Manager will serve as general  partner of the vehicle and the Fund will be the sole limited  partner  ("Affiliated  Portfolio  Funds")).  Any  arrangement in which the Fund retains a Portfolio  Manager to manage an account or investment vehicle for the Fund is referred to as a "Portfolio Account."

The  investment  programs of the  Portfolio  Managers  may include both market neutral  strategies,  such as long/short equity investing and various types of arbitrage strategies, as well as directional strategies,  such as event driven and  distressed  investments.  Distressed  investments  entail a greater  risk that the issuer may  default on its  obligation  to pay  interest  or to repay principal than in the case of investment  grade  securities,  and the issuer's low creditworthiness  may increase the potential for its insolvency.  Although
some  Portfolio   Managers  may  pursue   strategies  that  historically  have
exhibited low  correlation  to traditional  equity  markets,  other  Portfolio
Managers may pursue  directional  strategies.  In allocating the Fund's assets among Portfolio  Managers that pursue directional  strategies,  the Investment
Manager will  emphasize  investment  programs that it believes are most likely to achieve high rates of return under prevailing  market  conditions.  Many of the investment  programs of Portfolio  Managers involve the use of hedging and arbitrage  techniques  in the equity,  fixed  income,  currency and  commodity
markets.   These  investment   programs  employ  a  variety  of  sophisticated
investment  techniques  that  include,  among  other  things,  short  sales of securities,  use of leverage (i.e.,  borrowing money for investment purposes), and  transactions  in derivative  securities and other  financial  instruments such as stock  options,  index  options,  futures  contracts  and  options  on futures.  Portfolio  Managers'  use of these  techniques  will be an  integral part of their  investment  programs,  and  involves  significant  risks to the
Fund.

The  investment  strategies  of the  Portfolio  Managers  may  include,  among others:
o     long/short equity;
o     equity hedging and arbitrage;
o     fixed income hedging and arbitrage;
o     currency hedging and arbitrage;
o     index arbitrage;
o     interest rate arbitrage;
o     merger arbitrage;
o     convertible bond and warrant hedging;
o     statistical long/short equity strategies;
o     pairs trading;
o     event driven; and
o     distressed issuer investing.

Portfolio Managers using arbitrage  strategies attempt to identify and exploit
pricing   inefficiencies   between  related  instruments  or  combinations  of
instruments.   Sophisticated   mathematical  and  statistical  techniques  and
models  are  used to  attempt  to  identify  relative  value  between  related instruments or combinations of instruments  and to capture  mispricings  among such instruments.  Portfolio Managers pursuing arbitrage  strategies utilize a
variety  of  techniques   and  models,   ranging  from  purely   quantitative,
short-term models to more discretionary  approaches using fundamental research to construct long and short portfolios.

What are the Main  Risks of  Investing  in the Fund?  The Fund is subject to a number of  investment  risks,  described  in "Main Risks of  Investing  in the
Fund,"  below.  In  addition,  shares of the Fund are  subject to  substantial restrictions  on transfer and have  limited  liquidity.  As a result,  you may not be able to sell your Fund shares when you want to (for  example,  in times of adverse  market  conditions)  in order to realize any  unrealized  gains or losses on your Fund shares.  You should  consider an investment in the Fund to be illiquid.

The Fund is a  non-diversified  fund and invests in  Portfolio  Funds that may not have  diversified  investment  portfolios.  Investors  will  bear fees and expenses  at the Fund  level  and also  indirectly  at the  Portfolio  Fund or
Portfolio  Account  level.  Fees and  expenses of the  Portfolio  Funds may be duplicative  of fees  and  expenses  assessed  by the  Fund.  Portfolio  Funds generally will not be registered as investment  companies under the Investment
Company  Act.  The  Investment   Manager  may  have  little  or  no  means  of
independently  verifying information provided by Portfolio Managers.  The Fund may receive  securities  that are illiquid or difficult to value in connection with withdrawals and distributions from Portfolio Funds.

In view of the risks noted above,  the Fund should be considered a speculative investment and investors  should invest in the Fund only if they can sustain a complete loss of their investment.

No  guarantee or  representation  is made that the  investment  program of the
Fund  or of any  Portfolio  Manager  will  be  successful,  that  the  various
Portfolio  Managers  selected will produce  positive  returns or that the Fund will achieve its investment objective.

Who is the Fund  Designed  For?  The Fund is designed for  investors  that are exempt from federal income tax that seek  consistently  absolute  returns over various market cycles. An investment in the Fund involves  substantial  risks, including  the risk that the  entire  amount  invested  may be lost.  The Fund allocates  its assets to Portfolio  Managers  and invests in  Portfolio  Funds that invest in and actively trade  securities and other financial  instruments using a variety of  strategies  and  investment  techniques  that may  involve significant  risks.  Various risks are also  associated  with an investment in the Fund, including risks relating to the multi-manager  structure of the Fund and risks relating to the limited liquidity of shares.

Prospective  investors  should consider the risks and other factors  described below  in  determining  whether  an  investment  in  the  Fund  is a  suitable investment.  However,  the  risks  enumerated  below  should  not be viewed as encompassing  all of the  risks  associated  with an  investment  in the Fund.
Prospective  investors should read this entire prospectus and the statement of additional  information  of the Fund (the  "SAI") and  consult  with their own advisers  before  deciding  whether  to  invest.  In  addition,  as the Fund's investment  program  develops  and changes over time  (subject to  limitations
established  by  the  Fund's  investment   policies  and   restrictions),   an
investment  in the  Fund  may in the  future  be  subject  to  additional  and different risk factors.

How Can an Investor Buy Shares?  The  Distributor  acts as the  distributor of the Fund's  shares on a best  efforts  basis,  subject to various  conditions, pursuant to the terms of a General  Distributor's  Agreement entered into with the Fund.  Investors may purchase  shares  directly  through the  Distributor.
Alternatively,  shares may be purchased  through  brokers or dealers that have entered into selling  agreements with the  Distributor.  The Distributor is an affiliate of the Adviser and the Investment Manager.

Subsequent  to the  initial  offering,  shares  will  be  offered  and  may be purchased on a monthly  basis,  or at such other times as may be determined by the Board.

Share certificates are not available for shares of the Fund.

All investor  funds for the  purchase of shares will be deposited  promptly in an escrow  account  maintained by Citibank,  N.A.,  as escrow  agent,  for the benefit of the  investors.  Funds held in the escrow  account  may be invested in high quality, short-term investments,  and any interest earned on the funds will be paid to  investors  on the date shares are issued.  The full amount of an  investment  is payable in federal  funds,  which must be  received  by the
Distributor not later than fourteen  calendar days prior to the beginning of a month  if  payment  is made  by  check  or four  business  days  prior  to the beginning  of a month if  payment  is sent by wire.  If  payment is not timely received,  the  investment  will  be made at the  beginning  of the  following month,  provided  that the  investor  certification  described  below has been received by the Distributor.

Before an investor may invest in the Fund,  the  Distributor or the investor's sales  representative  will require a certification  from the investor that it is a Qualified Investor and meets other requirements for investment,  and that the investor will not transfer its shares except in the limited  circumstances permitted  under  the  Fund's  Declaration  of  Trust.  The  form of  investor certification  that  each  investor  will be  asked  to sign is  contained  in
Appendix A of this prospectus.  An investor's  certification  must be received by the Distributor,  along with its payment as described  above,  otherwise an investor's  order will not be accepted.  If the investor's  order is rejected, all monies  submitted  by the  investor  for the  purchase  of shares  will be promptly refunded to the investor.

How Do the Fund's Repurchase Offers Provide  Liquidity?  The Fund from time to time will offer to repurchase  outstanding  shares pursuant to written tenders by  shareholders.  Repurchase  offers  will be made at such  times and on such terms as may be  determined  by the Board in its sole  discretion,  subject to certain  regulatory  requirements  imposed  by  the  rules  of  the  SEC,  and generally  will be offered  to  repurchase  at a  specified  dollar  amount of outstanding  shares.  A  redemption  fee equal to 1.00% of the value of shares repurchased  by the Fund will  apply if the date as of which the shares are to be valued for purposes of repurchase is less than one year  following the date of the  shareholders'  initial  investment  in the Fund.  If  applicable,  the redemption  fee  will  be  deducted  before  payment  of  the  proceeds  of  a repurchase.

In determining  whether the Fund should  repurchase shares pursuant to written tenders,  the Board will  consider the  recommendations  of the  Adviser.  The
Adviser  expects  that it will  recommend  to the Board that the Fund offer to repurchase shares, as of the last business day of March,  June,  September and
December of each year.

Who Manages the Fund?  OppenheimerFunds,  Inc.  (the  "Adviser") is the Fund's
investment  adviser.  Tremont Partners,  Inc. (the "Investment  Manager"),  an
affiliate of the Adviser,  is the Fund's  investment  manager.  The Investment
Manager  provides  day-to-day  investment  management  services  to the  Fund, including the selection of Portfolio Managers.

                     MAIN RISKS OF INVESTING IN THE FUND

            All investments  carry risks to some degree.  An investment in the
Fund  involves  substantial  risks,  including the risk that the entire amount invested may be lost.  The Fund  allocates  its assets to  Portfolio  Managers and invests in Portfolio  Funds that invest in and actively  trade  securities and other financial  instruments  using a variety of strategies and investment techniques that may involve  significant  risks.  Various other types of risks are also associated  with an investment in the Fund,  including risks relating to the  multi-manager  structure of the Fund,  risks relating to  compensation arrangements and risks relating to the limited liquidity of shares.

INVESTMENT-RELATED RISKS

General Economic and Market  Conditions.  The success of the Fund's investment program may be affected by general  economic  and market  conditions,  such as
interest   rates,   availability   of  credit,   inflation   rates,   economic
uncertainty,  changes  in  laws,  and  national  and  international  political
circumstances.   These  factors  may  affect  the  level  and   volatility  of
securities  prices and the liquidity of  investments  held by Portfolio  Funds and Portfolio  Accounts.  Unexpected  volatility or  illiquidity  could impair the Fund's profitability or result in losses.

Highly  Volatile  Markets.  The  prices  of  commodities   contracts  and  all
derivative   instruments,   including  futures  and  options,  can  be  highly
volatile.   Price  movements  of  forwards,   futures  and  other   derivative
contracts  in which a Portfolio  Fund's or Portfolio  Account's  assets may be invested are  influenced  by, among other  things,  interest  rates,  changing supply and demand relationships,  trade, fiscal, monetary and exchange control
programs  and  policies  of  governments,   and  national  and   international
political and economic  events and  policies.  In addition,  governments  from time to time  intervene,  directly  and by  regulation,  in  certain  markets,
particularly  those  in  currencies,   financial   instruments,   futures  and
options.  Such  intervention  often is intended  directly to influence  prices and may,  together  with  other  factors,  cause all of such  markets  to move rapidly in the same  direction  because of, among other things,  interest rate fluctuations.  Portfolio Funds and Portfolio  Accounts are also subject to the risk of the failure of any exchanges on which their  positions trade or of the clearinghouses for those exchanges.

Risks  of  Securities   Activities.   All  securities  investing  and  trading
activities  involve the risk of loss of capital.  While the Investment Manager will  attempt to moderate  these  risks,  there can be no  assurance  that the
Fund's investment  activities will be successful or that shareholders will not
suffer  losses.  The  following   discussion  sets  forth  some  of  the  more
significant risks associated with the Portfolio Managers' styles of investing:

            Equity Securities.  Portfolio Managers' investment  portfolios may include  long and short  positions  in common  stocks,  preferred  stocks  and convertible securities of U.S. and non-U.S.  issuers.  Portfolio Managers also may invest in depository receipts relating to non-U.S.  securities,  which are subject to the risks affecting  investments in foreign issuers discussed under
"Non-U.S.  Investments,"'  below. Issuers of un-sponsored  Depository Receipts are not obligated to disclose material  information in the United States,  and therefore,  there may be less  information  available  regarding such issuers.
Equity securities  fluctuate in value, often based on factors unrelated to the value  of  the  issuer  of  the  securities,  and  such  fluctuations  can  be pronounced.

      Fixed-Income  Securities.  The value of fixed-income securities in which
Portfolio  Funds and  Portfolio  Accounts  invest  will  change in response to
fluctuations  in  interest  rates.  For  fixed-rate  debt   securities,   when
prevailing  interest rates fall, the values of already-issued  debt securities generally  rise. When interest rates rise, the values of  already-issued  debt securities  generally  fall,  and they may sell at a discount  from their face amount.  In  addition,  the  value  of  certain  fixed-income  securities  can
fluctuate  in  response  to  perceptions  of  credit   worthiness,   political
stability   or   soundness   of  economic   policies.   Valuations   of  other
fixed-income instruments,  such as mortgage-backed  securities,  may fluctuate in  response to changes in the  economic  environment  that may affect  future cash flows.

      Non-U.S.   Investments.   It  is  expected  that  Portfolio   Funds  and
Portfolio  Accounts  will  invest in  securities  of  non-U.S.  companies  and
countries.   Foreign   obligations  have  risks  not  typically   involved  in
domestic  investments.  Foreign investing can result in higher transaction and operating  costs for the Fund.  Foreign  issuers  are not  subject to the same accounting and disclosure  requirements to which U.S.  issuers are subject and consequently,  less information is available to investors in companies located in such countries  than is available to investors in companies  located in the
United States.  The value of foreign  investments  may be affected by exchange control  regulations;  fluctuations in the rate of exchange between currencies and costs associated with currency  conversions;  the potential  difficulty in repatriating  funds;  expropriation or  nationalization of a company's assets;
delays in  settlement of  transactions;  changes in  governmental  economic or monetary  policies  in the U.S. or abroad;  or other  political  and  economic factors.

            Securities of issuers in emerging and developing  markets  present
risks  not  found  in  securities  of  issuers  in  more  developed   markets.
Securities  of  issuers  in  emerging  and  developing  markets  may  be  more difficult to sell at  acceptable  prices and their prices may be more volatile
than  securities  of  issuers  in  more  developed  markets.   Settlements  of
securities  trades in  emerging  and  developing  markets  may be  subject  to greater  delays  than in other  markets so that the Fund might not receive the proceeds  of a  sale  of  a  security  on a  timely  basis.  Emerging  markets generally have less  developed  trading  markets and exchanges,  and legal and accounting  systems.

            From  time to time,  the Fund may  invest  in  non-U.S.  Portfolio
Funds  which  have  similar  risks  (as  described   above)  to  investing  in
securities of non-U.S. companies and countries.

      Illiquid Portfolio  Investments.  Portfolio Funds and Portfolio Accounts
may invest in securities  that are subject to legal or other  restrictions  on transfer or for which no liquid  market  exists.  The market  prices,  if any, for such  securities  tend to be volatile  and a Portfolio  Fund or  Portfolio
Account  may not be able to sell them when it  desires  to do so or to realize what it perceives  to be their fair value in the event of a sale.  The sale of restricted  and illiquid  securities  often  requires more time and results in higher  brokerage  charges or dealer discounts and other selling expenses than does the sale of  securities  eligible  for  trading  on  national  securities exchanges or in the over-the-counter  markets.  Restricted securities may sell at prices  that are lower  than  similar  securities  that are not  subject to restrictions on resale.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

The   Portfolio   Managers  may  utilize  a  variety  of  special   investment
instruments  and  techniques to hedge the  portfolios  of the Portfolio  Funds against  various  risks  (such as changes in interest  rates or other  factors that  affect  security  values)  or  for  non-hedging  purposes  to  pursue  a
Portfolio  Fund's  or  Portfolio   Account's   investment   objective.   These
strategies may be executed  through  derivative  transactions.  Certain of the special investment  instruments and techniques that the Portfolio Managers may use are  speculative  and involve a high degree of risk,  particularly  in the context of non-hedging transactions.

      Derivatives.  Derivatives  are  securities  and  other  instruments  the value or return of which is based on the  performance of an underlying  asset, index,  interest  rate or other  investment.  Derivatives  may be volatile and involve  various  risks,  depending  upon the derivative and its function in a portfolio.  Special  risks may apply to  instruments  that are  invested in by
Portfolio Funds or Portfolio  Accounts in the future that cannot be determined at this  time or until  such  instruments  are  developed  or  invested  in by
Portfolio  Funds or  Portfolio  Accounts.  Certain  swaps,  options  and other derivative  instruments  may be subject to various  types of risks,  including market risk,  liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial  soundness and  creditworthiness  of the counterparty, legal risk and operations risk.

      Call and Put  Options.  There  are  risks  associated  with the sale and purchase of call and put options.  The seller  (writer) of a call option which is covered (e.g., the writer holds the underlying  security)  assumes the risk of a  decline  in the  market  price  of the  underlying  security  below  the purchase  price of the  underlying  security  less the premium  received,  and gives  up the  opportunity  for  gain on the  underlying  security  above  the exercise  price of the option.  The seller of an uncovered call option assumes the risk of a  theoretically  unlimited  increase  in the market  price of the underlying  security  above the exercise  price of the option.  The securities necessary  to satisfy the exercise of the call option may be  unavailable  for purchase  except at much higher prices.  Purchasing  securities to satisfy the exercise of the call option can itself  cause the price of the  securities  to rise further,  sometimes by a significant  amount,  thereby  exacerbating  the loss.  The  buyer of a call  option  assumes  the risk of  losing  its  entire premium  invested  in the call  option.  The seller  (writer)  of a put option which is covered  (e.g.,  the writer has a short  position  in the  underlying security)  assumes  the  risk  of an  increase  in  the  market  price  of the underlying  security above its short sales price plus the premium received for writing the put  option,  and gives up the  opportunity  for gain on the short position if the underlying  security's price falls below the exercise price of the  option.  The  seller of an  uncovered  put option  assumes  the risk of a decline in the market  price of the  underlying  security  below the  exercise price of the option.  The buyer of a put option assumes the risk of losing his entire premium invested in the put option.

      Hedging  Transactions.  The Portfolio  Managers may utilize a variety of financial  instruments,  such as  derivatives,  options,  interest rate swaps, caps and  floors,  futures  and  forward  contracts  to seek to hedge  against declines in the values of their portfolio  positions as a result of changes in currency  exchange  rates,  certain  changes in the equity  markets and market interest  rates and other  events.  Hedging  transactions  may also  limit the opportunity  for gain if the value of the hedged  portfolio  positions  should increase.  It may not be possible for the Portfolio  Managers to hedge against a change  or event at a price  sufficient  to  protect a  Portfolio  Fund's or
Portfolio  Account's  assets  from  the  decline  in  value  of the  portfolio positions  anticipated as a result of such change. In addition,  it may not be possible  to  hedge  against  certain  changes  or  events  at  all.  While  a
Portfolio  Manager may enter into such transactions to seek to reduce currency exchange  rate and  interest  rate  risks,  or the risks of a  decline  in the equity  markets  generally  or one or more  sectors of the  equity  markets in particular,  or the risks posed by the  occurrence  of certain  other  events, unanticipated  changes in currency or interest  rates or  increases or smaller than expected  decreases in the equity  markets or sectors being hedged or the non-occurrence  of other events  being  hedged  against may result in a poorer overall  performance  for the  Fund  than  if the  Portfolio  Manager  had not
engaged  in  any  such  hedging  transaction.   In  addition,  the  degree  of
correlation  between  price  movements  of the  instruments  used in a hedging strategy  and price  movements  in the  portfolio  position  being  hedged may vary.  Moreover,  for a variety of reasons,  the  Portfolio  Managers  may not seek to establish a perfect  correlation  between such hedging instruments and the portfolio  holdings being hedged.  Such imperfect  correlation may prevent the Portfolio  Managers from  achieving the intended  hedge or expose the Fund to additional risk of loss.

      Counterparty  Credit  Risk.  Many of the markets in which the  Portfolio
Funds or Portfolio Accounts effect their  transactions are  "over-the-counter"
or  "inter-dealer"  markets.  The  participants in these markets are typically not subject to credit  evaluation and  regulatory  oversight as are members of
"exchange  based"  markets.  To the  extent  a  Portfolio  Fund  or  Portfolio
Account  invests  in swaps,  derivative  or  synthetic  instruments,  or other over-the-counter  transactions, on these markets, it is assuming a credit risk with  regard to  parties  with  whom it  trades  and may also bear the risk of settlement  default.  These risks may differ  materially from those associated with  transactions  effected on an  exchange,  which  generally  are backed by clearing organization guarantees,  daily marking-to-market and settlement, and segregation and minimum  capital  requirements  applicable to  intermediaries.
Transactions  entered into directly  between two  counterparties  generally do
not  benefit  from  such  protections.   This  exposes  a  Portfolio  Fund  or
Portfolio  Account  to  the  risk  that  a  counterparty  will  not  settle  a transaction in accordance  with its terms and conditions  because of a dispute over the terms of the  contract  (whether  or not bona  fide) or  because of a credit or  liquidity  problem,  thus causing the  Portfolio  Fund or Portfolio
Account to suffer a loss.  Such  counterparty  risk is accentuated in the case of contracts  with longer  maturities  where  events may  intervene to prevent settlement,  or where a Portfolio Fund or Portfolio  Account has  concentrated its  transactions  with a single or small group of  counterparties.  Portfolio
Funds  and  Portfolio  Accounts  are not  restricted  from  dealing  with  any
particular   counterparty   or  from   concentrating   any  or  all  of  their
transactions  with one counterparty.  However,  the Investment  Manager,  with the intent to diversify,  intends to monitor  counterparty  credit exposure of
Portfolio  Funds and Portfolio  Accounts.  The ability of Portfolio  Funds and
Portfolio   Accounts  to  transact   business   with  any  one  or  number  of
counterparties,   the   lack   of   any   independent   evaluation   of   such
counterparties'  financial  capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

      Leverage;  Interest  Rates;  Margin.  The Fund is  authorized  to borrow money  for  investment  purposes,  to meet  repurchase  requests  and for cash management  purposes.  Portfolio  Funds generally are also permitted to borrow money.  The Fund,  Portfolio  Funds and  Portfolio  Accounts  may  directly or indirectly  borrow  funds  from  brokerage  firms  and  banks.  Borrowing  for investment  purposes is known as  "leverage."  Portfolio  Funds and  Portfolio
Accounts  may also  "leverage"  by using  options,  swaps,  forwards and other
derivative   instruments.   Although  leverage   presents   opportunities  for
increasing  total  investment   return,  it  has  the  effect  of  potentially
increasing  losses as well. Any event that  adversely  affects the value of an investment,  either  directly or indirectly,  by a Portfolio Fund or Portfolio
Account  could be  magnified  to the extent  that  leverage is  employed.  The cumulative effect of the use of leverage,  directly or indirectly, in a market that moves adversely to the  investments of the entity  employing the leverage could  result  in a loss  that  would be  greater  than if  leverage  were not employed.  In  addition,  to the extent that the Fund,  Portfolio  Managers or
Portfolio  Funds borrow  funds,  the rates at which they can borrow may affect the operating  results of the Fund.  Any borrowings by the Fund for investment purposes will be made solely for Portfolio Accounts.

            In general,  the anticipated use of short-term  margin  borrowings by  Portfolio  Funds and  Portfolio  Accounts  results in  certain  additional risks.  For  example,  should the  securities  that are  pledged to brokers to secure  margin  accounts  decline in value,  or should  brokers from which the
Portfolio  Funds or Portfolio Funds have borrowed  increase their  maintenance margin  requirements  (i.e.,  reduce the  percentage of a position that can be financed),  then the Portfolio Funds or Portfolio Accounts could be subject to a "margin call," pursuant to which they must either deposit  additional  funds with the broker or suffer mandatory  liquidation of the pledged  securities to compensate  for the decline in value.  In the event of a  precipitous  drop in the value of the assets of a Portfolio  Fund or  Portfolio  Account,  it might not be able to liquidate  assets quickly enough to pay off the margin debt and might suffer  mandatory  liquidation  of  positions  in a declining  market at relatively  low  prices,  thereby  incurring  substantial  losses.  For  these reasons,  the use of  borrowings  for  investment  purposes  is  considered  a speculative investment practice.

            Short  Selling.   The  Portfolio  Managers  may  engage  in  short
selling.  Short selling  involves  selling  securities  that are not owned and borrowing  the  same  securities  for  delivery  to  the  purchaser,  with  an obligation to replace the borrowed  securities at a later date.  Short selling allows an  investor to profit  from  declines  in market  prices to the extent such  declines  exceed the  transaction  costs and the costs of borrowing  the securities.  A short sale creates the risk of an unlimited  loss, as the price of the underlying  security could  theoretically  increase without limit, thus increasing  the cost of buying those  securities to cover the short  position.
There  can be no  assurance  that the  securities  necessary  to cover a short position will be available for  purchase.  Purchasing  securities to close out the short  position  can  itself  cause the  price of the  securities  to rise further,  thereby  exacerbating the loss. For these reasons,  short selling is considered a speculative investment practice.

            Portfolio  Funds and  Portfolio  Accounts  may also  effect  short sales "against the box." These  transactions  involve selling short securities that are owned (or that a Portfolio  Fund or  Portfolio  Account has the right to obtain).  When a Portfolio  Fund or Portfolio  Account  enters into a short sale  against the box,  it will set aside  securities  equivalent  in kind and
amount  to  the   securities   sold  short  (or   securities   convertible  or
exchangeable  into such  securities) and will hold such  securities  while the short sale is outstanding.  Portfolio Funds and Portfolio  Accounts will incur transaction costs,  including  interest expenses,  in connection with opening, maintaining and closing short sales against the box.

GENERAL RISKS

      Lack  of  Operating  History.  Certain  Portfolio  Funds  may  be  newly formed  entities  that  have  no  operating  histories.  In  such  cases,  the
Investment  Manager will have  evaluated the past  investment  performance  of
Portfolio  Managers  or  their  personnel.   However,   this  past  investment
performance  may not be indicative of the future results of an investment in a
Portfolio  Fund  managed  by a  Portfolio  Manager.  Although  the  Investment
Manager,  its affiliates  and their  personnel  have  considerable  experience evaluating  the  performance  of  alternative  asset  managers  and  providing manager  selection  and asset  allocation  services  to  clients,  the  Fund's investment  program  should be  evaluated  on the basis  that  there can be no assurance that the  Investment  Manager's  assessments of Portfolio  Managers, and in turn their  assessments  of the  short-term  or long-term  prospects of investments,  will  prove  accurate.  Thus,  the  Fund  may  not  achieve  its investment objective and the Fund's net asset value may decrease.

      Non-Diversified   Status.  The  Fund  is  "non-diversified"   under  the
Investment  Company Act. That means that the Fund can invest in the securities of a single issuer without limit.  This policy gives the Fund more flexibility to invest in the  obligations of a single borrower or issuer than if it were a
"diversified"  fund.  However,  the Fund intends to diversify its  investments so that  it  will  qualify  as a  "regulated  investment  company"  under  the
Internal  Revenue Code (although it reserves the right not to qualify).  Under that  requirement,  with  respect  to 50% of its  total  assets,  the Fund may invest  up to 25% of its  assets  in the  securities  of any one  borrower  or issuer.  To the extent the Fund invests a relatively  high  percentage  of its assets in the  obligations  of a single issuer or a limited number of issuers, the Fund is  subject  to  additional  risk of loss if those  obligations  lose market  value or the  borrower  or issuer of those  obligations  defaults.  To address  this  risk,  not  more  than 10% of the  Fund's  net  assets  will be allocated to any one Portfolio Manager.

      Industry  Concentration  Risk.  Although the Fund will not invest 25% or more of the  value of its  total  assets in the  securities  (other  than U.S.
Government  securities)  of issuers  engaged in a single  industry,  Portfolio
Funds   generally   are  not   subject  to  similar   industry   concentration
restrictions on their  investments  and, in some cases, may invest 25% or more of the value of their total assets in a single  industry.  Portfolio Funds are not subject to the Fund's other investment policies and restrictions.

      The Fund  will not  invest in a  Portfolio  Fund if, as a result of such investment,  25% or more of the  value  of the  Fund's  total  assets  will be invested in Portfolio Funds that, in the aggregate,  have investment  programs that focus on investing in any single industry.  Nevertheless,  it is possible that, at any given time,  the assets of Portfolio  Funds in which the Fund has
invested   will,  in  the  aggregate,   be  invested  in  a  single   industry
constituting  25% or more of the value of their  combined  total  assets.  The
Fund does not believe that this  situation is likely to occur given the nature of its investment  program.  However,  because these  circumstances may arise, the  Fund  is  subject  to  greater  investment  risk  to  the  extent  that a significant  portion of its assets may at some times be  invested,  indirectly through  Portfolio  Funds in which it invests,  in the  securities  of issuers engaged  in similar  businesses  that are  likely to be  affected  by the same market conditions and other  industry-specific  risk factors.  Portfolio Funds are not generally  required to provide  current  information  regarding  their investments to their  investors  (including the Fund).  Thus, the Fund and the
Investment  Manager may not be able to  determine at any given time whether or the extent to which Portfolio  Funds,  in the aggregate,  have invested 25% or more of their combined assets in any particular industry.

      If the Fund  engages a Portfolio  Manager to manage a Portfolio  Account or a  separate  investment  vehicle  has been  created  in  which a  Portfolio
Manager will serve as general  partner of the vehicle and the Fund will be the sole limited partner (an "Affiliated  Portfolio Fund"), then the Fund shall be required  to look  through  to the  assets of such  Portfolio  Account  and/or
Affiliated  Portfolio  Fund  in  determining   compliance  with  the  industry
concentration policy.

      Limited  Liquidity;  In-Kind  Distributions.  An  investment in the Fund provides  limited  liquidity  since  shareholders  will not be able to  redeem shares on a daily basis  because the Fund is a closed-end  fund.  In addition, with very limited exceptions, shares are not transferable,  and liquidity will be  provided  only  through  repurchase  offers  made from time to time by the
Fund. An  investment in the Fund is therefore  suitable only for investors who can bear the risks associated with the limited  liquidity of shares and should be viewed as a long-term investment.

            Payment for  repurchased  shares may require the Fund to liquidate portfolio  holdings  earlier  than  the  Investment  Manager  would  otherwise liquidate these holdings,  potentially  resulting in losses,  and may increase the Fund's portfolio  turnover.  The Adviser and the Investment Manager intend to take  measures  (subject  to such  policies  as may be  established  by the
Board)  to  attempt  to  avoid  or  minimize  potential  losses  and  turnover resulting from the repurchase of shares.

            If a  shareholder  tenders all shares (or a portion of its shares)
in connection  with a repurchase  offer made by the Fund,  that tender may not be rescinded by the shareholder  after the date on which the repurchase  offer terminates.  However,  the value of shares that are  tendered by  shareholders generally will not be determined  until a date  approximately  one month later and will be based on the value of the Fund's  assets as of such later date.  A shareholder  will thus  continue  to bear  investment  risk  after  shares are tendered for  repurchase  and until the date as of which the shares are valued for purposes of  repurchase.  In addition,  a redemption fee equal to 1.00% of the  value of  shares  repurchased  by the Fund  will  apply if the date as of which the shares are to be valued for purposes of  repurchase is less than one year following the date of the shareholder's initial investment in the Fund.

            The Fund expects to distribute  cash to the holders of shares that are  purchased.  However,  there can be no  assurance  that the Fund will have sufficient  cash to pay for shares that are being  repurchased or that it will be able to liquidate  investments at favorable  prices to pay for  repurchased shares.  Although  the Fund does not  generally  intend to make  distributions
in-kind,   under   the   foregoing   circumstances,   and  in  other   unusual
circumstances  where the Board  determines  that making a cash  payment  would result  in a  material  adverse  effect  on the  Fund or on  shareholders  not
tendering   shares  for   repurchase,   shareholders   may   receive   in-kind
distributions  of  investments  from the Fund's  portfolio,  either the Fund's interests  in  Portfolio  Funds  or  securities  held by the  Portfolio  Funds
(valued in accordance with the Fund's  valuation  policies) in connection with the repurchase of shares by the Fund. Any such  distributions  will be made on the  same  basis  to  all  shareholders  in  connection  with  any  particular repurchase  offer. In addition,  a distribution may be made partly in cash and partly  in-kind.  An in-kind  distribution  may consist of securities that are not readily  marketable and may be subject to restrictions on resale,  such as the  Fund's  interests  in  Portfolio  Funds or  certain  securities  owned by
Portfolio Funds.  Shareholders  receiving an in-kind  distribution  will incur costs,  including  commissions,  in disposing of securities that they receive, and in the case of securities  that are not readily  marketable,  shareholders may not be able to sell the  securities  except at prices  that are lower than those  at  which  the  securities  were  valued  by the  Fund  or not  without substantial  delay. For these various reasons,  an investment in the shares is suitable only for  sophisticated  investors.  See  "Repurchases  of Shares and
Transfers."

            Conflicts of Interest.  The Adviser,  the  Investment  Manager and
their  affiliates,  as  well  as  many of the  Portfolio  Managers  and  their respective  affiliates,  provide  investment  advisory  and other  services to clients  other than the Fund and  Portfolio  Funds.  In  addition,  investment
professionals   associated  with  the  Adviser,   the  Investment  Manager  or
Portfolio  Managers may carry on investment  activities for their own accounts and the accounts of family members  (collectively  with other accounts managed
by  the  Adviser,   the  Investment  Manager  and  their  affiliates,   "Other
Accounts").  As a  result  of  the  foregoing,  the  Adviser,  the  Investment
Manager  and  Portfolio  Managers  will be engaged in  substantial  activities other  than on behalf of the Fund and may have  differing  economic  shares in respect of such  activities  and may have  conflicts of interest in allocating
investment  opportunities,   and  their  time,  between  the  Fund  and  Other
Accounts.  Portfolio  Managers may, in pursuing  independently  of one another their respective investment objectives, effect offsetting transactions,  which could result in the Fund bearing  transactional  costs  without  obtaining any benefit.

            However,  it  is  the  policy  of  the  Investment  Manager,   and
generally  also  the  policy  of  the  Portfolio  Managers,   that  investment
decisions for the Fund,  Portfolio  Accounts and Other  Accounts be made based on a consideration  of their  respective  investment  objectives and policies, and other needs and  requirements  affecting each account that they manage and that  investment  transactions  and  opportunities  be fairly  allocated among their clients, including the Fund and Portfolio Funds.

SPECIAL RISKS OF MULTI-MANAGER STRUCTURE

      Portfolio   Funds   generally  will  not  be  registered  as  investment
companies under the Investment Company Act and,  therefore,  the Fund will not have the benefit of various  protections  afforded by the  Investment  Company
Act with respect to its  investments  in Portfolio  Funds.  The Fund from time to time,  may also  invest  in  non-U.S.  Portfolio  Funds  that  also are not registered under the Investment Company Act.  Investing in non-U.S.  Portfolio
Funds have similar risks to investing in securities of non-U.S.  companies and countries.  Although  the  Investment  Manager  expects  to  receive  detailed information from each Portfolio Manager  regarding its investment  performance and  investment  strategy  on a regular  basis,  in most cases the  Investment
Manager has little or no means of independently verifying this information.  A
Portfolio  Manager  may use  proprietary  investment  strategies  that are not fully disclosed to the Investment Manager,  which may involve risks under some market  conditions  that are not  anticipated  by the Investment  Manager.  In addition,  many  Portfolio  Managers  will  not be  registered  as  investment advisers under the Investment  Advisers Act of 1940, as amended (the "Advisers
Act") in reliance on certain  exemptions from registration  under that act. In such  cases,  Portfolio  Managers  will not be subject  to various  disclosure requirements and rules that would apply to registered investment advisers.

      Investors in the Fund directly  bear the Fund's fees and  expenses,  and indirectly  bear  fees and  expenses  of the  Portfolio  Funds  and  Portfolio
Accounts,  including asset-based fees and  performance-based  fees assessed by
Portfolio  Funds  or  Portfolio  Accounts.  Similarly,   shareholders  bear  a
proportionate  share of the other  operating  expenses of the Fund  (including the  Administration  Fee) and,  indirectly,  similar expenses of the Portfolio
Funds and Portfolio  Accounts.  An investor who meets the  conditions  imposed
by  the  Portfolio  Managers,   including  investment  minimums  that  may  be
considerably  higher  than the  $500,000  minimum  imposed by the Fund,  could invest directly with the Portfolio Managers.

      Each Portfolio Manager will receive any performance-based  allocation to which it is  entitled  irrespective  of the  investment  performance  of other
Portfolio  Managers  or the  investment  performance  of the  Fund  generally.
Thus, a Portfolio  Manager with positive  investment  performance will receive this allocation from the Fund (and indirectly from  shareholders)  even if the
Fund's  overall  investment  return is negative.  Investment  decisions of the
Portfolio  Managers are made  independently of each other. As a result, at any particular time, one Portfolio  Manager may be purchasing  shares of an issuer for a  Portfolio  Fund or  Portfolio  Account  whose  shares are being sold by another  Portfolio  Manager for another  Portfolio Fund or Portfolio  Account.
In any such situations,  the Fund could  indirectly incur certain  transaction costs without accomplishing any net investment result.

      Since the Fund may make additional  investments in or effect withdrawals from a Portfolio Fund only at certain times pursuant to limitations  set forth in the governing  documents of the Portfolio Fund, the Fund from time to time:
may have to  invest a  greater  portion  of its  assets  temporarily  in money market  securities than it otherwise might wish to invest;  may have to borrow money to repurchase  shares; and may not be able to withdraw its investment in a  Portfolio  Fund  promptly  after it has made a decision  to do so. This may adversely affect the Fund's investment return or increase the Fund's expenses.

      Portfolio Funds may be permitted to redeem their shares  in-kind.  Thus, upon the Fund's  withdrawal of all or a portion of its interest in a Portfolio
Fund,  the Fund may  receive  securities  that are  illiquid or  difficult  to value. See  "INVESTMENT-RELATED  RISKS - Illiquid  Portfolio  Investments" and
"DISTRIBUTION  ARRANGEMENTS  -  Calculation  of Net  Asset  Value."  In  these circumstances,  the  Adviser  would seek to dispose of these  securities  in a manner that is in the best interests of the Fund.

      Subject to limitations  imposed by the Investment  Company Act,  neither the Trustees,  the Adviser,  or the Investment  Manager shall be liable to the
Fund or any of the shareholders  for any loss or damage  occasioned by any act or omission in the  performance  of their  respective  services as such in the absence of  willful  misfeasance,  bad faith,  gross  negligence  or  reckless disregard of their duties.

      Portfolio  Account  Allocations.  The Fund may on occasion  allocate its assets to a Portfolio  Manager by retaining the Portfolio  Manager to manage a
Portfolio Account for the Fund, rather than invest in the Portfolio  Manager's
Portfolio  Fund.  It is possible,  given the leverage at which  certain of the
Portfolio  Managers  will trade,  that the Fund could lose more in a Portfolio
Account  that is managed by a particular  Portfolio  Manager than the Fund has allocated  to such  Portfolio  Manager to invest.  This risk may be avoided if the Fund,  instead  of  retaining  a  Portfolio  Manager  to manage a separate account  comprised of a  designated  portion of the Fund's  assets,  creates a separate  investment  vehicle  for which a  Portfolio  Manager  will  serve as general  partner and in which the Fund will be the sole limited  partner.  Use of this  structure,  however,  involves  various  expenses,  and  there  is no requirement  that  separate  investment  vehicles  be  created  for  Portfolio
Accounts.  Portfolio Funds that are Portfolio  Accounts will be subject to the investment  policies and  restrictions of the Funds, as well as the provisions of the 1940 Act and the rules thereunder.

      Valuation of  Portfolio  Funds.  In most cases,  the Fund will be unable to verify with  certainty  the  monthly  valuation  received  from a Portfolio
Manager  regarding  a  Portfolio  Fund.  Furthermore,  these  valuations  will typically  be  estimates  only,  subject to revision  based on each  Portfolio
Fund's annual audit.  Revisions to the Fund's gain and loss  calculations will be an ongoing  process,  and no  appreciation  or  depreciation  figure can be considered final until the annual audits of Portfolio Funds are completed.

      Portfolio   Managers  will  generally  invest  primarily  in  marketable securities,  although certain Portfolio  Managers may also invest in privately placed  securities  and other  investments  that are  illiquid and do not have readily  available  market  quotations.  These  securities  will  nevertheless
generally  be  valued  by  Portfolio   Managers,   which  valuations  will  be
conclusive  with  respect to the Fund,  even though  Portfolio  Managers  will generally face a conflict of interest in valuing such  securities  because the values given to the securities  will affect the  compensation of the Portfolio
Managers.  Any such securities  held by a Portfolio  Account will be valued at
their  "fair  value"  as   determined   in  good  faith  by  the  Board.   See
"Distribution Arrangements - Calculation of Net Asset Value," below.

                         THE FUND AND ITS INVESTMENTS

What  is  the  Fund's  Investment  Objective?   The  Fund  seeks  to  generate
consistently  absolute  returns over various market cycles.  Current income is not an  objective.  No  assurance  can be given that the Fund will achieve its investment objective.

What are the  Fund's  Principal  Investment  Policies?  The Fund  pursues  its investment  objective by allocating its assets for  investment  among a select group of Portfolio  Managers that are alternative  asset managers  employing a wide range of specialized investment  strategies.  It will allocate its assets dynamically  among a variety of alternative  investment  strategies  that each individually  offer the potential for  attractive  investment  returns and are expected to blend  together  within the Fund's  portfolio  to limit the Fund's overall  investment  exposure  to  general  trends in  equity,  debt and other markets.  The Investment  Manager is primarily  responsible  for selecting the
Portfolio  Managers  and  determining  the portion of the Fund's  assets to be allocated to each  Portfolio  Manager,  subject to the general  supervision of
the  Adviser  and  the  Board.   The  Fund  will  implement  these  allocation
decisions  primarily  by  investing  in  Portfolio  Funds that are  managed by
Portfolio Managers selected by the Investment Manager.

Portfolio Funds are generally  private U.S.  investment  funds,  although they may  consist of certain  qualifying  non-U.S.  private  funds as well.  In the
U.S. such funds are  typically  organized as limited  partnerships  or limited liability  companies,  that are not required to register  under the Investment
Company Act  because  they do not  publicly  offer  their  securities  and are restricted  as to either the number of  investors  permitted  to invest in the fund or as to the  qualifications  of persons  eligible to invest  (determined with  respect  to the  value  of  investment  assets  held) in the  fund.  The
typical  Portfolio  Fund  will  have  greater   investment   flexibility  than
traditional  investment  funds (such as mutual funds and most other registered investment  companies)  as to the  types of  securities  owned,  the  types of trading strategies employed,  and in many cases, the amount of leverage it may use.

The  investment  programs of the  Portfolio  Managers  may include both market neutral  strategies,  such as long/short equity investing and various types of arbitrage strategies, as well as directional strategies,  such as event driven and distressed  investments.  Market neutral investment strategies encompass a broad range of investment  programs  that  historically  have  exhibited a low correlation  to the  performance of debt,  equity and other  markets.  Many of the investment  programs of Portfolio  Managers involve the use of hedging and arbitrage  techniques  in the equity,  fixed  income,  currency and  commodity
markets.   These  investment   programs  employ  a  variety  of  sophisticated
investment  techniques  that  include,  among  other  things,  short  sales of securities,  use of leverage,  and  transactions in derivative  securities and other  financial  instruments  such as stock options,  index options,  futures contracts and options on futures.  Directional  strategies  include investment programs that exhibit a higher correlation to general market  performance.  In allocating the Fund's assets among Portfolio  Managers that pursue directional strategies,  the Investment Manager will emphasize investment programs that it believes  are most  likely to achieve  high rates of return  under  prevailing market conditions.

How do  Portfolio  Managers  Decide  What  Investments  to Buy  or  Sell?  The
Investment  Manager  takes a  three-tiered  approach to asset  allocation  and
Portfolio  Manager  selection.  Its methodology is premised on the belief that consistent,  superior long-term  performance  necessitates  first, a rigorous,
top-down,   or  macro,  view  of  the  various  alternative   investment  fund
strategies;  second, an in-depth analysis of the types of strategy  attributes
that  best   complement   the   Fund's   investment   objective;   and  third,
identification  of Portfolio  Managers whose investment  styles and historical investment returns and risk characteristics best embody those attributes.

The investment strategies of the Portfolio Managers may include, among others:

o     Long/short  equity.  This strategy  involves  creating and managing long and short  portfolios  of common  stock  with the  intent of  generating non-market  related returns,  with an emphasis on a Portfolio  Manager's discretionary  approach  based on  fundamental  research,  rather than a pure quantitative  analysis approach.  These types of portfolios usually have net long or  short  exposure  significantly  different  than  zero, distinguishing them from equity hedging and arbitrage strategies.

o     Equity  hedging  and  arbitrage.   This  strategy   generally   involves
      creating  simultaneously long and short matched equity portfolios of the same  size  within a  country.  Equity  market  neutral  portfolios  are usually  designed to be either  beta (a measure of an equity  security's volatility  relative to the equity market) or currency neutral, or both.
      Well-designed portfolios typically control for industry,  sector, market capitalization,  and other exposures as well.  Leverage is often applied to enhance  returns.  Arbitrage  is  designed to exploit  equity  market inefficiencies.

o     Fixed  income  hedging and  arbitrage.  This  strategy  seeks to exploit pricing  anomalies  within and across  global fixed  income  markets and their derivative products using leverage to enhance returns.

o     Currency  hedging  and  arbitrage.  This  strategy  seeks to capture the
      price   differential   between  a  basket  currency  and  its  component
      currencies.

o     Index  arbitrage.  This  strategy  involves  investing  in  a  group  of securities  comprising an index, or a representative sample of an index, in order to capture the pricing  differences  that may arise between the index and the component securities.

o     Interest  rate   arbitrage.   This  strategy   seeks  to  exploit  price
      anomalies  between  related  securities  with prices that  fluctuate  in response to interest rate movements.

o     Merger  arbitrage.  This strategy involves  investing  simultaneously in
      long  and  short  positions  in  companies   involved  in  a  merger  or
      acquisition in order to profit from the expected price  movements of the acquiring and target companies.

o     Convertible bond and warrant hedging.  This strategy involves  investing in undervalued  instruments that are convertible into equity  securities and then  hedging  out  systematic  risks  associated  with  either  the convertible instrument, the underlying security or both.

o     Pairs trading.  This is a specific type of equity hedging  strategy that involves  effecting  offsetting  long and short equity  positions in the same industry or sector.

o     Event driven.  This strategy  involves taking long or short positions in a security based on the expected  value of the security upon  completion of a certain transaction or event.

o     Distressed  issuer.  This strategy involves  investing in debt or equity securities  of issuers  involved  in the  bankruptcy  or  reorganization stage with the goal of  capitalizing on  inefficiencies  associated with pricing such illiquid securities.

Portfolio Managers using arbitrage  strategies attempt to identify and exploit
pricing   inefficiencies   between  related  instruments  or  combinations  of
instruments.   Sophisticated   mathematical  and  statistical  techniques  and
models  are  used to  attempt  to  identify  relative  value  between  related instruments or combinations of instruments  and to capture  mispricings  among such instruments.  Portfolio Managers pursuing arbitrage  strategies utilize a
variety  of  techniques   and  models,   ranging  from  purely   quantitative,
short-term models to more discretionary  approaches using fundamental research to construct long and short portfolios.

Can the Fund's Investment Objective and Policies Change?

      The  Fund's  Board of  Trustees  can change  non-fundamental  investment policies without shareholder  approval,  although  significant changes will be described in amendments to this  Prospectus.  Fundamental  policies  cannot be changed  without the  approval of a "majority"  (as defined in the  Investment
Company Act) of the Fund's  outstanding  voting shares.  The Fund's investment objective is  fundamental.  An  investment  policy is not  fundamental  unless this Prospectus or the Statement of Additional Information says that it is.

How are Portfolio Managers Selected?

      The Fund will not be limited  with  respect  to the types of  investment strategies  that  Portfolio  Managers may employ or the markets or instruments in which they invest.  The Investment  Manager will  continuously  monitor for attractive investment  opportunities resulting from market inefficiencies that it believes can be successfully  exploited by hedge fund  strategies.  As such opportunities  arise, the Investment  Manager will seek to allocate the Fund's assets to Portfolio  Managers that it believes will most  effectively  respond to such  opportunities.  The Fund's structure and its investment  approach are intended to provide  investors several  advantages over direct  investments in
private   investment   funds,   including:   the   ability   to  invest  in  a
professionally  constructed  and  managed  investment  portfolio;  access to a diverse group of Portfolio  Managers that utilize  varying  investment  styles and  strategies;  and reduced risk  exposure  that comes from  investing  with multiple  Portfolio  Managers that have exhibited low volatility of investment returns and low  correlation to one another.  The Investment  Manager  expects generally to allocate the Fund's  assets to  approximately  10 to 20 Portfolio
Managers.

      The multi-manager  approach followed by the Fund will involve allocation of the Fund's assets to Portfolio  Managers that employ various market neutral investment  styles  and  strategies  and will  provide  investors  access to a variety  of  Portfolio  Managers.  The Fund will  invest in  various  types of
Portfolio  Funds managed by Portfolio  Managers,  including  non-U.S.  private funds and  private  U.S.  investment  funds that are  typically  organized  as limited partnerships,  joint ventures,  other investment companies and similar entities.  However,  the Fund may on  occasion  retain  one or more  Portfolio
Managers  to manage  and  invest  designated  portions  of the  Fund's  assets
(either as  separately  managed  accounts or by creating  separate  investment vehicles in which a  Portfolio  Manager  will serve as general  partner of the vehicle and the Fund will be the sole limited  partner).  Any  arrangement  in which the Fund retains a Portfolio  Manager to manage an account or investment vehicle for the Fund is - as  explained  above under "A Brief  Overview of the
Fund:  What  Does  the  Fund  Invest  In?"  -  referred  to  as  a  "Portfolio
Account."  The  selection  of a new  Portfolio  Manager to manage a  Portfolio
Account is subject to the  approval of the Board,  including a majority of the persons  comprising  the  Board  (the  "Trustees")  who  are  not  "interested persons,"  as  defined  by  the  Investment  Company  Act,  of the  Fund  (the
"Independent  Trustees") and  shareholders,  unless the Fund seeks and obtains an  order  of the SEC  exempting  the  Fund  from  certain  provisions  of the
Investment  Company Act. The Fund's  participation  in any  Portfolio  Account arrangement will be subject to the requirement  that the Portfolio  Manager be registered  as an  investment  adviser  under the Advisers Act, and the Fund's contractual  arrangements  with the  Portfolio  Manager will be subject to the requirements of the Investment  Company Act applicable to investment  advisory contracts, including Section 15 of the Investment Company Act.

Portfolio  Managers  will  be  selected  on the  basis  of  various  criteria, generally  including,  among  other  things,  an  analysis  of: the  Portfolio
Manager's  performance  during  various  time periods and market  cycles;  the
Portfolio Manager's reputation,  experience and training;  its articulation of
and  adherence  to  its  investment   philosophy;   the  presence  and  deemed
effectiveness  of  risk  management  discipline;  on-site  interviews  of  the management  team;  the  quality  and  stability  of  the  Portfolio  Manager's organization,  including internal and external professional staff; and whether key personnel of the Portfolio Manager have substantial  personal  investments in the Portfolio Manager's investment program.

Can a Portfolio Manager Be Replaced?

      The Investment  Manager will regularly  evaluate each Portfolio  Manager to determine  whether its  investment  program is  consistent  with the Fund's investment  objective and whether its investment  performance is satisfactory.
Based  on  these  evaluations,   the  Investment  Manager  will  allocate  and
reallocate the Fund's assets among Portfolio Managers,  may terminate existing
Portfolio Managers and select additional  Portfolio  Managers,  subject to the condition  that the  selection  of a new  Portfolio  Manager  for a  Portfolio
Account (as  explained  above under "A Brief  Overview of the Fund:  What does the Fund Invest In?") requires approval of the Board and shareholders,  unless the Fund seeks and obtains an SEC order  exempting it from certain  provisions of the  Investment  Company Act (as  explained  above under "How are Portfolio
Managers  Selected?").  However,  no assurance can be given that such an order will be issued.

Limits on Allocating Fund Assets to any One Portfolio Manager.

      Not more than 10% of the Fund's net assets will be  allocated to any one
Portfolio Manager.  In addition,  the Fund will limit its investment  position in any one Portfolio Fund to less than 5% of the Portfolio Fund's  outstanding voting  securities,  absent an SEC order (or  assurances  from the SEC  staff)
under  which  the  Fund's  contribution  and  withdrawal  of  capital  from  a
Portfolio  Fund in which it holds 5% or more of the  outstanding  shares  will not be subject to various  Investment  Company Act  prohibitions on affiliated transactions.  However,  to permit  the  investment  of more of its  assets in certain  Portfolio  Funds deemed  attractive by the  Investment  Manager,  and subject to the  foregoing  limitation  that the Fund will not  purchase  5% or more of the outstanding  voting securities of any one Portfolio Fund, the Fund
may  purchase  non-voting   securities  of  Portfolio  Funds,   subject  to  a
limitation that the Fund will not purchase  voting and non-voting  shares in a
Portfolio  Fund that in the  aggregate  represent 25% or more of the Portfolio
Fund's outstanding equity.

Portfolio Managers' Investments.

      Portfolio   Managers  will  generally  invest  primarily  in  marketable securities,  although certain Portfolio  Managers may also invest in privately placed  securities  and other  investments  that are  illiquid.  Interests  in
Portfolio  Funds will not  themselves be marketable and will only have limited liquidity.  Portfolio  Managers  may  invest  and  trade  in a wide  range  of instruments and markets,  including,  but not limited to, domestic and foreign equities and equity-related  instruments,  currencies,  financial futures, and fixed  income  and other  debt-related  instruments.  Portfolio  Managers  are generally not limited as to the markets  (either by location or type,  such as large capitalization,  small capitalization or non-U.S. markets) in which they may invest or the investment  discipline  that they may employ (such as value, growth or  bottom-up  or  top-down  analysis).  In managing  Portfolio  Funds,
Portfolio  Managers will not be subject to the Fund's investment  policies and restrictions  or  the  various  limitations  and  prohibitions  applicable  to investment  companies registered under the Investment Company Act, such as the
Fund. As a result,  Portfolio Funds may involve  additional  risks,  including those associated with the fact that Portfolio Funds are not generally  subject to any  requirements  that they  diversify  their  investments  or limit their investments  in the  securities  of issuers  engaged in a single  industry  or group of  industries.  See  "Main  Risks of  Investing  in the Fund -  General
Risks - Non-Diversified  Status." However,  the Fund's investment policies and restrictions,  and limitations and prohibitions on investments  imposed by the
Investment Company Act, will apply in the case of Portfolio Accounts.

                         OTHER INVESTMENT STRATEGIES

Portfolio Managers can also use the investment techniques and strategies described below.  They might not always use all of the different types of techniques and investments described below.  These techniques have risks, although some are designed to help reduce overall investment or market risks.

      Borrowing;  Use of Leverage.  The Fund is authorized to borrow money for investment  purposes,  to meet  repurchase  requests  and for cash  management purposes.  Portfolio  Funds  generally are also  permitted to borrow money for similar  purposes.  The use of borrowings for investment  purposes is known as
"leverage"  and  involves a high degree of risk.  The  investment  programs of certain  Portfolio  Managers may make  extensive  use of  leverage.  See "Main
Risks  of  Investing  in  the  Fund  -  Special  Investment   Instruments  and
Techniques--Leverage; Interest Rates; Margin."

            The Fund is  subject to the  Investment  Company  Act  requirement that an investment  company  satisfy an asset coverage  requirement of 300% of its  indebtedness,  including  amounts  borrowed,  measured  at the  time  the
investment    company   incurs   the   indebtedness   (the   "Asset   Coverage
Requirement").  This  means that the value of the  Fund's  total  indebtedness may not  exceed  one-third  the  value of its  total  assets  (including  such indebtedness).  These  limits  do  not  apply  to  the  Portfolio  Funds  and, therefore,  the  Fund's  portfolio  may be  exposed  to  the  risk  of  highly leveraged  investment  programs of certain Portfolio Funds. The Asset Coverage
Requirement  will apply to  borrowings  by Portfolio  Accounts,  as well as to other  transactions by Portfolio  Accounts that can be deemed to result in the creation of a "senior  security."  Generally,  in conjunction  with investment positions  for  Portfolio  Accounts  that  are  deemed  to  constitute  senior securities,  the Fund must: (i) observe the Asset Coverage  Requirement;  (ii)
maintain  daily a segregated  account in cash or liquid  securities  at such a level  that the  amount  segregated  plus any  amounts  pledged to a broker as collateral  will equal the current value of the position;  or (iii)  otherwise
cover  the  investment   position  with   offsetting   portfolio   securities.
Segregation  of  assets  or  covering  investment  positions  with  offsetting portfolio  securities  may limit a Portfolio  Account's  ability to  otherwise invest those assets or dispose of those securities.

      Short  Selling.   Portfolio  Funds  and  Portfolio   Accounts  may  sell
securities  short.  To effect a short sale,  the  Portfolio  Fund or Portfolio
Account will borrow the security from a brokerage  firm, or other  permissible financial  intermediary,  and make delivery to the buyer.  The Portfolio  Fund or Portfolio  Account  then is  obligated to replace the borrowed  security by purchasing  it at the market  price at the time of  replacement.  The price at such time may be more or less than the  price at which the  security  was sold short by the  Portfolio  Fund or  Portfolio  Account,  which would result in a loss or gain,  respectively.  The use of short sales is a speculative practice and  involves  significant  risks.  A  short  sale  creates  the  risk  of  an unlimited  loss, as the price of the underlying  security could  theoretically increase  without limit,  thus increasing the cost of buying those  securities to  cover  the  short  position.  See  "Main  Risks of  Investing  in the Fund
Special Investment Instruments and Techniques--Short Selling."

      Derivatives.  Portfolio  Funds and Portfolio  Accounts may use financial instruments,  known as derivatives, for purposes of hedging portfolio risk and for  non-hedging  purposes.  Examples of  derivatives  include stock  options, index  options,  futures and options on futures.  Transactions  in derivatives involve  certain  risks.  See "Main Risks of Investing  in the Fund  --Special
Investment Instruments and Techniques - Derivatives."

      Short-Term  and  Defensive  Investments.  The Fund will  invest its cash reserves  in  high  quality  short-term  investments.  These  investments  may include money market instruments and other short-term debt obligations,  money
market   mutual   funds,   and   repurchase    agreements   with   banks   and
broker-dealers.  During  periods of  adverse  market or  economic  conditions, the Fund may temporarily invest all or a significant  portion of its assets in these  securities  or hold  cash.  To the  extent  the Fund  invests  in these securities or holds cash, such  investments are  inconsistent  with the Fund's investment objective and the Fund will not achieve its investment objective.

                           HOW THE FUND IS MANAGED

General.  The  Fund  is  registered  under  the  Investment  Company  Act as a closed-end,  non-diversified  management  investment  company.  The  Fund  was formed as a  Massachusetts  business trust under the laws of the  Commonwealth of Massachusetts on May 24, 2002 and commenced operations January 2, 2003.

The Board of Trustees.  The Fund is governed by a Board of Trustees,  which is responsible  for protecting  the shares of  shareholders  under  Massachusetts law. The Board is elected by shareholders  and meets  periodically  throughout the year to oversee the Fund's business,  review its  performance,  and review the  actions  of the  Manager.  "Trustees  and  Officers  of the  Fund" in the
Statement of Additional  Information  identifies  the Trustees and officers of the Fund (who are  elected by the  Trustees)  and  provides  more  information about them.

The  Adviser.  OppenheimerFunds,  Inc.  (the  "Adviser")  serves as the Fund's investment adviser,  subject to the ultimate supervision of and subject to any policies  established  by the Board,  pursuant  to the terms of an  investment advisory  agreement  with the  Fund  (the  "Advisory  Agreement").  Under  the
Advisory  Agreement,  the Adviser is responsible for developing,  implementing and  supervising  the Fund's  investment  program.  The Adviser is authorized, subject to the  approval of the Board and the  Trustees,  to retain one of its affiliates to provide any or all of the investment  advisory services required to be  provided  to the Fund or to  assist  the  Adviser  in  providing  these services.

      The Adviser has operated as an  investment  adviser  since January 1960.
The Adviser (including its subsidiaries)  managed more than $______ billion of assets as of June 30,  2005.  Clients of the Adviser  include the  Oppenheimer mutual  funds  with more than 7 million  investor  accounts.  The  Adviser  is located at Two World Financial Center,  225 Liberty Street, New York, New York
10281-1008.  The Adviser is wholly-owned by Oppenheimer  Acquisition  Corp., a holding company ultimately  controlled by Massachusetts  Mutual Life Insurance
Company.

The Investment  Manager.  Tremont Partners,  Inc. (the "Investment  Manager"),
an affiliate of the Adviser,  has been assigned  responsibility  for providing day-to-day  investment  management  services  to  the  Fund,  subject  to  the supervision  of the  Adviser.  Since  1984,  the  Investment  Manager  and its
affiliates have provided alternative  investment solutions to a diverse client
base  including  financial   institutions,   mutual  funds,  other  investment
companies and high net worth  individuals.  These  services  include  tracking and  evaluating  over  2,000  domestic  and  offshore  investment  funds.  The
Investment  Manager and its affiliates were  responsible for the allocation of over $____ billion of client assets among alternative  investment  strategies, as of June 30, 2005. The  Investment  Manager is located at 555 Theodore Fremd
Avenue,   Rye,  New  York  10580,  and  since  October  1,  2001  has  been  a majority-owned,  subsidiary of Oppenheimer Acquisition  Corporation,  which in turn is a  wholly-owned  subsidiary  of  Massachusetts  Mutual Life  Insurance
Company.

Advisory  Fees. As  compensation  for services  required to be provided by the
Adviser under the Advisory Agreement,  the Fund will pay the Adviser a monthly fee  (the  "Management  Fee")  computed  at the  annual  rate of  1.50% of the aggregate  value of  outstanding  shares  determined as of the last day of the month  (before  any  repurchases  of shares).  As of May 1, 2004,  the Adviser waived a portion of its  management  fee under a voluntary  undertaking to the
Fund to limit these fees to an annual rate of 1.25% of the aggregate  value of outstanding  shares  determined  as of the last day of the month  (before  any repurchases of shares).  That  undertaking  may be amended or withdrawn at any time.

      The Adviser pays a monthly fee to the  Investment  Manager  equal to 50%
of the amount of the  Management  Fee earned by the  Adviser  pursuant  to the
Advisory  Agreement.  The  Adviser  also pays a monthly  fee to OFIIAMI out of its own  resources in an amount  equal to 50% of the amount of the  management fee  earned  by the  Adviser  under the  Advisory  Agreement.  These  fees are payable by the Adviser and not the Fund.

Portfolio  Manager.  The  portfolio  manager of the Fund is Timothy J. Birney,
who  is  primarily   responsible  for  selecting  the  Fund's  investments  in
Portfolio  Funds and  allocating  the Fund's assets among the Portfolio  Funds selected.  Mr. Birney has been Vice  President  and  portfolio  manager of the
Investment Manager since January 2005 and was Investment  Management Associate for Tremont Capital,  Inc., the parent company of the Investment Manager, from
November  2003 to January  2005.  From May 2002  through  November  2003,  Mr.
Birney  served as Vice  President  at Asset  Alliance  Corporation,  where his responsibilities  included the  development  and  distribution  of  structured products and quantitative  allocation and risk management  models.  From March
1998  through May 2002,  Mr.  Birney  served as Vice  President  and  Research
Portfolio  Manager of  Alternative  Asset  Management at Nikko  Securities Co.
International, Inc.

The Statement of Additional  Information provides additional information about the  Portfolio  Manager's  compensation,  other  accounts  he manages  and his ownership of Fund shares.

Investor  Servicing  Arrangements.   Effective  April  1,  2004,  the  Adviser
intends to pay,  out of its own assets,  to  qualifying  brokers,  dealers and
financial   advisers  that  provide  ongoing  investor  services  and  account maintenance  services  to  shareholders  that are their  customers  ("Investor
Service  Providers") an amount not to exceed 0.25% (on an annualized basis) of the aggregate  value of outstanding  shares held by such  shareholders.  These services  include,  but are not limited  to,  handling  shareholder  inquiries regarding the Fund (e.g.,  responding to questions  concerning  investments in the Fund,  account balances,  and reports and tax information  provided by the
Fund);  assisting in the enhancement of relations and  communications  between shareholders and the Fund;  assisting in the  establishment and maintenance of shareholder  accounts  with the Fund;  assisting  in the  maintenance  of Fund
records  containing   shareholder   information;   and  providing  such  other
information  and  shareholder  liaison  services as the Adviser may reasonably request.

Administrative  Services.  Under the terms of an administration agreement with the Fund,  the Adviser will  provide  certain  administrative  services to the
Fund,  including,  among  others:  providing  office  space and other  support services and  personnel  as  necessary  to provide such  services to the Fund;
supervising the entities retained by the Fund to provide accounting  services,
investor  services  and  custody  services;   handling  shareholder  inquiries
regarding the Fund,  including but not limited to questions  concerning  their investments in the Fund;  preparing or assisting in the preparation of various reports,  communications and regulatory filings of the Fund;  assisting in the review  of  investor  applications;  monitoring  the  Fund's  compliance  with federal  and state  regulatory  requirements  (other  than those  relating  to investment compliance);  coordinating and organizing meetings of the Board and meetings of shareholders and preparing related materials;  and maintaining and preserving  certain books and records of the Fund. In consideration  for these services,  the Fund will pay the Adviser a monthly fee  computed at the annual rate of 0.15% of the aggregate  value of outstanding  shares  determined as of the last day of each calendar  month (the  "Administration  Fee").  Related to this,  the Fund,  the  Adviser  (in its  capacity  as  administrator)  and the
Investment Manager have entered into a sub-administration  agreement, pursuant to  which  the  Adviser  may  delegate  some  or  all  of  the  administrative responsibilities  to the Investment  Manager.  The Adviser, in its capacity as administrator  of the Fund, will pay the Investment  Manager,  in its capacity as sub-administrator, some or all of the Administration Fee.

Fund Expenses. The Fund will bear its own expenses including,  but not limited to: the Management  Fee; any taxes;  investment-related  expenses  incurred by the  Fund  (e.g.,  management  fees  charged  by the  Portfolio  Managers  and
Portfolio Funds,  costs associated with organizing and operating any Portfolio
Accounts,  placement  fees,  interest  on  indebtedness,  fees  for  data  and software  providers,  research  expenses  and  professional  fees  (including,
without   limitation,   expenses  of  consultants  and  experts)  relating  to
investments);  fees and expenses for accounting and custody services; the fees and expenses of Fund counsel,  legal counsel to the  Independent  Trustees and the Fund's  Independent  Registered  Public  Accounting Firm; costs associated with the  registration  of the Fund,  including the costs of  compliance  with federal and state laws;  costs and  expenses of holding  meetings of the Board and meetings of shareholders,  including costs associated with preparation and dissemination  of  proxy  materials;  the  costs  of a  fidelity  bond and any liability  insurance  obtained  on behalf of the Fund or the  Board;  and such other  expenses as may be approved by the Board.  The Fund will  reimburse the
Adviser for any of the above expenses that it pays on behalf of the Fund.

      Ongoing  offering  costs are  capitalized  and amortized to expense over twelve months on a straight line basis.

      The  Fund's  organizational  expenses  were  borne  voluntarily  by  the
Adviser.  In addition,  initial  offering costs were borne  voluntarily by the
Adviser upon commencement of the Fund's operations.

Proxy Voting. In certain  circumstances,  the Investment  Manager may exercise proxy-voting  authority  with  respect to the Fund's  investment  in Portfolio
Funds.  In most cases,  however,  since  hedge  funds are  designed to provide little in the way of  decision-making  authority to investors,  the underlying voting rights  granted to the Fund by the Portfolio  Funds are generally  very limited.  To the extent any such vote is required and  authorized  to be taken by the Investment  Manager,  the Investment  Manager shall, in all cases, vote in a manner  that is in the best  interests  of the Fund.  To the  extent  any
Investment  Manager personnel  responsible for exercising such right on behalf of the Fund  perceives a conflict of interest  between the best  interests  of the Fund and those of the Investment Manager,  such personnel shall refer such matter to a member of the  Investment  Manager's  senior  management  who will disclose the conflict to the Fund and obtain the Fund's  consent before voting the Fund's proxy.

Pending  Litigation.  A  consolidated  amended  complaint  has  been  filed as putative  derivative and class actions against the Fund's investment  Advisor,
Distributor  and  Transfer  Agent,  as  well  as 51 of the  Oppenheimer  funds
(collectively  the  "funds")  not  including  the Fund,  31 present and former
Directors  or  Trustees  and 9 present  and former  officers of certain of the funds.  This  complaint,  initially  filed in the U.S.  District Court for the
Southern  District  of New York on January  10,  2005 and  amended on March 4,
2005,   consolidates   into  a  single   action  and  amends  six   individual
previously-filed  putative derivative and class action complaints.  Like those prior  complaints,  the complaint  alleges that the Adviser charged  excessive fees for distribution and other costs,  improperly used assets of the funds in the form of directed  brokerage  commissions  and 12b-1 fees to pay brokers to promote  sales of the funds,  and failed to properly  disclose the use of fund assets to make those payments in violation of the  Investment  Company Act and the Investment  Advisers Act of 1940. Also, like those prior  complaints,  the complaint  further alleges that by permitting  and/or  participating  in those actions,  the  Directors/Trustees  and the Officers  breached their  fiduciary duties to Fund  shareholders  under the  Investment  Company Act and at common law. The  complaint  seeks  unspecified  compensatory  and  punitive  damages, rescission of the funds' investment advisory agreements,  an accounting of all fees paid, and an award of attorneys' fees and litigation expenses.

      The Adviser  and the  Distributor  believe the claims  asserted in these law suits to be without merit, and intend to defend the suits vigorously.  The
Adviser  and the  Distributor  do not  believe  that the  pending  actions are likely to have a material  adverse  effect on the Fund or on their  ability to perform their respective  investment advisory or distribution  agreements with the Fund.

A b o u t   Y o u r   A c c o u n t

                              HOW TO BUY SHARES

INVESTOR QUALIFICATIONS

Shares  will be sold  only to  "Qualified  Investors"  that  are  exempt  from federal income tax.

          Currently,  "Qualified Investors" include: (i) companies (other than investment  companies)  that represent that they have a net worth of more than
$1,500,000;  and (ii) persons who have at least  $750,000  under the Adviser's or its  affiliates'  management,  including  any amount  invested in the Fund.
In addition,  shares are offered only to investors  that are U.S.  persons for federal  income tax purposes,  as defined  below,  and that represent they are exempt  from  federal  income  tax.  You must  complete  and sign an  investor certification  that you meet these  requirements  before you may invest in the
Fund.  The form of this investor  certification  is contained in Appendix A of this  prospectus.  The  Fund  will  not be  obligated  to sell to  brokers  or dealers any shares that have not been placed  with  Qualified  Investors  that meet all applicable requirements to invest in the Fund.

            A person is  considered  a U.S.  person  for  federal  income  tax purposes  if the person is: (i) a citizen or  resident  of the United  States;
(ii) a corporation,  partnership (including an entity treated as a corporation or  partnership  for U.S.  federal income tax purposes) or other entity (other than an estate or trust)  created  or  organized  under the laws of the United
States, any state therein or the District of Columbia;  (iii) an estate (other than a foreign  estate  defined  in  Section  7701(a)(31)(A)  of the  Internal
Revenue Code of 1986, as amended (the  "Code"));  or (iv) a trust,  if a court
within  the  U.S.  is  able  to   exercise   primary   supervision   over  its
administration  and one or more U.S. persons have the authority to control all substantial decisions of such trust.

DISTRIBUTION ARRANGEMENTS

General Terms.  The  Distributor  acts as the distributor of the Fund's shares on a best efforts basis, subject to various conditions,  pursuant to the terms of a General  Distributor's  Agreement  entered into with the Fund. Shares may be purchased  through the  Distributor or through brokers or dealers that have entered  into  selling  agreements  with  the  Distributor.  The  Fund  is not obligated  to sell to a broker or dealer any shares  that have not been placed with Qualified  Investors that meet all applicable  requirements  to invest in the Fund.  The  Distributor  maintains  its  principal  office  at 6803  South
Tucson Way,  Centennial,  Colorado  80112,  and is an affiliate of the Adviser and the Investment Manager.

      Shares  are  being  offered  in an  initial  offering.  The  Distributor expects  to deliver  shares  purchased  in the  initial  offering  on or about
January  2,  2003 or on such  earlier  or later  date as the  Distributor  may determine.  Subsequent  to the  initial  offering,  shares will be offered and may be  purchased  on a  monthly  basis,  or at  such  other  times  as may be determined by the Board.

      Neither the  Distributor  nor any other broker or dealer is obligated to buy from the Fund any of the shares.  There is no minimum  aggregate amount of shares  required to be  purchased  in the initial  offering.  The  Distributor does not  intend  to make a market  in the  shares.  The  Fund has  agreed  to indemnify  the  Distributor  and its  affiliates  and  certain  other  persons against certain liabilities under the Securities Act.

Purchase  Terms.  Shares are being  offered only to Qualified  Investors  that meet all  requirements to invest in the Fund. The minimum  initial  investment in the Fund by an  investor is  $500,000.  Subsequent  investments  must be at least $100,000. These minimums may be modified by the Fund from time to time.

      All investor funds for the closing sale of shares,  will be deposited in an escrow account  maintained by Citibank,  N.A., as the escrow agent, for the benefit of the  investors.  Funds held in the escrow  account  may be invested in high quality, short-term investments,  and any interest earned on the funds will be paid to  investors  on the date Shares are issued.  The full amount of an  investment  is payable in federal  funds,  which must be  received  by the
Distributor not later than fourteen  calendar days prior to the beginning of a month  if  payment  is made  by  check  or four  business  days  prior  to the beginning of a month if payment is sent by wire.

      Before  an  investor  may  invest in the Fund,  the  Distributor  or the
investor's  sales   representative  will  require  a  certification  from  the investor  that it is a Qualified  Investor  and meets other  requirements  for investment,  and that the investor  will not transfer its shares except in the limited  circumstances  permitted under the Funds'  Declaration of Trust.  The form of investor  certification  that each  investor  will be asked to sign is contained in Appendix A of this prospectus.  An investor's  certification must be received by the  Distributor,  along with its payment as  described  above, otherwise an investor's order will not be accepted.

Calculation  of Net Asset Value.  The Fund sells its shares at their  offering price,  which is equal to the "net  asset  value"  per  share.  The net  asset value  of the  Fund  will be  computed  as of the  close  of  business  on the following  days:  (i) the last day of each fiscal  year  (March 31),  (ii) the last day of each taxable year  (December 31), (iii) the day preceding the date as of which any shares of the Fund are purchased,  or (iv) any day as of which the Fund  repurchases  any shares.  The Fund's net asset value is the value of the Fund's assets less its liabilities.

      In  computing  net  asset  value   pursuant  to  "Pricing   Polices  and
Procedures"  adopted  by the  Fund's  Board of  Trustees,  the Fund will value shares in Portfolio Funds at their fair value,  which the Board has determined will  ordinarily  be the values of those shares as determined by the Portfolio
Managers of the Portfolio  Funds in accordance  with policies  established  by the  Portfolio  Funds.  Other  securities  and  assets of the Fund  (including securities and other  investments  held by Portfolio  Accounts) will be valued at market value, if market  quotations are readily  available.  Securities and assets of the Fund for which market  quotations are not readily available will be  valued  at fair  value as  determined  in good  faith  by the  Board or in accordance with the "Pricing  Policies and  Procedures"  adopted by the Board.
Expenses  of the  Fund  and  its  liabilities  (including  the  amount  of any borrowings) are taken into account for purposes of computing net asset value.

      The Fund's  "Pricing  Policies and  Procedures"  are designed to provide the Board with monthly  information from the Portfolio Funds on which the Fund may reliably  determine the value of its  investments  in the Portfolio  Funds and  determine  its net asset value each month.  The Fund  typically  receives information  from the Portfolio  Funds,  as of month-end,  within fifteen (15)
business days after month-end.

      As a  general  matter,  the  fair  value  of the  Fund's  interest  in a
Portfolio  Fund will  represent  the  amount  that the Fund  could  reasonably expect to receive from a Portfolio  Fund if the Fund's  interest were redeemed at the time of valuation,  based on the  information  reasonably  available at the time the valuation is made and that the Fund  believes to be reliable.  In the unlikely  event that a Portfolio Fund does not report its value at the end of the month to the Fund on a timely basis,  the Fund will  determine the fair value of such  Portfolio  Fund based on the most recent value  reported by the
Portfolio  Fund, as well as other relevant  information  available to the Fund at the time it determines its net asset value.  Using the  nomenclature of the hedge fund  industry,  any values  reported as  "estimated"  or "final" values
will  reasonably   reflect  market  values  of  securities  for  which  market quotations are available or fair value as of the Fund's valuation date.

      Prior to investing in any Portfolio  Fund, the  Investment  Manager will conduct  a due  diligence  review  of the  valuation  methodology  used by the
Portfolio  Fund,  which as a general  matter will utilize  market  values when available,  and otherwise  utilize fair value  principles  that the Investment
Manager  reasonably  believes to be consistent with those used by the Fund for valuing its own investments.

      The  Investment  Manager  monitors all Portfolio  Funds and compares the individual  monthly  results of each Portfolio Fund with that of other private hedge fund  managers  that use the same type of  investment  strategy.  In the unusual  circumstance where a Portfolio Fund's performance is not in line with its peer group,  the  Investment  Manager  will contact the  Portfolio  Fund's investment  manager and attempt to find a logical and  reasonable  explanation for the  disparity  in  returns.  Any  outlying  results,  either  positive or negative,  are followed up with the  Portfolio  Fund's  investment  manager to determine  the  cause  and to see  if  further  review  of  the  situation  is required.  If,  based on  relevant  information  available  to the  Investment
Manager at the time the Fund  values its  portfolio,  the  Investment  Manager concludes  that the value  provided by the  Portfolio  Fund does not represent the fair value of the Fund's  interests in the Portfolio  Fund, the Investment
Manager will take steps to recommend a fair value for the Fund's  interests in the Portfolio Fund to the Fund's Board for its consideration.

      Prospective  investors  should be aware that  there can be no  assurance that the fair values of interests in Portfolio  Funds as determined  under the procedures  described  above will in all cases be  accurate to the extent that the Fund,  the Board and the  Investment  Manager do not generally have access to all  necessary  financial and other  information  relating to the Portfolio
Funds to determine  independently  the net asset  values of those  funds.  The
Board's  results in accurately fair valuing  securities  whose market value is not readily  ascertainable  are subject to  inaccuracies  and its valuation of portfolio  positions  could have an adverse effect on the Fund's net assets if its judgments regarding appropriate valuations should prove incorrect.

                     REPURCHASES OF SHARES AND TRANSFERS

NO RIGHT OF REDEMPTION

            No  shareholder  will have the right to require the Fund to redeem shares.  There  is no  public  market  for  shares,  and none is  expected  to develop.  With  very  limited  exceptions,  shares  are not  transferable  and liquidity will be provided only through  limited  repurchase  offers that will be made from time to time by the Fund.  Any  transfer  of shares in  violation of the Fund's  Declaration  of Trust will not be  permitted  and will be void.
Consequently,  shareholders  may  not be able to  liquidate  their  investment other  than as a result of  repurchases  of shares by the Fund,  as  described below. For information on the Fund's policies  regarding  transfers of shares, see "Repurchases and Transfers of Shares--Transfers of Shares" in the SAI.

REPURCHASES OF SHARES

      The Fund from time to time will offer to repurchase  outstanding  shares pursuant to written tenders by  shareholders.  Repurchase  offers will be made at such times and on such terms as may be  determined by the Board in its sole discretion,  subject to certain regulatory  requirements  imposed by the rules of the SEC, and generally will be offered to repurchase at a specified  dollar amount of  outstanding  shares.  The  Fund's  shares  will not be  listed  for trading  on a  securities  exchange.  A  redemption  fee equal to 1.00% of the value of shares  repurchased  by the Fund  will  apply if the date as of which the shares are to be valued for purposes of  repurchase  is less than one year following  the date of the  shareholder's  initial  investment in the Fund. If applicable,  the  redemption  fee  will  be  deducted  before  payment  of the proceeds of a repurchase.

      Board   Considerations.   In   determining   whether   the  Fund  should
repurchase  shares  pursuant to written  tenders,  the Board will consider the recommendations of the Adviser.  The Adviser expects that it will recommend to the Board that the Fund offer to  repurchase  shares,  as of the last business
day  of  March,   June,   September  and  December  of  each  year.  The  Fund
anticipates  that the Board will limit each  repurchase to no more than 25% of the Fund's  total  assets,  although the limit for any one  repurchase  may be lower.

            The Board will also consider the following factors,  among others, in making its determination:

o     whether any shareholders have requested to tender shares to the Fund;

o     the liquidity of the Fund's assets;

o     the investment plans and working capital requirements of the Fund;

o     the relative economies of scale with respect to the size of the Fund;

o     the history of the Fund in repurchasing shares or portions thereof;

o     the economic condition of the securities markets; and

o     the   anticipated   tax   consequences  to  the  Fund  of  any  proposed
               repurchases of shares or portions thereof.

            The Board will  determine  that the Fund  repurchase  shares  from shareholders  pursuant to written  tenders only on terms the Board  determines to be fair to the Fund and  shareholders,  and  subject to certain  regulatory requirements  imposed by SEC rules.  When the Board  determines  that the Fund will make a  repurchase  offer,  notice of that offer will be provided to each shareholder  describing  the terms of the offer,  and  containing  information that  shareholders  should  consider in deciding  whether to tender Shares for repurchase.  Shareholders  who are deciding  whether to tender  shares  during the period that a repurchase  offer is open may  ascertain  the  estimated net asset  value of their  shares  from the  Adviser  during  the period the offer remains open.

      Cash  Payment  vs.  In-Kind  Securities  Distribution.  When  shares are
repurchased   by  the  Fund,   shareholders   will   generally   receive  cash
distributions  equal to the value of the  shares  repurchased,  less the Early
Repurchase  Fee, if applicable.  However,  in the sole discretion of the Fund, the  proceeds  of  repurchases  of shares may be paid pro rata by the  in-kind distribution  of  securities  held by the Fund,  or partly in cash and  partly in-kind.  The Fund does not expect to distribute  securities in-kind except in unusual  circumstances,  such as in the unlikely  event that the Fund does not have  sufficient  cash to pay for shares that are  repurchased  or if making a cash  payment  would  result in a  material  adverse  effect on the Fund or on shareholders  not tendering shares for repurchase.  See "Risk  Factors--General
Risks."  Repurchases  will be effective  after  receipt and  acceptance by the
Fund of all eligible written tenders of Shares.

      Gain or Loss on Sale of Shares.  A shareholder  that tenders  shares and who is subject to federal,  state or local  income tax will  generally  have a taxable  event  when  the  shares  are  repurchased.  Gain,  if  any,  will be recognized  by a tendering  shareholder  only as and after the total  proceeds received by the  shareholder  exceed the  shareholder's  adjusted tax basis in the shares.  A loss, if any, will be recognized only after the shareholder has received  full  payment  under the  promissory  note that will be given to the shareholder prior to the Fund's payment of the repurchase amount.

REPURCHASE PROCEDURES

      Due to liquidity  restraints  associated with the Fund's  investments in
Portfolio  Funds  and the fact  that the Fund may have to  effect  withdrawals from  those  funds  to pay  for  shares  being  repurchased,  it is  presently expected that,  under the  procedures  applicable to the repurchase of shares, shares will be valued for purposes of determining  their  repurchase  price as of a date  approximately  one month after the date by which  shareholders must submit a  repurchase  request  (the  "Valuation  Date") and that the Fund will generally pay the value of the shares  repurchased (or as discussed  below, an initial  payment  of 95% of the  estimated  value  if all  shares  owned  by a shareholder  are  repurchased)  approximately  one month  after the  Valuation
Date.  This  amount  will be  subject to  adjustment  upon  completion  of the annual audit of the Fund's  financial  statements for the fiscal year in which the repurchase is effected  (which it is expected will be completed  within 60 days  after  the  end  of  each  fiscal  year).  If  all  shares  owned  by  a shareholder are  repurchased,  the shareholder will receive an initial payment equal to 95% of the  estimated  value of the shares and the  balance due based on the net asset value will be determined and paid promptly  after  completion of the  Fund's  audit  and  will be  subject  to  audit  adjustment.  Any such distributions  will  be  made  on  the  same  basis  to  all  shareholders  in connection with any particular repurchase offer.

            Under these  procedures,  shareholders will have to decide whether to tender their shares for  repurchase  without the benefit of having  current information  regarding  the  value of  shares  as of a date  proximate  to the
Valuation  Date.  The  shareholder  may inquire of the Fund,  at the toll-free phone  number  indicated  on the back  cover of the  Prospectus  and the front cover of the Statement of Additional  Information,  as to the share value last determined.  In addition,  there will be a substantial  period of time between the date as of which  shareholders  must  tender  shares and the date they can expect to receive  payment for their shares from the Fund.  However,  promptly after the  expiration  of a repurchase  offer,  shareholders  whose shares are accepted for repurchase will be given non-interest  bearing,  non-transferable promissory  notes by the Fund  representing  the Fund's  obligation to pay for repurchased  shares.  Payments  for  repurchased  shares may be delayed  under circumstances  where the Fund has determined to redeem its shares in Portfolio
Funds to make such payments,  but has experienced delays in receiving payments from the Portfolio Funds.

            A  shareholder  who tenders for  repurchase  only a portion of his shares will be required to  maintain a minimum  account  balance of  $500,000.
If a  shareholder  tenders a portion of his shares and the  repurchase of that portion  would  cause the  shareholder's  account  balance  to fall below this required  minimum,  the Fund  reserves  the right to reduce the portion of the shares to be  purchased  from the  shareholder  so that the  required  minimum balance is maintained.

            Repurchases   of  shares  by  the  Fund  are  subject  to  certain
regulatory requirements imposed by SEC rules.

Special   Considerations  and  Risks  of  Repurchases.   In  addition  to  the
limitations  and risks  discussed  elsewhere in this  Prospectus,  there are a number of other factors  affecting  share  Repurchases  that investors  should consider, as summarized below:

o     Early  Repurchase Fee. You may be subject to an Early  Repurchase Fee on shares  that are  repurchased  if the date as of which the shares are to be  valued  for  purposes  of  repurchase  is less  than  one year following  the date of the  shareholder's  initial  investment in the
         Fund.

o     Decrease in Fund  Assets.  Although the Board  believes  that the Fund's
         policy  of  making   repurchase   offers   will   generally   benefit
         shareholders by providing  liquidity,  the repurchase of shares could cause the Fund's total assets to decrease  unless offset by new sales of shares.  The Fund's  expense ratio might  therefore  increase as a result of  repurchases.  Repurchase  offers  might also  decrease the
         Fund's investment flexibility,  in part because of the Fund's need to hold liquid  assets to satisfy  repurchase  requests.  The impact may depend  on the  number of shares  that the Fund  repurchases  and the ability of the Fund to sell additional shares.

o     Asset Coverage for Borrowings.  Repurchases of shares may  significantly reduce the asset coverage for any Fund  borrowings.  The Fund may not repurchase  shares if the  repurchase  results in its asset  coverage levels  falling  below the  requirements  of the  Investment  Company
         Act.  As  a  result,  in  order  to  be  able  to  repurchase  shares tendered,  the  Fund  may be  forced  to  repay  all or a part of its outstanding borrowings to maintain the required asset coverage.

o     Forced Sale of Portfolio  Securities.  To complete a  repurchase  offer, the Fund might be  required  to sell  portfolio  securities  to raise cash.  This  might  cause  the Fund to  realize  gains or losses at a time when the  Manager  would  otherwise  not want the Fund to do so.
         It  might  increase  portfolio  turnover  and  the  Fund's  portfolio transaction  expenses,  reducing the Fund's net income to  distribute to shareholders.

o     Dividends,  Capital  Gains and  Taxes.  Certain  shareholders  may incur state tax liability upon the Fund's  repurchase of their shares.  See
         "Dividends, Capital Gains and Taxes."

MANDATORY REDEMPTION BY THE FUND

The  Declaration  of Trust  provides  that the Fund may  redeem  shares  under certain  circumstances,  including if:  ownership of the shares will cause the
Fund to be in violation  of certain  laws;  continued  ownership of the shares may adversely affect the Fund; any of the  representations and warranties made by a shareholder  in  connection  with the  acquisition  of the shares was not true when made or has ceased to be true;  or it would be in the best shares of the Fund to repurchase the shares.

                      DIVIDENDS, CAPITAL GAINS AND TAXES

         This  information  is only a summary  of certain  federal  income tax information  about your  investment.  You should consult with your tax advisor about  the  effect  of an  investment  in the  Fund  on  your  particular  tax situation.

Dividends.  The  amount of any  dividends  the Fund  pays may vary over  time, depending  on market  conditions,  the  composition  of the Fund's  investment portfolio,  the expenses  borne by the Fund's  shares,  and any  distributions made to the Fund by the  underlying  Portfolio  Funds or  Portfolio  Accounts.
The  Fund  cannot   guarantee   that  it  will  pay  any  dividends  or  other
distributions.

Capital Gains  Distributions.  A Portfolio  Fund may realize  capital gains on
the  sale  of   portfolio   securities.   If  it  does,   the  Fund  may  make
distributions out of any net short-term or long-term  capital gains,  normally in  December of each year.  The Fund may make  supplemental  distributions  of dividends  and capital gains  following the end of its fiscal year.  There can be no assurance  that the Fund will pay any capital gains  distributions  in a particular year.

Choice for Receiving  Distributions.  When you open your  account,  specify on your  application  how you want to receive your  dividends and  distributions.
You have two options:

o     Reinvest All  Distributions  in the Fund.  You can elect to reinvest all dividends and capital gains  distributions  in additional  shares of the
      Fund.

o     Receive All  Distributions in Cash. You can elect to receive a check for all dividends and capital gains distributions.

      Taxes.  The Fund  intends to qualify as a regulated  investment  company under the Internal  Revenue  Code.  That means that in each year it qualifies, it will  pay no  federal  income  tax on the  earnings  or  capital  gains  it distributes  to its  shareholders.  This avoids a "double  tax" on that income and capital gains, since shareholders  normally will be taxed on the dividends and capital  gains they receive  from the Fund  (unless  their Fund shares are held in a  retirement  account or the  shareholder  is  otherwise  exempt from tax).  Tax-exempt  U.S.  investors will not incur unrelated  business  taxable income  with  respect  to  an  unleveraged  investment  in  Fund  shares.  The
Investment Manager has contracted with a non-affiliated  third party vendor to perform certain  compliance  testing  exercises,  including income testing and issuer diversification,  relating to the Fund that are required of the Fund to qualify as a regulated  investment  company  under the Internal  Revenue Code.
This compliance  testing will be based on criteria  provided by the Investment
Manager.   The  Investment   Manager  shall  be  responsible   for  reviewing,
analyzing and interpreting  the format and content of the compliance  reports, and shall be  responsible  for assessing  whether Fund is in  compliance  with applicable requirements under the Internal Revenue Code.

You should be aware of the  following  tax  implications  of  investing in the
Fund:

o     Whether  tax-exempt  investors  receive  them in cash or reinvest  them, dividends  and capital  gains  distributions  may be subject to state and local taxes.
o     Dividends paid from net investment  income and short-term  capital gains
         are  taxable  as  ordinary   income.   Distributions  of  the  Fund's
         long-term  capital gains are taxable as long-term  capital gains.  It does not matter how long you have held your shares.
o     Every  calendar  year the  Fund  will  send you and the IRS a  statement showing the amount of any taxable  dividends and other  distributions the  Fund  paid  to  you in  the  previous  calendar  year.  The  tax
         information  the  Fund  sends  you  will   separately   identify  any
         long-term capital gains distribution the Fund paid to you.
o     Because the Fund's share prices  fluctuate,  you may have a capital gain or loss when your shares are  repurchased  or you  exchange  them.  A capital  gain or loss is the  difference  between  the price you paid for the shares  and the price you  received  when they were  accepted for  repurchase or exchange.  Generally,  when shares of the Fund you have tendered are  repurchased,  you must  recognize any capital gain or loss on those shares.
o     If you buy shares on the date or just before the date the Fund  declares a capital  gains  distribution,  a portion of the purchase  price for the shares will be returned to you as a taxable distribution.
o     You should  review the more detailed  discussion  of federal  income tax considerations in the Statement of Additional Information.

Returns of Capital  Can Occur.  In certain  cases,  distributions  made by the
Fund may be considered a non-taxable  return of capital to  shareholders.  The
Fund will identify returns of capital in shareholder notices.

                    ADDITIONAL INFORMATION ABOUT THE FUND

The Fund's  Voting  Shares.  Each share of the Fund  represents an interest in the Fund  proportionately  equal to the shares of each other share. Each share
has  one  vote  at  shareholder   meetings,   with  fractional  shares  voting
proportionally,  on matters  submitted to the vote of shareholders.  There are no cumulative  voting  rights.  The Fund's shares do not have  pre-emptive  or conversion or  redemption  provisions.  In the event of a  liquidation  of the
Fund,  shareholders  are  entitled  to share pro rata in the net assets of the
Fund available for  distribution to shareholders  after all expenses and debts have been paid.

                  OF THE STATEMENT OF ADDITIONAL INFORMATION

                            Dated July _____, 2005

This  is  the  Table  of  Contents  of  the  Fund's  Statement  of  Additional
Information  dated  July  _____,  2005.  It should be read  together  with the
Prospectus.  You can obtain the Statement of Additional Information by writing to the Fund's Transfer  Agent,  OppenheimerFunds  Services,  at P.O. Box 5270,
Denver,  Colorado  80217,  or by calling the Transfer  Agent at the  toll-free number shown on the back cover.

Contents
------------------------------------------------------------------------------

                                                                    APPENDIX A

                            INVESTOR CERTIFICATION

     I hereby  certify  that I am:  (A) an  irrevocable  trust  that has a net worth*  in  excess  of $1.5  million  (the  "net  Worth  Requirement");  (B) a
revocable   trust  and  each   grantor  of  the  trust  meets  the  Net  Worth
Requirement;  (C) an employee benefit plan (a "Plan") that meets the Net Worth
Requirement;  (D) a  participant-directed  Plan  and  the  person  making  the investment meets the Net Worth  Requirement;  (E) a corporation,  partnership,
limited   liability   company  or  other  entity  that  meets  the  Net  Worth
Requirement that is not (i) a registered  investment  company,  (ii) an entity which is excluded  from the  definition  of  Investment  Company under Section
3(a) of the Investment  Company Act of 1940 based on Section  3(c)(1)  because it is a non-publicly  offered entity whose securities are  beneficially  owned by not more than 100 persons, or (iii) a business  development company; or (F)
an entity referred to in clause E(i), (ii) or (iii) above,  not formed for the specific  purpose of investing in the Fund and each equity owner meets the Net
Worth Requirement.  I am exempt from federal income tax.

.......I understand  that it may be a violation of state and federal law for me to provide this  certification  if I know that it is not true. I have read the prospectus  of the Fund,  including  the investor  qualification  and investor suitability  provisions  contained therein. I understand that an investment in the Fund  involves a  considerable  amount of risk and that some or all of the investment  may be  lost.  I  understand  that an  investment  in the  Fund is suitable  only  for  investors  who can  bear the  risks  associated  with the limited  liquidity  of the  investment  and  should be  viewed as a  long-term investment.

.......I am aware of the Fund's  limited  provisions  for  transferability  and withdrawal and have carefully read and understand the  "Repurchases of Shares"
provisions in the prospectus.

.......I certify  that I am a United  States  person  within the meaning of the
Code  and  that my U.S.  taxpayer  identification  number  and  address  as it appears  in your  records,  is true  and  correct.  I  further  certify  under penalties  of  perjury  that I am NOT  subject to backup  withholding  because either (1) I am exempt from backup  withholding,  (2) I have not been notified by  the  Internal  Revenue  Service  ("IRS")  that  I  am  subject  to  backup withholding  as a result of a failure to report all interest or dividends,  or
(3)  the  IRS  has  notified  me  that  I  am  no  longer  subject  to  backup withholding.**

.......If I am the fiduciary  executing this Investor  Certificate on behalf of a Plan (the  "Fiduciary"),  I represent and warrant that I have considered the following  with  respect  to the  Plan's  investment  in  the  Fund  and  have
determined  that,  in  review  of  such  considerations,   the  investment  is
consistent   with  the   Fiduciary's   responsibilities   under  the  Employee
Retirement  Income  Security  Act of  1974,  as  amended  ("ERISA"):  (i)  the fiduciary  investment  standards  under  ERISA in the  context  of the  Plan's particular  circumstances;  (ii) the  permissibility  of an  investment in the
Fund under the documents  governing the Plan and the Fiduciary;  and (iii) the risks  associated  with an  investment in the Fund and the fact that I will be unable  to  redeem  the  investment.  However,  the  Fund may  repurchase  the investment  at certain  times and under  certain  conditions  set forth in the prospectus.

.......By signing  below,  I understand  that the Fund and its  affiliates  are relying on the  certification  and  agreements  made herein in  determining my qualification  and  suitability as an investor in the Fund. I understand  that an investment in the Fund is not appropriate  for, and may not be acquired by, any  person  who  cannot  make  this  certification,  and  agree to  indemnify
OppenheimerFunds,   Inc.  and  its  affiliates  and  hold  harmless  from  any liability  that you may incur as a result of this  certification  being untrue in any respect.

By:  __________________            Print Name (and Title, if applicable):
--------------------

By:    __________________    Print   Name   (and   Title,    if   applicable):
--------------------

* As used herein,  "net worth" means the excess of total assets at fair market value, over total liabilities.
** The  Investor  must cross out item (2) if it has been  notified  by the IRS that it is currently  subject to backup  withholding  because it has failed to report all interest and dividends on its tax return.

NOTE:  If  the  shareholders  of  a  joint  account  are  not  spouses,   both
shareholders must sign this certification.

OFI Tremont Core Strategies Hedge Fund
6803 South Tucson Way
Centennial, Colorado  80112
1.866.634.6220

Adviser
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, New York  10281-1008

Investment Manager
Tremont Partners, Inc.
555 Theodore Fremd Avenue
Corporate Center at Rye
Rye, New York 10580
1.914.925.1140

Distributor
OppenheimerFunds Distributor, Inc.
Two World Financial Center
225 Liberty Street
New York, New York  10281-1008

Transfer Agent
OppenheimerFunds Services
6803 South Tucson Way
Centennial, CO  80112

Custodian Bank
Citibank, N.A.
399 Park Avenue
New York, NY  10043

Independent Registered Public Accounting Firm
Ernst & Young LLP
5 Times Square
New York, NY  10036

Fund Counsel
Mayer, Brown, Rowe & Maw
1675 Broadway
New York, NY 10019

INFORMATION AND SERVICES
For More Information on OFI Tremont Core Strategies Hedge Fund
The following additional information about the Fund is available without charge upon request:

Statement  of  Additional  Information.   This  document  includes  additional
information about the Fund's investment  policies,  risks, and operations.  It is incorporated  by reference into this Prospectus  (which means it is legally part of this Prospectus).

Annual  and  Semi-Annual  Reports.  Additional  information  about the  Fund's investments  and  performance  is  available in the Fund's  Annual  Reports to shareholders.

How to Get More Information:
You can request the Statement of Additional Information, the Annual and
Semi-Annual Reports, the notice explaining the Fund's privacy policy and other information about the Fund or your account:
---------------------------------------------------------------------------
By Telephone:
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Call OppenheimerFunds Services toll-free: 1.866.634.6220
---------------------------------------------------------------------------
---------------------------------------------------------------------------
By Mail:
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Write to:
---------------------------------------------------------------------------
OppenheimerFunds Services
---------------------------------------------------------------------------
P.O. Box 5270
---------------------------------------------------------------------------
Denver, Colorado 80217-5270
---------------------------------------------------------------------------
On the Internet:
---------------------------------------------------------------------------
---------------------------------------------------------------------------
You can send us a request by e-mail or read or  down-load  documents on the
OppenheimerFunds website:
---------------------------------------------------------------------------
www.oppenheimerfunds.com
  Information   about  the  Fund   including   the   Statement  of  Additional
  Information  can be reviewed and copied at the SEC's Public  Reference  Room in Washington,  D.C.  Information  on the operation of the Public  Reference
  Room may be  obtained  by calling  the SEC at  1.202.942.8090.  Reports  and other  information about the Fund are available on the EDGAR database on the
  SEC's Internet website at  http://www.sec.gov.  Copies may be obtained after
                             ------------------
  payment of a  duplicating  fee by  electronic  request  at the SEC's  e-mail address:  publicinfo@sec.gov  or by  writing to the SEC's  Public  Reference
  Section, Washington, D.C. 20549-0102.

No one has been authorized to provide any information about the Fund or to make any representations about the Fund other than what is contained in this
Prospectus. This Prospectus is not an offer to sell shares of the Fund, nor a solicitation of an offer to buy shares of the Fund, to any person in any state or other jurisdiction where it is unlawful to make such an offer.

The   Fund's   shares   are
distributed by:
OppenheimerFunds Distributor, Inc.

The Fund's SEC File No. is 811- 21110
PRO482.003.0705  Printed on recycled paper.

The  information in this  Statement of Additional  Information is not complete and may be changed.  We may not use this  Statement of Additional  Information to sell securities until the registration  statement containing this Statement of  Additional  Information,  which has been  filed  with the  Securities  and
Exchange Commission,  is effective.  This Statement of Additional  Information is not an offer to sell these  securities  and is not  soliciting  an offer to buy these securities in any state where the offer or sale is not permitted.

                            Subject to Completion
      Preliminary Statement of Additional Information dated June 2, 2005

                    OFI Tremont Core Strategies Hedge Fund

                               July _____, 2005

                     STATEMENT OF ADDITIONAL INFORMATION

                          Two World Financial Center
                        225 Liberty Street, 11th Floor
                        New York, New York 10281-1008
                                (212) 323-0200
                           toll-free (866) 634-6220

      This  Statement of Additional  Information  ("SAI") is not a prospectus.
This SAI relates to and should be read in  conjunction  with the prospectus of
OFI  Tremont  Core  Strategies  Hedge Fund (the  "Fund"),  dated July  ______,
2005. A copy of the  prospectus  may be obtained by contacting the Fund at the telephone numbers or address set forth above.

      This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                                          PAGE

INVESTMENT POLICIES AND
PRACTICES.................................................................2
REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF
SHARES...................................................................12
BOARD OF
TRUSTEES.................................................................13
INVESTMENT ADVISORY
SERVICES.................................................................21
CONFLICTS OF
INTEREST.................................................................27
TAX
ASPECTS...................................................................29
ERISA
CONSIDERATIONS............................................................31
BROKERAGE.................................................................32
VALUATION OF
ASSETS....................................................................33
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL
COUNSEL...............36
CUSTODIAN.................................................................36
CONTROL PERSONS AND PRINCIPAL HOLDERS OF
SECURITIES................................................................36
SUMMARY OF DECLARATION OF
TRUST.....................................................................37
FUND ADVERTISING AND SALES
MATERIAL..................................................................39
FINANCIAL
STATEMENTS................................................................39
APPENDIX A:  INDUSTRY
CLASSIFICATIONS..........................................................A-1

                      INVESTMENT POLICIES AND PRACTICES

            The investment  objective and principal  investment  strategies of the  Fund,  as  well  as  the  principal  risks  associated  with  the  Fund's investment  strategies,  are set forth in the prospectus.  Certain  additional investment information is set forth below.

FUNDAMENTAL POLICIES

            The Fund's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund ("shares"), are listed below.  Within the limits of these fundamental policies, the Fund's management has reserved freedom of action.
As defined by the Investment Company Act of 1940, as amended (the "Investment
Company Act"), the vote of a "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of security holders duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less.  The Fund may not:

o     Issue senior securities, except to the extent permitted by Section 18 of the Investment Company Act or as otherwise permitted by the Securities Exchange Commission (the "SEC").

o     Borrow money, except to the extent permitted by Section 18 of the
                  Investment Company Act or as otherwise permitted by the SEC.

o     Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its
                  portfolio securities.

o     Make loans, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase
                  agreements except as permitted under the Investment Company
                  Act.

o     Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, or issued by companies that invest or deal in real estate or real estate investment trusts.

o     Invest in commodities or commodity contracts, except that the Fund may purchase and sell non-U.S. currency, options, futures and
                  forward contracts, including those related to indexes, and options on indexes.

o     Invest 25% or more of the value of its total assets in the securities
                  (other than U.S. Government securities) of issuers engaged in any single industry; provided, however, that the Fund
                  will invest 25% or more of the value of its total assets in
                  Portfolio Funds that pursue market neutral investment
                  strategies (except temporarily during any period of adverse market conditions affecting Portfolio Funds that pursue
                  such strategies), but will not invest 25% or more of the
                  value of its total assets in Portfolio Funds that, in the
                  aggregate, have investment programs that focus on investing in any single industry.

      For purposes of the Fund's policy not to concentrate its investments as described above, the Fund has adopted the industry classifications set forth in Appendix A to this Statement of Additional Information. This is not a fundamental policy.

      Currently, under the Investment Company Act, the maximum amount a mutual fund may borrow from banks is up to one-third of its total assets
(including the amount borrowed).  A fund may borrow up to 5% of its total assets for temporary purposes from any person. Under the Investment Company
Act, there is a rebuttable presumption that a loan is temporary if it is repaid within 60 days and not extended or renewed.

      The Fund cannot issue "senior securities," but this does not prohibit certain investment activities for which assets of the Fund are designated as segregated, or margin, collateral or escrow arrangements are established, to cover the related obligations.  Examples of those activities include borrowing money, reverse repurchase agreements, delayed-delivery and when-issued arrangements for portfolio securities transactions, and contracts to buy or sell derivates, hedging instruments, options or futures.

      With respect to these investment restrictions and other policies described in this SAI or the prospectus (except the Fund's policies on borrowings and senior securities set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.  The Fund's investment policies and restrictions do not apply to the activities and transactions of the investment funds in which the Fund's assets are invested, but will apply to investments made by the Fund.

      The Fund's investment objective is fundamental and may not be changed without the vote of a majority (as defined by the Investment Company Act) of the Fund's outstanding voting securities.

CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

            As discussed in the prospectus, the Fund will invest primarily in private investment funds ("Portfolio Funds") that are managed by alternative asset managers ("Portfolio Managers") that employ a wide range of specialized investment strategies that each individually offers the potential for attractive investment returns and which, when blended together within the
Fund's portfolio, are designed to produce an overall investment exposure that has a low correlation to the general performance of equity, debt and other markets.  The Fund may also on occasion retain a Portfolio Manager to manage a designated segment of the Fund's assets (a "Portfolio Account") in accordance with the Portfolio Manager's investment program.  Additional information regarding the types of securities and financial instruments in which Portfolio Managers may invest the assets of Portfolio Funds and
Portfolio Accounts, and certain of the investment techniques that may be used by Portfolio Managers, is set forth below.

EQUITY SECURITIES

            The investment portfolios of Portfolio Funds and Portfolio
Accounts will include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers.  The value of equity securities depends on business, economic and other factors affecting those issuers.  Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

            Portfolio Managers may generally invest Portfolio Funds and
Portfolio Accounts in equity securities without restriction.  These investments may include securities issued by companies having relatively small market capitalization, including "micro cap" companies.  The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects.  These securities are also subject to other risks that are less prominent in the case of the securities of larger companies.

FIXED-INCOME SECURITIES

            Portfolio Funds and Portfolio Accounts may invest in fixed-income securities. A Portfolio Manager will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive and also may invest in these securities for defensive purposes and to maintain liquidity.  Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments.  These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations.  Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk).  Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

            Portfolio Funds and Portfolio Accounts may invest in both
investment grade and non-investment grade debt securities (commonly
referred   to   as   "junk   bonds").  Investment grade debt securities are
securities that have received a rating from at least one nationally recognized statistical rating organization (a "Rating Agency") in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by a Portfolio Manager to be of comparable quality.

            A Portfolio Fund's or Portfolio Account's investments in
non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal.
Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default.  Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities.  In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

NON-U.S. SECURITIES

            Portfolio Funds and Portfolio Accounts may invest in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent indirect interests in securities of non-U.S. issuers.  Non-U.S. securities in which Portfolio
Funds and Portfolio Accounts may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private placements and not be publicly traded.  Investments in non-U.S.
securities are affected by risk factors generally not thought to be present in the U.S.  These factors are listed in the prospectus under "Risk
Factors--Non-U.S. Investments."

            As a general matter, Portfolio Funds and Portfolio Accounts are not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S.
currency denominated portfolio securities irrespective of the underlying investment.  However, from time to time, a Portfolio Fund or Portfolio
Account may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective.  Forward contracts are transactions involving the
Portfolio Fund's or Portfolio Account's obligation to purchase or sell a specific currency at a future date at a specified price.  Forward contracts may be used by the Portfolio Fund or Portfolio Account for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Portfolio Fund or Portfolio Account anticipates purchasing or selling a non-U.S. security.  This technique would allow the Portfolio Fund or Portfolio Account to "lock in" the U.S. dollar price of the security.  Forward contracts also may be used to attempt to protect the value of the Portfolio Fund's or Portfolio Account's existing holdings of non-U.S. securities.  There may be, however, imperfect correlation between the Portfolio Fund's or Portfolio Account's non-U.S.
securities holdings and the forward contracts entered into with respect to such holdings.  Forward contracts also may be used for non-hedging purposes to pursue the Fund's or a Portfolio Fund's investment objective, such as when a Portfolio Manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Fund's or Portfolio Fund's investment portfolio.

            ADRs involve substantially the same risks as investing directly in securities of non-U.S. issuers, as discussed above.  ADRs are receipts typically issued by a U.S. bank or trust company that show evidence of underlying securities issued by a non-U.S. corporation.  Issuers of unsponsored Depository Receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers.

MONEY MARKET INSTRUMENTS

            The Fund, Portfolio Funds and Portfolio Accounts may invest during periods of adverse market or economic conditions for defensive purposes some or all of their assets in high quality money market instruments and other short-term obligations, money market mutual funds or repurchase agreements with banks or broker-dealers or may hold cash or cash equivalents in such amounts as Tremont Partners, Inc., the Fund's Investment Manager, or
Portfolio Managers deem appropriate under the circumstances.  The Fund or
Portfolio Funds also may invest in these instruments for liquidity purposes pending allocation of their respective offering proceeds and other circumstances.  Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance
Corporation, and repurchase agreements.

REPURCHASE AGREEMENTS

            Repurchase agreements are agreements under which the Fund, a
Portfolio Fund or Portfolio Account purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Company at a higher price on a designated future date.  If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund,
Portfolio Fund or Portfolio Account would have the right to sell the securities.  This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated.  In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund, Portfolio Fund or Portfolio
Account might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities.
Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks.  The
Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

REVERSE REPURCHASE AGREEMENTS

            Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date.  These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to a Portfolio Fund or
Portfolio Account.  Reverse repurchase agreements are a form of leverage which also may increase the volatility of a Portfolio Fund's or Portfolio
Account's investment portfolio.

SPECIAL INVESTMENT TECHNIQUES

            Portfolio Funds and Portfolio Accounts may use a variety of special investment techniques as more fully discussed below to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities.  They may also use these techniques for non-hedging purposes in pursuing their investment objectives.
These techniques may involve the use of derivative transactions.  The techniques Portfolio Funds and Portfolio Accounts may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments.  Certain of the special investment techniques that
Portfolio Funds or Portfolio Accounts may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes.  It is possible that any hedging transaction may not perform as anticipated and that a Portfolio Fund or Portfolio Account may suffer losses as a result of its hedging activities.

            DERIVATIVES.  Portfolio Funds and Portfolio Accounts may engage in transactions involving options, futures and other derivative financial instruments.  Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole.  Derivatives permit Portfolio Funds and Portfolio Accounts to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities.

            Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on a Portfolio Fund's or Portfolio
Account's performance.

            If a Portfolio Fund or Portfolio Account invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Portfolio Fund's or Portfolio Account's return or result in a loss.  A Portfolio Fund or Portfolio Account also could experience losses if its derivatives were poorly correlated with its other investments, or if the Portfolio Fund or Portfolio Account were unable to liquidate its position because of an illiquid secondary market.  The market for many derivatives is, or suddenly can become, illiquid.  Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

            OPTIONS AND FUTURES.  The Portfolio Managers may utilize options and futures contracts.  Such transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly with counterparties.  When such transactions are purchased over-the-counter or negotiated directly with counterparties, a Portfolio Fund or Portfolio
Account bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract.  Such transactions may also be illiquid and, in such cases, a Portfolio Manager may have difficulty closing out its position.  Over-the-counter options purchased and sold by
Portfolio Funds and Portfolio Accounts may include options on baskets of specific securities.

            The Portfolio Managers may purchase call and put options on specific securities, on indices, on currencies or on futures, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives.  A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option.  Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.  A covered call option is a call option with respect to which a Portfolio Fund or Portfolio Account owns the underlying security.  The sale of such an option exposes a Portfolio Fund or Portfolio
Account during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security.  A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Portfolio Fund's or
Portfolio Account's books.  The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets.  Options sold by the Portfolio Funds need not be covered.
The Fund will segregate liquid assets to cover positions that could be considered to potentially leverage the Fund to the extent required by applicable laws and regulations. A Portfolio Fund or Portfolio Account may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security.  The Portfolio Fund or Portfolio
Account will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof.  To close out a position as a purchaser of an option, a
Portfolio Manager would ordinarily effect a similar "closing sale transaction," which involves liquidating position by selling the option previously purchased, although the Portfolio Manager could exercise the option should it deem it advantageous to do so.

            The use of derivatives that are subject to regulation by the
Commodity Futures Trading Commission (the "CFTC") by Portfolio Funds and
Portfolio Accounts could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC.  However, the Fund intends to conduct its operations to avoid regulation as a commodity pool.
If applicable CFTC rules change, such conditions may be applied to the Fund's use of certain derivatives.

            Portfolio Funds and Portfolio Accounts may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United
States.  Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States.  Foreign markets, however, may have greater risk potential than domestic markets.  For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract.  In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes.  Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not.  Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

            Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund's net assets.  No assurance can be given that a liquid market will exist for any particular futures contract at any particular time.  Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day.  Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day.  Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting a Portfolio Fund or Portfolio Account to substantial losses.

            Successful use of futures also is subject to a Portfolio
Manager's ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

            Some or all of the Portfolio Managers may purchase and sell stock index futures contracts for a Portfolio Fund or Portfolio Account.  A stock index future obligates a Portfolio Fund or Portfolio Account to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

            Some or all of the Portfolio Managers may purchase and sell interest rate futures contracts for a Portfolio Fund or Portfolio Account.
An interest rate future obligates represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

            Some or all of the Portfolio Managers may purchase and sell currency futures.  A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.

            OPTIONS ON SECURITIES INDEXES.  Some or all of the Portfolio
Managers may purchase and sell for the Portfolio Funds and Portfolio Accounts call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives.  A stock index fluctuates with changes in the market values of the stocks included in the index.
Accordingly, successful use by a Portfolio Manager of options on stock indexes will be subject to the Portfolio Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment.  This requires different skills and techniques than predicting changes in the price of individual stocks.

            WARRANTS AND RIGHTS.  Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities.  Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company.
Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.
As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities.  In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

            SWAP AGREEMENTS.  The Portfolio Managers may enter into equity, interest rate, index and currency rate swap agreements on behalf of Portfolio
Funds and Portfolio Accounts.  These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return.  Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year.  In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor.  The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index.  Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

            Most swap agreements entered into by a Portfolio Fund or
Portfolio Account would require the calculation of the obligations of the parties to the agreements on a "net basis."  Consequently, a Portfolio Fund's or Portfolio Account's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount").  The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make.  If the other party to a swap defaults, a
Portfolio Fund's or Portfolio Account's risk of loss consists of the net amount of payments that it contractually is entitled to receive.

            To achieve investment returns equivalent to those achieved by a
Portfolio Manager in whose investment vehicles the Fund could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Fund may enter into swap agreements under which the
Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period.  The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances.  The Federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear.  The Fund does not currently intend to use swaps or other derivatives in this manner.

LENDING PORTFOLIO SECURITIES

            A Portfolio Fund or Portfolio Account may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions.  The Portfolio Fund or
Portfolio Account continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Portfolio Fund or Portfolio Account an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral.  A Portfolio Fund or Portfolio Account generally will receive collateral consisting of cash, U.S. Government Securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities.  The Portfolio Fund or Portfolio Account might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Portfolio Fund or Portfolio
Account.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES

            To reduce the risk of changes in securities prices and interest rates, a Portfolio Fund or Portfolio Account may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase.  The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Portfolio Fund or Portfolio Account enters into the commitment, but the Portfolio Fund or
Portfolio Account does not make payment until it receives delivery from the counterparty.  After a Portfolio Fund or Portfolio Account commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.
            Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates.  Securities so purchased may expose a Portfolio Fund or
Portfolio Account to risks because they may experience such fluctuations prior to their actual delivery.  Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself.  Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Portfolio
Fund or Portfolio Account is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of a Portfolio Fund or Portfolio Account.  In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by a
Portfolio Fund or Portfolio Account on a forward basis will not honor its purchase obligation.  In such cases, the Portfolio Fund or Portfolio Account may incur a loss.

          REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF SHARES

REPURCHASE OFFERS

            As discussed in the prospectus, offers to repurchase shares will be made by the Fund at such times and on such terms as may be determined by the Board of Trustees of the Fund (the "Board"), in its sole discretion in accordance with the provisions of applicable law.  In determining whether the
Fund should repurchase shares from shareholders pursuant to written tenders, the Board will consider the recommendation of OppenheimerFunds, Inc., the
Fund's investment adviser (the "Adviser").  The Board also will consider various factors, including but not limited to those listed in the prospectus, in making its determinations.

            The Board will cause the Fund to make offers to repurchase shares from shareholders pursuant to written tenders only on terms it determines to be fair to the Fund and to all shareholders.  When the Board determines that the Fund will repurchase shares, notice will be provided to each shareholder describing the terms thereof, and containing information shareholders should consider in deciding whether and how to participate in such repurchase opportunity.  Shareholders who are deciding whether to tender shares during the period that a repurchase offer is open may ascertain an estimated net asset value of their shares from the Adviser during such period.  If a repurchase offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of the shares tendered by each shareholder.

            As discussed in the prospectus, the Fund will issue notes to tendering shareholders in connection with the repurchase of shares.  Upon its acceptance of tendered shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (i) cash, (ii) liquid securities or (iii) interests in Portfolio Funds that the Fund has requested be withdrawn (or any combination of the foregoing), in an amount equal to the aggregate estimated unpaid dollar amount of the notes issued by the Fund in connection with the repurchase offer.

            Payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Investment Manager would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover.  The Investment Manager intends to take measures (subject to such policies as may be established by the Board of
Trustees) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of shares.

MANDATORY REDEMPTIONS

            As noted in the prospectus, the Fund has the right to redeem shares under certain circumstances.  Such mandatory redemptions may be made if:

      shares have been transferred or shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder;

      ownership of shares will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

      continued ownership of such shares may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the
      Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences;

      any of the representations and warranties made by a shareholder in connection with the acquisition of shares was not true when made or has ceased to be true; or

      it would be in the best interests of the Fund to redeem shares or portion thereof.

TRANSFERS OF SHARES

            No shareholder will be permitted to transfer shares of the Fund unless after such transfer the value of the shares remaining is at least equal to Fund's minimum investment requirement.

                              BOARD OF TRUSTEES

            The Fund is governed by a Board of Trustees, which is responsible for protecting the interests of shareholders under Massachusetts law. The
Trustees meet periodically throughout the year to oversee the Fund's activities, review its performance, and review the actions of the Adviser and the Investment Manager.  Although the Fund will not normally hold annual meetings of its shareholders, it may hold shareholder meetings from time to time on important matters, and shareholders have the right to call a meeting to remove a Trustee or to take other action described in the Fund's
Declaration of Trust.

            The Board of Trustees has an Audit Committee. The Audit Committee
is comprised solely of Independent Trustees. The members of the Audit
Committee are Joseph M. Wikler (Chairman), Ronald Abdow, and Peter I. Wold.
The Audit Committee held ______ meetings during the fiscal year ended March
31, 2005.  The Audit Committee furnishes the Board with recommendations regarding the selection of the Fund's independent auditors. Other main functions of the Audit Committee include, but are not limited to: (i)
reviewing the scope and results of financial statement audits and the audit fees charged; (ii) reviewing reports from the Fund's independent auditors regarding the Fund's internal accounting procedures and controls;  (iii)
review reports from the Manager's Internal Audit Department; (iv) maintaining a separate line of communication between the Fund's independent auditors and its Independent Trustees; and (v) exercise all other functions outlined in the Audit Committee Charter, including but not limited to reviewing the independence of the Fund's independent auditors and the pre-approval of the performance by the Fund's independent auditors of any non-audit service, including tax service, for the Fund and the Manager and certain affiliates of the Manager that are not prohibited by the Sarbanes-Oxley Act.

     The Audit Committee's  functions  include selecting and nominating,  to the full Board,  nominees for election as Trustees,  and  selecting  and  nominating
Independent  Trustees  for  election.  The Audit  Committee  may,  but need not, consider  the advice and  recommendation  of the Manager and its  affiliates  in selecting  nominees.  The full  Board  elects  new  trustees  except  for  those instances when a shareholder vote is required.

     To date,  the Committee has been able to identify from its own resources an ample number of qualified candidates. Nonetheless, shareholders may submit names of individuals,  accompanied by complete and properly supported resumes, for the
Audit Committee's  consideration by mailing such information to the Committee in care of the Fund.  The  Committee  may consider  such persons at such time as it meets to consider  possible  nominees.  The  Committee,  however,  reserves sole
discretion  to  determine  the   candidates  to  present  to  the  Board  and/or
shareholders when it meets for the purpose of considering potential nominees.

Trustees and Officers of the Fund. Except for Messrs.  Murphy and Walcott,  each of the Trustees are "Independent Trustees" under the Investment Company Act. Mr.
Murphy is an "Interested  Trustee," because he is affiliated with the Adviser by virtue of his  positions  as an officer and  director of the  Adviser,  and as a shareholder of its parent company. Mr. Walcott is an "Interested Trustee" due to current consulting agreements with an affiliated organization.

     The Fund's Trustees and officers and their positions held with the Fund and length of  service  in such  position(s)  and their  principal  occupations  and business  affiliations during the past five years are listed in the chart below.
The information for the Trustees also includes the dollar range of shares of the
Fund as well as the aggregate dollar range of shares  beneficially  owned in any of the Oppenheimer funds overseen by the Trustees.  All of the Trustees are also trustees or directors of the following  Oppenheimer funds (referred to as "Board
IV Funds"):

OFI Tremont Core Strategies Hedge Fund      OFI Tremont Market Neutral Hedge Fund
Oppenheimer    Limited   Term    California Oppenheimer   International  Large-Cap
Municipal Fund                              Core Fund
Oppenheimer Select Value Fund               Oppenheimer Real Estate Fund
                                            Oppenheimer   Tremont  Market  Neutral
Oppenheimer Total Return Bond Fund          Fund LLC
Oppenheimer Tremont Opportunity Fund LLC    Oppenheimer International Value Fund
Oppenheimer Portfolio Series
   Conservative Investor Fund
   Moderate Investor Fund
   Aggressive Investor Fund
   Active Allocation Fund

            Messrs. Gillespie, Miao, Murphy, Petersen, Vandehey, Vottiero,
Wixted and Zack, and Mses. Bloomberg and Ives who are officers of the Fund, respectively hold the same offices with one or more of the other Board IV
Funds as with the Fund. As of ___________2005, the Trustees and officers of the Fund, as a group, owned of record or beneficially less than 1% of the outstanding shares of the Fund The foregoing statement does not reflect ownership of shares held of record by an employee benefit plan for employees of the Manager, other than the shares beneficially owned under that plan by the officers of the Fund listed above. In addition, each Independent Trustee, and his family members, do not own securities of either the Manager or
Distributor of the Board IV Funds or any person directly or indirectly controlling, controlled by or under common control with the Manager or
Distributor.

            The address of each Trustee and Interested Trustee in the charts below is 6803 S. Tucson Way, Centennial, CO 80112-3924. Each Trustee serves for an indefinite term, until his or her resignation, retirement, death or removal.

-------------------------------------------------------------------------------------
                                Independent Trustees
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5     Dollar    Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                     Years;                                    Range of  Any of the
Position(s) Held     Other Trusteeships/Directorships Held by  Shares    Oppenheimer
with Fund,           Trustee;                                  BeneficialFunds
Length of Service,   Number of Portfolios in Fund Complex      Owned in  Overseen
Age                  Currently Overseen by Trustee             the Fund  by Trustee
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2004

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Peter I. Wold,       President  of Wold  Properties,  Inc. (an None      Over
Chairman of the      oil and gas  exploration  and  production           $100,000
Board since          company);  Vice President,  Secretary and
December 2004;       Treasurer  of Wold  Trona  Company,  Inc.
Trustee since 2003   (soda  ash  processing  and  production);
Age:  57             Vice  President  of  Wold  Talc  Company,
                     Inc.  (talc  mining);   Managing  Member,
                     Hole-in-the-Wall       Ranch      (cattle
                     ranching);    formerly    Director    and
                     Chairman of the Board,  Denver  Branch of
                     the Federal  Reserve  Bank of Kansas City
                     (1993   -   1999)   and    Director    of
                     PacifiCorp.  (1995 - 1999),  an  electric
                     utility.  Oversees 14  portfolios  in the
                     OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Ronald J. Abdow,     Chairman    (since    1959)    of   Abdow None      Over
Trustee since 2003   Corporation  (operator  of  restaurants);           $100,000
Age:  73             Trustee  of  the  following  real  estate
                     businesses   (owners  and   operators  of
                     restaurants):   G&R  Realty  Co.   (since
                     1978), G&R Trust Co. (since 1973),  Abdow
                     Partnership    (since    1975),    Auburn
                     Associates   (since   1983)  and   Hazard
                     Associates   (since  1985);   Trustee  of
                     MassMutual  Premiun  (since  November  1,
                     2004), MML Series  Investment Fund (since
                     1993)  and  of  MassMutual  Institutional
                     Funds  (MMIF)   (since  1994)   (open-end
                     investment  companies);   Trustee  (since
                     1987) of Bay State Health System  (health
                     services);   Chairman   (since  1996)  of
                     Western    Mass     Development     Corp.
                     (non-profit land  development);  Chairman
                     (since  1991) of  American  International
                     College  (non-profit  college).  Oversees
                     14  portfolios  in  the  OppenheimerFunds
                     complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Joseph M. Wikler,    Self-employed     as    an     investment None      $50,001 -
Trustee since 2003   consultant;  a director  (since  1996) of           $100,000
Age:  64             Lakes  Environmental   Association,   and
                     Medintec  (since 1992) and Cathco  (since
                     1995)  (medical  device   companies);   a
                     member  of the  investment  committee  of
                     the   Associated   Jewish   Charities  of
                     Baltimore   (since   1994);   formerly  a
                     director of Fortis/Hartford  mutual funds
                     (1994  -  December  2001).   Oversees  14
                     portfolios   in   the    OppenheimerFunds
                     complex.

-------------------------------------------------------------------------------------
                                 Interested Trustee
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5     Dollar    Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                     Years;                                    Range of  Any of the
Position(s) Held     Other Trusteeships/Directorships Held by  Shares    Oppenheimer
with Fund,           Trustee;                                  BeneficialFunds
Length of Service,   Number of Portfolios in Fund Complex      Owned in  Overseen
Age                  Currently Overseen by Trustee             the Fund  by Trustee
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2004

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Eustis Walcott,      Principal with Ardsley  Associates (since None      $10,001-$50,000
Trustee since 2003   2000) (consulting firm);  Director (since
Age:  67             October 2000) of Cornerstone  Real Estate
                     Advisors   LLC   (real   estate    equity
                     investment  management  services) and MML
                     Investors      Services       (individual
                     retirement,  insurance,  investment,  and
                     life   event   planning    products   and
                     services  company)  (both  affiliates  of
                     the   Adviser;   Trustee   of  OFI  Trust
                     Company  (since  2001) (also an affiliate
                     of the Adviser).  Formerly Trustee of the
                     American  International  College  (1995 -
                     December  2003);  Senior Vice  President,
                     MassMutual  Financial  Group  (May 1990 -
                     July  2000).  Oversees 14  portfolios  in
                     the OppenheimerFunds complex.

-------------------------------------------------------------------------------------

            The address of Mr. Murphy in the chart below is Two World
Financial Center, 225 Liberty Street, 11th Floor, New York, NY 10281-1008.
Mr. Murphy serves for an indefinite term, until his resignation, death or removal.

-------------------------------------------------------------------------------------
                           Interested Trustee and Officer
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Name,                Principal Occupation(s) During Past 5     Dollar    Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                     Years;                                    Range of  any of the
Position(s) Held     Other Trusteeships/Directorships Held by  Shares    Oppenheimer
with Fund,           Trustee;                                  BeneficialFunds
Length of Service;   Number of Portfolios in Fund Complex      Owned in  Overseen
Age                  Currently Overseen by Trustee             the Fund  by Trustee
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                                As of December 31,

                                                                       2004

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

John V. Murphy,      Chairman,  Chief  Executive  Officer  and None      Over
President and        director  (since June 2001) and President           $100,000
Trustee              (since  September  2000) of the  Adviser;
Trustee since 2003   President  and a  director  or trustee of
Age: 55              other Oppenheimer funds;  President and a
                     director    (since    July    2001)    of
                     Oppenheimer    Acquisition   Corp.   (the
                     Adviser's  parent holding company) and of
                     Oppenheimer  Partnership  Holdings,  Inc.
                     (a  holding  company  subsidiary  of  the
                     Adviser);   a  director  (since  November
                     2001)  of  OppenheimerFunds  Distributor,
                     Inc.  (a  subsidiary  of  the  Adviser.);
                     Chairman  and  a  director   (since  July
                     2001) of Shareholder  Services,  Inc. and
                     of Shareholder  Financial Services,  Inc.
                     (transfer   agent   subsidiaries  of  the
                     Adviser);   President   and  a   director
                     (since  July  2001)  of  OppenheimerFunds
                     Legacy   Program  (a   charitable   trust
                     program  established  by the Adviser);  a
                     director  of  the  following   investment
                     advisory  subsidiaries  of  the  Adviser:
                     OFI   Institutional   Asset   Management,
                     Inc.,    Centennial    Asset   Management
                     Corporation,      Trinity      Investment
                     Management    Corporation   and   Tremont
                     Capital Management,  Inc. (since November
                     2001),   HarbourView   Asset   Management
                     Corporation and OFI Private  Investments,
                     Inc. (since July 2001);  President (since
                     November  1, 2001) and a director  (since
                     July  2001)  of  Oppenheimer  Real  Asset
                     Management,    Inc.;    Executive    Vice
                     President   (since   February   1997)  of
                     Massachusetts   Mutual   Life   Insurance
                     Company (OppenheimerFunds,  Inc.'s parent
                     company);  a director  (since  June 1995)
                     of   DLB   Acquisition   Corporation   (a
                     holding  company  that owns the shares of
                     Babson Capital  Management LLC); a member
                     of  the  Investment  Company  Institute's
                     Board  of  Governors  (elected  to  serve
                     from  October 3, 2003  through  September
                     30,  2006).  Formerly,   Chief  Operating
                     Officer  (September  2000-June  2001)  of
                     the   Adviser;   President   and  trustee
                     (November   1999-November  2001)  of  MML
                     Series  Investment  Fund  and  MassMutual
                     Select   Funds    (open-end    investment
                     companies);    a   director    (September
                     1999-August  2000) of C.M. Life Insurance
                     Company;   President,   Chief   Executive
                     Officer    and    director     (September
                     1999-August  2000) of MML Bay State  Life
                     Insurance   Company;   a  director  (June
                     1989-June  1998) of Emerald  Isle Bancorp
                     and    Hibernia     Savings    Bank    (a
                     wholly-owned  subsidiary  of Emerald Isle
                     Bancorp).   Oversees  66   portfolios  as
                     Trustee/Director    and   20   additional
                     portfolios     as    Officer    in    the
                     OppenheimerFunds complex.

-------------------------------------------------------------------------------------

      The address of the Officers in the chart below is as follows: for
Messrs. Zack, Gillespie and Miao and Ms. Bloomberg, Two World Financial
Center, 225 Liberty Street, New York, NY 10281-1008, for Messrs. Vandehey,
Vottiero, Petersen and Wixted and Ms. Ives, 6803 S. Tucson Way, Centennial,
CO 80112-3924.

----------------------------------------------------------------------------------
                              Officers of the Fund
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Name;                            Principal occupation(s) during past 5 years
Position;
Commencement of Service;
Age
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Mark S. Vandehey,            Senior Vice President and Chief  Compliance  Officer
Vice President and Chief     (since  March 2004) of the Adviser;  Vice  President
Compliance Officer since     (since June 1983) of  OppenheimerFunds  Distributor,
2004                         Inc.,  Centennial Asset  Management  Corporation and
Age:  54                     Shareholder Services,  Inc. Formerly (until February
                             2004) Vice  President and Director of Internal Audit
                             of the Adviser.  An officer of 86  portfolios in the
                             Oppenheimer funds complex.

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Brian Petersen,              Senior Vice  President  and  Treasurer  (since March
Treasurer since 2002         1999)  of the  Adviser.;  Treasurer  of  HarbourView
Age:  45                     Asset Management Corporation,  Shareholder Financial
                             Services,    Inc.,   Shareholder   Services,   Inc.,
                             Oppenheimer Real Asset Management  Corporation,  and
                             Oppenheimer  Partnership Holdings, Inc. (since March
                             1999),  of  OFI  Private  Investments,  Inc.  (since
                             March 2000), of OppenheimerFunds  International Ltd.
                             and  OppenheimerFunds  plc (since May 2000),  of OFI
                             Institutional   Asset   Management,    Inc.   (since
                             November  2000),  and  of  OppenheimerFunds   Legacy
                             Program (a Colorado  non-profit  corporation) (since
                             June 2003);  Treasurer and Chief  Financial  Officer
                             (since  May  2000)  of OFI  Trust  Company  (a trust
                             company  subsidiary  of   OppenheimerFunds,   Inc.);
                             Assistant    Treasurer   (since   March   1999)   of
                             Oppenheimer  Acquisition  Corp.  Formerly  Assistant
                             Treasurer    of    Centennial    Asset    Management
                             Corporation    (March    1999-October    2003)   and
                             OppenheimerFunds  Legacy  Program  (April  2000-June
                             2003);  Principal and Chief Operating Officer (March
                             1995-March  1999) at  Bankers  Trust  Company-Mutual
                             Fund Services Division.  An officer of 86 portfolios
                             in the OppenheimerFunds complex.

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Robert G. Zack               Assistant   Vice  President  of  the  Adviser  since
Secretary since 2002         August  2002;  formerly   Manager/Financial  Product
Age: 34                      Accounting   (November   1998-July   2002)   of  the
                             Adviser.   An  officer  of  86   portfolios  in  the
                             OppenheimerFunds complex.

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Philip Vottiero,             Vice President/Fund  Accounting of the Adviser since
Assistant Treasurer since    March  2002.   Formerly   Vice   President/Corporate
2002                         Accounting  of the Adviser  (July  1999-March  2002)
Age:  42                     prior to which he was  Chief  Financial  Officer  at
                             Sovlink   Corporation  (April  1996-June  1999).  An
                             officer  of 86  portfolios  in the  OppenheimerFunds
                             complex.

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Robert G. Zack               Executive  Vice  President  (since January 2004) and
Secretary since 2002         General   Counsel  (since   February  2002)  of  the
Age: 56                      Adviser;  Senior Vice President and General  Counsel
                             (since  November  2001) of OFI  Institutional  Asset
                             Management,  Inc.;  General  Counsel  and a director
                             (since  November 2001) of the  Distributor;  General
                             Counsel (since  November  2001) of Centennial  Asset
                             Management  Corporation;  Senior Vice  President and
                             General    Counsel   (since    November   2001)   of
                             HarbourView Asset Management Corporation;  Secretary
                             and  General   Counsel  (since   November  2001)  of
                             Oppenheimer  Acquisition Corp.;  Assistant Secretary
                             and   a   director    (since    October   1997)   of
                             OppenheimerFunds      International     Ltd.     and
                             OppenheimerFunds  plc; Vice President and a director
                             (since  November  2001) of  Oppenheimer  Partnership
                             Holdings,  Inc.; a director (since November 2001) of
                             Oppenheimer  Real  Asset  Management,  Inc.;  Senior
                             Vice  President,  General  Counsel  and  a  director
                             (since  November  2001)  of  Shareholder   Financial
                             Services,  Inc.,  Shareholder  Services,  Inc.,  OFI
                             Private  Investments,  Inc.  and OFI Trust  Company;
                             Vice    President    (since    November   2001)   of
                             OppenheimerFunds  Legacy Program;  a director (since
                             June  2003)  of  OppenheimerFunds   (Asia)  Limited.
                             Formerly  Senior Vice President  (May  1985-December
                             2003),     Acting    General    Counsel    (November
                             2001-February  2002) and Associate  General  Counsel
                             (May 1981-October 2001) of  OppenheimerFunds,  Inc.;
                             Assistant  Secretary of Shareholder  Services,  Inc.
                             (May  1985-November  2001),   Shareholder  Financial
                             Services,  Inc. (November  1989-November  2001); and
                             OppenheimerFunds    International    Ltd.   (October
                             1997-November  2001). An officer of 86 portfolios in
                             the OppenheimerFunds complex.

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Kathleen T. Ives             Vice President  (since June 1998) and Senior Counsel
Assistant Secretary since    and Assistant  Secretary (since October 2003) of the
2002                         Adviser;  Vice President  (since 1999) and Assistant
Age: 39                      Secretary  (since October 2003) of the  Distributor;
                             Assistant   Secretary   (since   October   2003)  of
                             Centennial   Asset  Management   Corporation;   Vice
                             President  and Assistant  Secretary  (since 1999) of
                             Shareholder  Services,   Inc.;  Assistant  Secretary
                             (since  December  2001) of  OppenheimerFunds  Legacy
                             Program and of Shareholder Financial Services,  Inc.
                             Formerly an Assistant  Counsel (August  1994-October
                             2003) and  Assistant  Vice  President of the Adviser
                             (August   1997-June   1998).   An   officer   of  86
                             portfolios in the OppenheimerFunds complex.

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Lisa I. Bloomberg,           Vice President and Associate  Counsel of the Adviser
Assistant Secretary since    since May 2004;  formerly  First Vice  President and
2004                         Associate General Counsel of UBS Financial  Services
Age:  37                     Inc. (formerly,  PaineWebber Incorporated) (May 1999
                             - April  2004)  prior to which she was an  Associate
                             at  Skaden,   Arps,  Slate,   Meagher  &  Flom,  LLP
                             (September  1996 - April  1999).  An  officer  of 86
                             portfolios in the OppenheimerFunds complex.

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Phillip S. Gillespie,        Senior Vice President and Deputy General  Counsel of
Assistant Secretary since    the  Adviser  since  September  2004.  Formerly  Mr.
2004                         Gillespie  held the  following  positions at Merrill
Age:  41                     Lynch  Investment  Management:  First Vice President
                             (2001-September  2004);  Director  (from  2000)  and
                             Vice  President   (1998-2000).   An  officer  of  86
                             portfolios in the OppenheimerFunds complex.

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Wayne Miao,                  Assistant  Vice  President and Assistant  Counsel of
Assistant Secretary since    the Adviser  since June 2004.  Formerly an Associate
2004                         with Sidley Austin Brown & Wood LLP (September  1999
Age:  32                     - May  2004).  An officer  of 86  portfolios  in the
                             OppenheimerFunds complex.

----------------------------------------------------------------------------------

      |X| Remuneration of Trustees. The officers of the Fund and Mr. Murphy
(who is an officer and Trustee of the Fund) who are affiliated with the
Adviser receive no salary or fee from the Fund. The remaining Trustees of the
Fund received the compensation shown below from the Fund with respect to the
Fund's fiscal year ended March 31, 2005. The Total Compensation from all 10 of the Board IV Funds (including the Fund) represents compensation received for serving as a  trustee and member of a committee (if applicable) of the boards of those funds during the calendar year ended December 31, 2004.

----------------------------------------------------------------------------------

                                       $2,349             Total Compensation
Joseph M. Wikler                                     From Fund and Fund Complex*
Trustee, Audit Committee Member                            Paid to Trustees

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Peter I. Wold                          $2,000                 $81,833(2)

Trustee, Audit Committee Member
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Eustis Walcott                         $1,800                  $18,500
Trustee

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Joseph M. Wikler                       $2,500                  $23,000
Trustee, Audit Committee Member

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

Peter I. Wold                          $2,250                  $20,500
Trustee, Audit Committee Member

----------------------------------------------------------------------------------

1.    Aggregate   Compensation  from  the  Fund  includes  fees  and  deferred compensation, if any, for a Trustee.

2.    Includes  $61,333  compensation  paid  to Mr.  Abdow  for  serving  as a trustee for two open-end  investment  companies  (MassMutual  Institutional
   Funds and MML Series  Investment Fund) the investment  advisor for which is the indirect parent company of the Fund's Adviser.  The Adviser also serves as the  Sub-Advisor to the MassMutual  International  Equity Fund, a series of MassMutual Institutional Funds.
*  For purposes of this section only, "Fund Complex"  includes the Oppenheimer funds,  MassMutual  Institutional  Funds  and MML  Series  Investment  Fund in
accordance  with SEC  regulations.  The Adviser does not  consider  MassMutual
Institutional  Funds  and  MML  Series  Investment  Fund  to be  part  of  the
OppenheimerFunds' "Fund Complex" as that term may be otherwise interpreted.

            The Trustees who are not employees of the Adviser, including its affiliates, are each paid an annual retainer of $16,000 and per meeting fees of $500. The other Trustees receive no annual or other fees from the Fund.
All Trustees are reimbursed by the Fund for their reasonable travel and out-of-pocket expenses.  The Trustees do not receive any pension or retirement benefits from the Fund.  The officers of the Fund do not receive any additional compensation from the Fund.

            The Trustees serve on the Board for terms of indefinite
duration.  A Trustee's position in that capacity will terminate if the
Trustee is removed, resigns or is subject to various disabling events such as death or incapacity.  A Trustee may resign upon 90 days' prior written notice to the other Trustees, and may be removed either by vote of two-thirds of the
Trustees not subject to the removal vote or vote of the shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all shareholders.  The Trustees will render assistance to shareholders on the question of the removal of Trustees in the manner required by Section 16(c)
of the Investment Company Act.  In the event of any vacancy in the position of a Trustee,  the remaining Trustees may appoint an individual to serve as a
Trustee, so long as immediately after such appointment at least two-thirds of the Trustees then serving would have been elected by the shareholders.  The
Trustees may call a meeting of shareholders to fill any vacancy in the position of a Trustee, and must do so within 60 days after any date on which
Trustees who were elected by the shareholders cease to constitute a majority of the Trustees then serving.  If no Trustee remains to manage the business of the Fund, the Adviser may manage and control the Fund, but must convene a meeting of shareholders within 60 days for the purpose of either electing new
Trustees or dissolving the Fund.

CODES OF ETHICS

            The Fund, the Adviser, the Investment Manager and the Distributor
have each adopted codes of ethics.  The codes are designed to detect and prevent improper personal trading by their personnel, including investment personnel, that might compete with or otherwise take advantage of the Fund's portfolio transactions.  Covered persons include the Trustees and the officers and directors of the Adviser and the Investment Manager, as well as employees of the Adviser and the Investment Manager having knowledge of the investments and investment intentions of the Fund.  The codes of ethics permit persons subject to the Code to invest in securities, including securities that may be purchased or held by the Fund, subject to a number of restrictions and controls.  Compliance with the codes of ethics is carefully monitored and enforced.

            The codes of ethics are included as exhibits to the Fund's registration statement filed with the Securities and Exchange Commission and can be reviewed and copied at the SEC's Public Reference Room in Washington,
D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090.  The codes of ethics are available on the EDGAR database on the SEC's Internet site at
http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address:  publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C.
20549-0102.

PORTFOLIO PROXY VOTING

            The Fund is a fund-of-funds that invests primarily in Portfolio
Funds which have investors other than the Fund.  The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser and the
Adviser has delegated to the Investment Manager to vote the Fund's proxies in accordance with its proxy voting guidelines and procedures.  However, the
Fund invests primarily in private investment partnerships and similar investment vehicles, which are not voting securities.  To the extent the Fund invests in voting securities, if any, the Fund's primary consideration in voting portfolio proxies would be the financial interests of the Fund and its
shareholders.   For the purpose of voting portfolio proxies relating to
voting securities held by the Fund, if any, the Fund has adopted the
OppenheimerFunds Portfolio Proxy Voting Policies and Procedures.  The
OppenheimerFunds Proxy Voting Guidelines on routine and non-routine proxy proposals are summarized below.

o     The Fund votes with the recommendation of the issuer's management on routine matters, including election of directors nominated by management and ratification of auditors, unless circumstances indicate otherwise.
o     In general, the Fund opposes anti-takeover proposals and supports elimination of anti-takeover proposals, absent unusual
         circumstances.
o     The Fund supports shareholder proposals to reduce a super-majority vote requirement, and opposes management proposals to add a
         super-majority vote requirement.
o     The Fund opposes proposals to classify the board of directors.
o     The Fund supports proposals to eliminate cumulative voting.
o     The Fund opposes re-pricing of stock options.
o     The Fund generally considers executive compensation questions such as stock option plans and bonus plans to be ordinary business activity.  The Fund analyzes stock option plans, paying particular attention to their dilutive effect. While the Fund generally supports management proposals, the Fund opposes plans it considers to be excessive.

      The Fund is required to file Form N-PX, with its complete proxy voting record for the 12 months ended June 30th, no later than August 31st of each year. The Fund's Form N-PX filing is available (i) without charge, upon request, by calling the Fund toll-free at 1.800.525.7048 and (ii) on the
SEC's website at www.sec.gov..
                 -----------

                         INVESTMENT ADVISORY SERVICES

THE INVESTMENT ADVISER

            OppenheimerFunds, Inc. (the "Adviser") commenced serving as the
Fund's investment adviser on June 2, 2004, subject to the ultimate supervision of and subject to any policies established by the Board.  Prior to that time, OFI Institutional Asset Management, Inc., a wholly-owned subsidiary of the Adviser ("OFI Institutional"), served as investment adviser.  The Adviser is a wholly-owned subsidiary of Oppenheimer Acquisition
Corporation, which in turn is a wholly-owned subsidiary of Massachusetts
Mutual Life Insurance Company ("MassMutual").

            With respect to the original investment adviser of the Fund, pursuant to the terms of an investment advisory agreement entered into between the Fund and OFI Institutional dated as of January 2, 2003 (the
"Advisory Agreement"), OFI Institutional was responsible for developing, implementing and supervising the Fund's investment program and in connection therewith regularly providing investment advice and recommendations to the
Fund with respect to its investments, investment policies and purchases and sales of securities for the Fund and arranging for the purchase and sale of such securities.

            OFI Institutional was authorized, subject to the approval of the
Board and  Trustees, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to the Fund or to assist OFI Institutional in providing these services.

            As compensation for services required to be provided by OFI
Institutional under the Advisory Agreement, the Fund paid OFI Institutional a monthly fee (the "Management Fee") computed at the annual rate of 1.5% of the aggregate value of outstanding shares determined as of the last day of the month (before any repurchases of shares, as defined below).

The Advisory Agreement was approved by the Board (including a majority of the
Independent Trustees), at a meeting held in person on October 21, 2002, and was approved on December 16, 2002 by OppenheimerFunds, Inc., of which OFI
Institutional is a wholly-owned subsidiary, as the then sole shareholder of the Fund on behalf of OFI Institutional. The Independent Trustees were provided with data as to the qualifications of the Investment Adviser's personnel and the quality and extent of the services rendered to investment companies.  The Board particularly considered: (1) the investment record of
OFI Institutional, and its immediate parent, OppenheimerFunds, Inc., in managing other investment companies for which they act as investment adviser, and (2) data as to investment performance, advisory fees and expense ratios of other investment companies not advised by the Investment Adviser or
OppenheimerFunds, Inc. but believed to be in the same overall investment and size category as the Fund.  In arriving at a decision, the Board did not single out any one factor or group of factors as being more important than other factors, but considered all factors together.  The Board judged the terms and conditions of the Advisory Agreement, including the investment advisory fee, in light of all of the surrounding circumstances, and found the
Advisory Agreement to be fair and reasonable and in the best interests of the
Fund.

            The Advisory Agreement has an initial term of two years from the date of its execution, and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the
Independent Trustees by vote cast in person at a meeting called for the purpose of voting on such approval.  The Advisory Agreement is terminable without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by OFI
Institutional.  The Advisory Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the Investment
Company Act and the rules thereunder.

            The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Advisory
Agreement, OFI Institutional is not liable for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.  In addition, it provides that OFI Institutional may act as investment adviser for any other person, firm or corporation and use the name "Oppenheimer" in connection with other investment companies for which it may act as investment adviser or general distributor.  If OFI
Institutional shall no longer act as investment adviser of the Fund, OFI
Institutional may withdraw the right of the Fund to use the name
"Oppenheimer" as part of its name.

            Effective June 2, 2004, the Adviser, the parent of OFI
Institutional, has taken over the investment advisory activities of the
Fund.  The Board, in approving the Adviser as the investment adviser of the
Fund, took into consideration the following:

o     The nature, cost, and quality of the services provided to the Fund and its shareholders;
o     The profitability of the Fund to the Manager;
o     The investment performance of the Fund in comparison to regular market indices;
o     Economies of scale that may be available to the Fund from the Manager;
o     Fees paid by other mutual funds for similar services;
o     The value and quality of any other benefits or services received by the
            Fund from its relationship with the Manager, and
o     The direct and indirect benefits the Manager received from its relationship with the Fund.  These included services provided by the Distributor and the Transfer Agent, and brokerage and soft dollar arrangements permissible under Section 28(e) of the
            Securities Exchange Act.

            The Management Fee remains the same, except that the Fund shall pay the Management Fee to the Adviser, rather than to its predecessor.

            The Adviser or its designee maintains the Fund's accounts, books and other documents required to be maintained under the Investment Company
Act at OppenheimerFunds, Inc., Two World Financial Center, 225 Liberty
Street, New York, NY 10281-1008.

THE INVESTMENT MANAGER

            As authorized by the Advisory Agreement, Tremont Partners, Inc.
(the "Investment Manager"), an affiliate of the Adviser, has been assigned responsibility for providing day-to-day investment management services to the
Fund, subject to the supervision of the Adviser.  The Investment Manager is primarily responsible for the selection of Portfolio Managers and the allocation of the assets of the Fund for investment among the Portfolio
Managers.  In addition, the Investment Manager is responsible for investing the cash portion of the Fund's assets not invested in Portfolio Funds or through Portfolio Accounts.  The Investment Manager is a majority-owned subsidiary of Oppenheimer Acquisition Corporation, which in turn is a wholly owned subsidiary of MassMutual.

            The Investment Manager provides services to the Fund pursuant to the terms of a sub-advisory agreement entered into between OFI Institutional
(at that time, the investment adviser of the Fund) and the Investment Manager dated as of November 20, 2001 (the "Sub-Advisory Agreement").  In
consideration of the services provided by the Investment Manager, OFI
Institutional pays a monthly fee to the Investment Manager equal to 50% of the amount of the Management Fee earned by OFI Institutional pursuant to the
Advisory Agreement.

            The Sub-Advisory Agreement was approved by the Board (including a majority of the Independent Trustees), at a meeting held in person on October
21, 2002, and was approved December 16, 2002 by OppenheimerFunds, Inc., of which OFI Institutional is a wholly-owned subsidiary, as the then sole shareholder of the Fund on behalf of OFI Institutional. As in the case of the
Advisory Agreement, the Independent Trustees were provided with data as to the qualifications of the Investment Manager's personnel and the quality and extent of its advisory services. The Board particularly considered the
Investment Manager's investment record in managing multi-manager hedge funds.
In arriving at a decision, the Board did not single out any one factor or group of factors as being more important than other factors, but considered all factors together.  The Board judged the terms and conditions of the
Sub-Advisory Agreement, including the investment advisory fee, in light of all of the surrounding circumstances, and found the Sub-Advisory Agreement to be fair and reasonable and in the best interests of the Fund.

            The Sub-Advisory Agreement has an initial term of two years from the date of its execution, and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the
Independent Trustees by vote cast in person at a meeting called for the purpose of voting on such approval.  The Sub-Advisory Agreement is terminable without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; by OFI
Institutional; or by the Investment Manager.  The Sub-Advisory Agreement also provides that it will terminate automatically in the event of its
"assignment," as defined by the Investment Company Act and the rules thereunder.

            The Sub-Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Advisory
Agreement, the Investment Manager is not liable to the Fund or to
Institutional for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.
In addition, it provides that the Investment Manager may act as investment adviser for any other person, firm or corporation and use the name "Tremont"
in connection with other investment companies for which it may act as investment adviser.  If the Investment Manager shall no longer act as investment manager of the Fund, the Investment Manager may withdraw the right of the Fund to use the name "Tremont" as part of its name.

            The relationship between the Investment Manager and the
investment adviser of the Fund remains the same, even though it is the
Adviser who serves as investment adviser of the Fund, including the fact that the investment adviser of the Fund will pay the Investment Manager 50% of the
Management Fee.  With respect to any description above concerning the relationship between the Investment Manager and OFI Institutional, the
Adviser will replace OFI Institutional in every respect.

            Each year, the Board of Trustees, including a majority of the
Independent Trustees, is required to approve the renewal of the investment advisory agreement. The Investment Company Act requires that the Board request and evaluate and the Adviser and Investment Manager provide such information as may be reasonably necessary to evaluate the terms of the investment advisory agreement.  The Board employs an independent consultant to prepare a report that provides such information as the Board requests for this purpose.

            The Board reviewed the foregoing information in arriving at its decision to renew the investment advisory and sub-advisory agreements.  Among other factors, the Board considered:
o     The nature, cost, and quality of the services provided to the Fund and its shareholders, including the process to be used in connection with its analysis of the underlying Portfolio Funds or Portfolio
         Accounts and their Portfolio Managers;
o     The profitability of the Fund to the Adviser and Investment Manager;
o     The investment performance of the Fund in comparison to regular market indices;
o     Economies of scale that may be available to the Fund from the Adviser and Investment Manager;
o     Fees paid by other mutual funds for similar services;
o     The value and quality of any other benefits or services received by the
         Fund from its relationship with the Adviser and Investment Manager;
         and
o     The direct and indirect benefits the Adviser and Investment Manager received from its relationship with the Fund.  These included services provided by the Transfer Agent, and brokerage and soft dollar arrangements permissible under Section 28(e) of the
         Securities Exchange Act.

            The Board considered that the Adviser and Investment Manager must be able to pay and retain high quality personnel at competitive rates to provide services to the Fund.  The Board also considered that maintaining the financial viability of the Adviser and Investment Manager is important so that the Adviser and Investment Manager will be able to continue to provide quality services to the Fund and its shareholders in adverse times.  The
Board also considered the investment performance of other investment companies advised by the Adviser and Investment Manager. The Board is aware that there are alternatives to the use of the Manager.

            These matters were also considered by the Independent Trustees, meeting separately from the full Board with experienced Counsel to the Fund who assisted the Board in its deliberations.  The Fund's Counsel is independent of the Manager within the meaning and intent of the SEC Rules regarding the independence of counsel.

            After careful deliberation, the Board of Trustees concluded that it was in the best interest of shareholders to continue the investment advisory and sub-advisory agreements for another year. In arriving at a decision, the Board did not single out any one factor or group of factors as being more important than other factors, but considered all factors together.  The Board judged the terms and conditions of the investment advisory and sub-advisory agreements, including the investment advisory fee, in light of all of the surrounding circumstances.

 PORTFOLIO MANAGER

  The Fund's  portfolio  is managed  by  Timothy J.  Birney.  He is the person responsible for the day-to-day management of the Fund's investments.

OtherAccounts Managed. In addition to managing the Fund's investment  portfolio,
     Mr. Birney also manages other  investment  portfolios and other accounts on behalf of the Investment  Manager or its  affiliates.  The following  table provides information regarding the other portfolios and accounts managed by
     Mr. Birney as of March 31, 2005.

                                   Registered     Other Pooled
                                   Investment      Investment       Other
                                    Companies       Vehicles      Accounts

      ------------------------------------------------------------------------
      ------------------------------------------------------------------------

                                        4              9            None
      Accounts Managed

      ------------------------------------------------------------------------
      ------------------------------------------------------------------------

                                          $484.0         $871.0         None
      Total Assets Managed*

      ------------------------------------------------------------------------
      ------------------------------------------------------------------------

                                        2              9            None
      Accounts with
      Performance-Based
      Advisory Fees

      ------------------------------------------------------------------------
      ------------------------------------------------------------------------

                                          $144.8         $871.0         None
      Total Assets in Accounts
      with Performance-Based
      Advisory Fees*
      *  In millions.

     As indicated  above,  Mr.  Birney also manages  other funds and accounts.
Potentially,   at  times,  those  responsibilities  could  conflict  with  the interests of the Fund.  That may occur whether the  investment  objectives and strategies  of the other  funds  and  accounts  are the same as, or  different from,  the Fund's  investment  objectives  and  strategies.  For  example  Mr.
Birney may need to  allocate  investment  opportunities  between  the Fund and another fund or account  having similar  objectives or  strategies,  or he may need to execute  transactions  for another  fund or account  that could have a negative  impact on the value of  securities  held by the Fund.  Not all funds and accounts  advised by the Investment  Manager have the same management fee.
If  the   management  fee  structure  of  another  fund  or  account  is  more advantageous  to the  Investment  Manager than the fee  structure of the Fund, the  Investment  Manager  could have an  incentive  to favor the other fund or account.  However, the Investment Manager's compliance  procedures and Code of
Ethics recognize the Investment  Manager's  fiduciary  obligation to treat all of its clients,  including the Fund, fairly and equitably, and are designed to preclude Mr. Birney from favoring one client over another. It is possible,  of course,  that  those  compliance  procedures  and the Code of  Ethics  may not always be adequate to do so. At different  times,  Mr. Birney may manage other funds or accounts with investment  objectives and strategies  similar to those of the Fund,  or he may manage  funds or accounts  with  different  investment objectives and strategies.

     Compensation  of Mr. Birney.  Mr. Birney is employed and  compensated by
the  Investment  Manager,   not  the  Fund.  Under  the  Investment  Manager's
compensation program for its portfolio managers and portfolio analysts,  their compensation is based primarily on the investment  performance  results of the funds and accounts they manage,  rather than on the  financial  success of the
Investment  Manager.  This is intended to align the  portfolio  managers'  and analysts'  interests  with the  success  of the funds and  accounts  and their investors.  The  Investment  Manager's  compensation  structure is designed to attract and retain highly qualified  investment  management  professionals and to  reward  individual  and team  contributions  toward  creating  shareholder value.  As of March 31, 2005,  Mr.  Birney's  compensation  consisted of three elements:  a base salary,  an annual  discretionary  bonus and  eligibility to participate in long-term awards of options and  appreciation  rights in regard to the  common  stock of the  Investment  Manager's  holding  company  parent.
Senior  portfolio  managers  may  also  be  eligible  to  participate  in  the
Investment Manager's deferred compensation plan.

The base pay  component  of each  portfolio  manager is reviewed  regularly to ensure that it reflects the  performance of the  individual,  is  commensurate with the  requirements  of the  particular  portfolio,  reflects  any specific competence or specialty of the individual  manager,  and is  competitive  with other comparable positions,  to help the Investment Manager attract and retain talent. The annual  discretionary  bonus is determined by senior management of the  Investment  Manager  and is based on a number  of  factors,  including  a fund's pre-tax  performance for periods of up to five years,  measured against an  appropriate  benchmark  selected  by  management.  Other  factors  include management  quality  (such  as  style  consistency,  risk  management,  sector coverage,  team leadership and coaching) and organizational  development.  Mr.
Birney's  compensation is not based on the total value of the Fund's portfolio assets,  although the Fund's investment performance may increase those assets.
The  compensation  structure is also intended to be  internally  equitable and serve to reduce  potential  conflicts  of interest  between the Fund and other funds managed by Mr.  Birney.  The  compensation  structure of the other funds managed by Mr. Birney is the same as the  compensation  structure of the Fund, described above.

Ownership of Fund Shares.  As of March 31, 2005, Mr. Birney did not beneficially own any shares of the Fund.

FUND EXPENSES
            The  Fund  will  bear  all  costs  and  expenses  incurred  in its business and operations other than those specifically  required to be borne by the Adviser  pursuant to the Advisory  Agreement.  Costs and expenses borne by the Fund include, but are not limited to, the following:

            o  all  costs  and  expenses   directly   related  to   investment
               transactions  and positions for the Fund's account,  including, but not  limited  to,  brokerage  commissions,  research  fees, interest  and  commitment  fees on loans  and  debit  balances, borrowing  charges  on  securities  sold  short,  dividends  on securities sold but not yet purchased,  custodial fees,  margin fees,  transfer  taxes and premiums,  taxes withheld on foreign dividends and indirect  expenses from  investments in Portfolio
               Funds;
            o  all  costs  and  expenses  associated  with the  operation  and registration of the Fund,  ongoing offering costs and the costs of compliance with, any applicable Federal and state laws;
            o  all costs and expenses  associated  with the  organization  and operation  of separate  investment  funds  managed by Portfolio
               Managers retained by the Fund;
            o  the costs and  expenses  of holding  meetings  of the Board and any meetings of  shareholders,  including costs associated with the preparation and dissemination of proxy materials;
            o  the fees and  disbursements  of Fund counsel,  legal counsel to the  Independent  Trustees,  Trustees,  Independent  Registered
               Public  Accounting Firm for the Fund and other  consultants and professionals engaged on behalf of the Fund;
            o  the Management Fee;
            o  the fees  payable to  custodians  and other  persons  providing administrative services to the Fund;
            o  the  costs  of a  fidelity  bond  and any  liability  insurance obtained on behalf of the Fund or the Board;
            o  all costs and expenses of preparing,  setting in type, printing
               and   distributing   reports   and  other   communications   to
               shareholders; and
            o  such other types of  expenses  as may be approved  from time to time by the Board of Trustees.

            The Portfolio Funds will bear all expenses  incurred in connection with their  operations.  These  expenses are similar to those  incurred by the
Fund. The Portfolio  Managers  generally will charge  asset-based  fees to and
receive   performance-based   allocations  from  the  Portfolio  Funds,  which
effectively will reduce the investment  returns of the Portfolio Funds and the amount  of any  distributions  from the  Portfolio  Funds to the  Fund.  These expenses,  fees and  allocations  will be in addition to those incurred by the
Fund itself.

                            CONFLICTS OF INTEREST

THE ADVISER

The  Adviser and its  affiliates  manage the assets of  registered  investment companies  other than the Fund and  provide  investment  advisory  services to other  accounts.  The Fund has no  interest in these  activities.  The Adviser and its  officers or employees  who assist in  providing  services to the Fund will be engaged  in  substantial  activities  other than on behalf of the Fund and may have  conflicts  of interest  in  allocating  their time and  activity between  the Fund and  other  registered  investment  companies  and  accounts managed by the  Adviser.  The  Adviser and its  officers  and  employees  will devote so much of their time to the  affairs of the Fund as in their  judgment is necessary and appropriate.

THE INVESTMENT MANAGER

            The  Investment  Manager  also  provides  investment  advisory and other  services,  directly  and through  affiliates,  to various  entities and accounts  other than the Fund ("Tremont  Accounts").  The Fund has no interest in these activities.  The Investment Manager and the investment  professionals who, on behalf of the Investment  Manager,  will provide  investment  advisory services to the Fund will be engaged in substantial  activities  other than on behalf of the Fund, may have differing  economic  interests in respect of such activities,  and may have  conflicts of interest in allocating  their time and activity between the Fund and the Tremont  Accounts.  Such persons will devote only  so  much  time to the  affairs  of the  Fund  as in  their  judgment  is necessary and appropriate.

PARTICIPATION IN INVESTMENT OPPORTUNITIES

            Tremont expects to employ an investment  program for the Fund that is substantially  similar to the investment program employed by it for certain
Tremont  Accounts,  including  a private  investment  partnership  that has an investment  program that is  substantially  the same as the Fund's  investment
program.   As  a  general  matter,   the  Investment   Manager  will  consider
participation  by the Fund in all appropriate  investment  opportunities  that are  under  consideration  for  those  other  Tremont  Accounts.  There may be circumstances,  however,  under which the Investment Manager will cause one or more  Tremont  Accounts  to  commit a larger  percentage  of their  respective assets to an investment  opportunity than to which the Investment Manager will commit the Fund's  assets.  There also may be  circumstances  under  which the
Investment  Manager  will  consider   participation  by  Tremont  Accounts  in
investment  opportunities  in which the Investment  Manager does not intend to invest on behalf of the Fund, or vice versa.

            Tremont will evaluate for the Fund and for each Tremont  Account a variety of factors  that may be relevant in  determining  whether a particular investment  opportunity or strategy is  appropriate  and feasible for the Fund or a Tremont Account at a particular time, including,  but not limited to, the following:  (1) the nature of the investment  opportunity taken in the context of the other  investments  at the time;  (2) the  liquidity of the  investment
relative  to  the  needs  of  the  particular  entity  or  account;   (3)  the
availability of the opportunity (i.e., size of obtainable  position);  (4) the transaction costs involved;  and (5) the investment or regulatory  limitations applicable to the particular entity or account.  Because these  considerations may  differ  for the Fund  and the  Tremont  Accounts  in the  context  of any particular investment  opportunity,  the investment activities of the Fund and the Tremont  Accounts may differ from time to time. In addition,  the fees and expenses  of  the  Fund  will  differ  from  those  of the  Tremont  Accounts.
Accordingly,  the future performance of the Fund and the Tremont Accounts will vary.

            When  the  Investment   Manager   determines   that  it  would  be
appropriate  for the Fund and one or more Tremont  Accounts to  participate in an investment  transaction in the same  Portfolio Fund or other  investment at the same time,  it will attempt to aggregate,  place and allocate  orders on a basis  that  the  Investment  Manager  believes  to  be  fair  and  equitable, consistent with its  responsibilities  under applicable law. Decisions in this regard are  necessarily  subjective and there is no requirement  that the Fund participate,  or  participate to the same extent as the Tremont  Accounts,  in all investments or trades.  However,  no participating  entity or account will receive preferential  treatment over any other and the Investment Manager will take  steps  to  ensure  that  no  participating  entity  or  account  will be systematically  disadvantaged by the aggregation,  placement and allocation of orders and investments.

            Situations   may   occur,   however,   where  the  Fund  could  be
disadvantaged   because  of  the  investment   activities   conducted  by  the
Investment  Manager for the Tremont  Accounts.  Such  situations  may be based on,  among  other  things,  the  following:  (1) legal  restrictions  or other limitations  (including limitations imposed by Portfolio Managers with respect to Portfolio  Funds) on the combined  size of positions  that may be taken for the Fund and the Tremont  Accounts,  thereby  limiting  the size of the Fund's
position  or  the  availability  of  the  investment   opportunity;   (2)  the
difficulty of liquidating an investment for the Fund and the Tremont  Accounts where the market  cannot  absorb the sale of the combined  positions;  and (3)
the  determination  that a particular  investment is warranted  only if hedged with an option or other  instrument  and  there is a limited  availability  of such  options or other  instruments.  In  particular,  the Fund may be legally restricted  from  entering  into a  "joint  transaction"  (as  defined  in the
Investment  Company  Act)  with  the  Tremont  Accounts  with  respect  to the securities of an issuer  without  first  obtaining  exemptive  relief from the
SEC.  See "Other Matters" below.

            Directors,  officers,  employees and  affiliates of the Investment
Manager  may buy and  sell  securities  or other  investments  for  their  own accounts and may have actual or potential  conflicts of interest  with respect to  investments  made on behalf of the Fund. As a result of differing  trading
and  investment   strategies  or  constraints,   positions  may  be  taken  by
directors,  officers,  employees and affiliates of the Investment  Manager, or by the  Investment  Manager  for the  Tremont  Accounts,  that  are the  same, different or made at a different time than positions taken for the Fund.

OTHER MATTERS

            Except  in  accordance  with  applicable  law,  the  Adviser,  the
Investment  Manager and their  affiliates  are not permitted to buy securities or other  property  from, or sell  securities or other  property to, the Fund.
However,  subject to certain  conditions imposed by applicable rules under the
Investment Company Act, the Fund may effect certain principal  transactions in securities with one or more accounts  managed by the Adviser or the Investment
Manager,  except  for  accounts  as to which  the  Adviser  or the  Investment
Manager or any of their affiliates  serves as a general partner or as to which they may be deemed to be an  affiliated  person  (or an  affiliated  person of such a  person),  other  than an  affiliation  that  results  solely  from the
Adviser,  the  Investment  Manager  or one of their  affiliates  serving as an investment  adviser  to the  account.  These  transactions  would  be  made in circumstances  where  the  Investment  Manager  has  determined  it  would  be appropriate  for the  Fund to  purchase  (or  sell),  and the  Adviser  or the
Investment  Manager has determined it would be appropriate for another account to sell (or purchase), the same security or instrument on the same day.

            Future  investment  activities  of  the  Adviser,  the  Investment
Manager and their affiliates,  and of their respective directors,  officers or employees, may give rise to additional conflicts of interest.

                                 TAX ASPECTS

            This  summary  of  certain  aspects  of  the  Federal  income  tax treatment  of the Fund is based upon the  Internal  Revenue  Code of 1986,  as amended (the "Code"), judicial decisions,  Treasury Regulations and rulings in existence  on the date  hereof,  all of which  are  subject  to  change.  This summary  does not  discuss the impact of various  proposals  to amend the Code which could change  certain of the tax  consequences  of an  investment in the
Fund.  This  summary  also  does  not  discuss  tax  consequences  that may be relevant  to persons who are neither  U.S.  persons  within the meaning of the
Code nor persons exempt from Federal income tax.

Tax Treatment of Fund Operations
--------------------------------

      Qualification  as  a  Regulated   Investment  Company.  As  a  regulated
      -----------------------------------------------------
investment  company,  the Fund is not  subject  to  federal  income tax on the portion of its net investment  income (that is, taxable  interest,  dividends, and other taxable ordinary income,  net of expenses and net short-term capital gain in excess of  long-term  capital  loss) and capital gain net income (that is, the excess of net  long-term  capital  gains over net  short-term  capital losses) that it distributes to shareholders.  That  qualification  enables the
Fund to "pass through" its income and realized  capital gains to  shareholders without  the Fund  having to pay tax on them.  The Code  contains  a number of complex  tests  relating  to  qualification  that the Fund might not meet in a particular year. If it did not qualify as a regulated  investment company, the
Fund  would  be  treated  for  federal  income  tax  purposes  as an  ordinary
corporation   and  would  receive  no  tax  deduction  for  payments  made  to shareholders.

      To qualify as a regulated  investment company,  the Fund must distribute at  least  90% of  its  investment  company  taxable  income  (in  brief,  net investment  income  and the  excess of net  short-term  capital  gain over net long-term  capital  loss) for the  taxable  year.  The Fund must also  satisfy certain other  requirements  of the Code,  some of which are described  below.
Distributions  by the Fund made during the taxable  year or,  under  specified circumstances,  within twelve months after the close of the taxable year, will be considered  distributions of income and gains for the taxable year and will therefore count toward satisfaction of the above-mentioned requirement.

      To qualify as a regulated  investment  company,  the Fund must derive at least 90% of its gross  income each  taxable  year from  dividends,  interest, certain  payments  with respect to  securities  loans,  gains from the sale or other disposition of stock or securities or foreign  currencies (to the extent
such  currency  gains  are  directly  related  to  the  regulated   investment
company's  principal business of investing in stock or securities) and certain other income.

      In addition to satisfying the  requirements  described  above,  the Fund must satisfy an asset  diversification test in order to qualify as a regulated investment  company.  Under  that  test,  at the close of each  quarter of the
Fund's  taxable  year,  at least 50% of the value of the  Fund's  assets  must consist of cash and cash items,  U.S.  government  securities,  securities  of other regulated investment  companies,  and securities of "other issuers".  As to each of those "other  issuers",  the Fund must not have  invested more than
5% of the value of the Fund's total assets in  securities  of each such issuer and the Fund must not hold more than 10% of the outstanding  voting securities of each  such  issuer.  In  addition,  no more  than  25% of the  value of the
Fund's  total  assets  may be  invested  in the  securities  of any one issuer
(other than U.S.  government  securities  and  securities  of other  regulated investment  companies)  or in two or more issuers  which the Fund controls and which are  engaged  in the same or  similar  trades or  businesses  or related trades  or  businesses.  For  purposes  of this  test,  obligations  issued or guaranteed by certain  agencies or  instrumentalities  of the U.S.  government are treated as U.S. government securities.

      Excise  Tax on  Regulated  Investment  Companies.  Under  the  Code,  by
      ------------------------------------------------
December  31 of each  year,  the Fund  must  distribute  at  least  98% of its taxable  investment  income earned from January 1 through  December 31 of that year and at  least  98% of its  capital  gains  realized  in the  period  from
November 1 of the prior year  through  October 31 of the current  year.  If it does not, the Fund must pay an excise tax on the amounts not  distributed.  It is presently  anticipated that the Fund will meet those requirements.  To meet these  requirements,  in certain  circumstances  the Fund might be required to liquidate  portfolio  investments to make sufficient  distributions.  However, the Board of Trustees and the Adviser  might  determine  in a particular  year that it would be in the best  interests  of  shareholders  for the Fund not to make such  distributions  at the required  levels and to pay the excise tax on the undistributed  amounts.  That would reduce the amount of income or capital gains available for distribution to shareholders.

Unrelated Business Taxable Income
---------------------------------

      Generally,  an exempt  organization is exempt from Federal income tax on its  passive  investment  income,  such as  dividends,  interest  and  capital gains.(1)  This general  exemption  from tax does not apply to the  "unrelated business  taxable  income"  ("UBTI")  of an  exempt  organization.  Generally, income and gain derived by an exempt  organization from the ownership and sale of debt-financed  property is taxable in the proportion to which such property is  financed  by  "acquisition  indebtedness"  during the  relevant  period of time.  Accordingly,  a tax-exempt U.S.  person  investing in the Fund will not realize UBTI with respect to an unleveraged  investment in shares.  Tax-exempt
U.S.  persons are urged to consult their own tax advisors  concerning the U.S.
tax consequences of an investment in the Fund.

                             ERISA CONSIDERATIONS

            Persons who are  fiduciaries  with respect to an employee  benefit plan or other arrangement  subject to the Employee  Retirement Income Security
Act of 1974,  as amended  (an "ERISA  Plan" and  "ERISA,"  respectively),  and persons who are  fiduciaries  with  respect to an IRA or Keogh Plan,  which is not  subject to ERISA but is subject to the  prohibited  transaction  rules of
Section 4975 of the Code (together with ERISA Plans,  "Benefit  Plans") should consider,  among other things,  the matters described below before determining whether to invest in the Fund.

            ERISA imposes  certain  general and specific  responsibilities  on persons  who  are  fiduciaries  with  respect  to  an  ERISA  Plan,  including prudence,  diversification,  an  obligation  not  to  engage  in a  prohibited
transaction  and  other  standards.   In  determining   whether  a  particular
investment  is  appropriate  for an ERISA Plan,  Department  of Labor  ("DOL")
regulations  provide that a fiduciary  of an ERISA Plan must give  appropriate consideration  to, among other things,  the role that the investment  plays in the ERISA Plan's portfolio,  taking into consideration  whether the investment is designed  reasonably to further the ERISA Plan's  purposes,  an examination of the risk and return  factors,  the portfolio's  composition  with regard to diversification,  the  liquidity  and  current  return of the total  portfolio relative to the anticipated  cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax  Aspects--Certain  Issues  Pertaining to  Specific  Exempt  Organizations")  and the  projected  return of the total portfolio  relative to the ERISA Plan's funding  objectives.  Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine  whether such an investment is consistent with its fiduciary  responsibilities  and the foregoing  regulations.  For example,  a fiduciary  should consider whether an investment  in  the  Fund  may  be  too  illiquid  or  too  speculative  for a particular  ERISA  Plan,  and  whether  the  assets of the ERISA Plan would be sufficiently  diversified.  If a fiduciary with respect to any such ERISA Plan breaches its or his  responsibilities  with regard to selecting an  investment or an investment  course of action for such ERISA Plan,  the fiduciary  itself or  himself  may be held  liable for  losses  incurred  by the ERISA Plan as a result of such breach.

            Because the Fund is registered as an investment  company under the
Investment  Company  Act,  the  underlying  assets of the Fund  should  not be considered  to be "plan  assets" of the ERISA Plans  investing in the Fund for purposes of ERISA's (or the Code's)  fiduciary  responsibility  and prohibited transaction  rules.  Thus, neither the Adviser nor the Investment Manager will be fiduciaries  within the meaning of ERISA by reason of their  authority with respect to the Fund.

            A  Benefit  Plan  which  proposes  to  invest  in the Fund will be required  to  represent  that it,  and any  fiduciaries  responsible  for such
Plan's  investments,  are  aware  of  and  understand  the  Fund's  investment objective,  policies and  strategies,  that the decision to invest plan assets in the Fund was made with  appropriate  consideration  of relevant  investment factors with regard to the Benefit Plan and is consistent  with the duties and responsibilities  imposed  upon  fiduciaries  with regard to their  investment decisions under ERISA and/or the Code.

            Certain  prospective  Benefit Plan Members may currently  maintain relationships  with the Adviser,  the Investment  Manager or their affiliates.
Each of such  persons  may be  deemed  to be a party in  interest  to and/or a fiduciary  of any  Benefit  Plan to which it provides  investment  management,
investment  advisory  or  other  services.   ERISA  prohibits  (and  the  Code
penalizes)  the use of ERISA and  Benefit  Plan  assets  for the  benefit of a party in interest and also  prohibits (or  penalizes) an ERISA or Benefit Plan fiduciary  from using its  position  to cause such Plan to make an  investment from  which it or  certain  third  parties  in  which  such  fiduciary  has an interest  would receive a fee or other  consideration.  ERISA and Benefit Plan
Members should consult with counsel to determine if  participation in the Fund is a  transaction  that is  prohibited  by ERISA or the Code.  Fiduciaries  of
ERISA or Benefit Plan Members will be required to represent  that the decision to invest in the Fund was made by them as fiduciaries  that are independent of such  affiliated  persons,  that such  fiduciaries are duly authorized to make such investment  decision and that they have not relied on any  individualized advice or  recommendation of such affiliated  persons,  as a primary basis for the decision to invest in the Fund.

            The  provisions of ERISA and the Code are subject to extensive and
continuing   administrative  and  judicial   interpretation  and  review.  The
discussion of ERISA and the Code  contained in this SAI and the  prospectus is general  and  may  be  affected  by  future  publication  of  regulations  and rulings.  Potential  Benefit Plan Members  should consult their legal advisers regarding the  consequences  under ERISA and the Code of the  acquisition  and ownership of shares.

                                  BROKERAGE

            Each Portfolio Manager is directly  responsible for placing orders for  the  execution  of  portfolio  transactions  for  the  Portfolio  Fund or
Portfolio  Account  that  it  manages  and for the  allocation  of  brokerage.
Transactions  on U.S.  stock  exchanges  and on some foreign  stock  exchanges involve  the  payment  of  negotiated  brokerage  commissions.  On  the  great majority  of  foreign  stock  exchanges,  commissions  are  fixed.  No  stated
commission is generally  applicable to securities  traded in  over-the-counter markets,  but the prices of those securities include  undisclosed  commissions or mark-ups.

            In  selecting  brokers  and  dealers  to execute  transactions  on behalf of a Portfolio Fund or Portfolio  Account,  each Portfolio Manager will generally  seek to obtain the best price and execution  for the  transactions, taking  into  account  factors  such as price,  size of order,  difficulty  of execution  and  operational  facilities  of a  brokerage  firm,  the scope and quality of brokerage services  provided,  and the firm's risk in positioning a block of  securities.  Although it is  expected  that each  Portfolio  Manager generally  will seek  reasonably  competitive  commission  rates,  a Portfolio
Manager  will not  necessarily  pay the lowest  commission  available  on each transaction.  The  Portfolio  Managers  will  typically  have no obligation to deal  with any  broker  or group  of  brokers  in  executing  transactions  in portfolio  securities.  Brokerage practices adopted by Portfolio Managers with respect to  Portfolio  Funds may vary and will be governed  by each  Portfolio
Fund's organizational documents.

            Consistent   with  the   principle   of  seeking  best  price  and
execution,  a  Portfolio  Manager  may place  orders for a  Portfolio  Fund or
Portfolio  Account with brokers  that  provide the  Portfolio  Manager and its affiliates with  supplemental  research,  market and statistical  information, including advice as to the value of securities,  the advisability of investing in,  purchasing or selling  securities,  and the availability of securities or purchasers  or sellers of  securities,  and  furnishing  analyses  and reports concerning  issuers,  industries,  securities,  economic  factors  and trends, portfolio  strategy  and the  performance  of  accounts.  The  expenses of the
Portfolio  Managers are not necessarily  reduced as a result of the receipt of this supplemental  information,  which may be useful to the Portfolio Managers or their affiliates in providing  services to clients other than the Portfolio
Funds and the  Portfolio  Accounts  they manage.  In addition,  not all of the supplemental  information  is  necessarily  used  by a  Portfolio  Manager  in
connection   with  the  Portfolio  Fund  or  Portfolio   Account  it  manages.
Conversely,  the  information  provided to a Portfolio  Manager by brokers and
dealers  through  which  other  clients  of  the  Portfolio   Manager  or  its
affiliates  effect  securities  transactions  may be useful  to the  Portfolio
Manager in providing services to the Portfolio Fund or a Portfolio Account.

            It  is  anticipated  that  Portfolio   Managers   (including  each
Portfolio  Manager  retained to manage a  Portfolio  Account)  will  generally follow  brokerage  placement  practices  similar to those described above. The brokerage  placement  practices  described  above will also be followed by the
Investment  Manager  to the  extent  it  places  transactions  for  the  Fund.
However,  certain  Portfolio  Managers  (other than those  managing  Portfolio
Accounts) may have policies that permit the use of brokerage  commissions of a
Portfolio  Fund to obtain  products or services that are not research  related and that may benefit the Portfolio Manager.

                             VALUATION OF ASSETS

      The net asset value of the Fund is computed, generally monthly, as of the close of business on the following days: (i) the last day of each fiscal year, (ii) the date preceding the date as of which any shares of the Fund are purchased, and (iii) any day as of which the Fund repurchases any shares.
The Fund's net asset value is the value of the Fund's assets less its liabilities divided by the shares outstanding.  The net asset value is computed in accordance with the pricing policies and procedures adopted by the Board.

      The Fund's investment in Portfolio Funds are subject to the terms and conditions of the respective operating agreements and offering memoranda, as appropriate, pursuant to which the Fund will value its investments in
Portfolio Funds at fair value.  The Fund's investments in Portfolio Funds are carried at fair value as determined by the Fund's pro-rata interest in the net assets of each Portfolio Fund.  These Portfolio Funds value their underlying investments in accordance with policies established by such
Portfolio Funds, as described in each of their financial statements and offering memoranda.  All valuations utilize financial information supplied by each Portfolio Fund and are net of management and performance incentive fees or allocations payable to the Portfolio Managers pursuant to the Portfolio
Funds' agreements.  Where no value is readily available from a Portfolio Fund or where a value is supplied by a Portfolio Fund is deemed not to be indicative of its value, the Portfolio Fund will be valued at fair value as determined in good faith by the Board or in accordance with the procedures adopted by the Board.  In accordance with the Advisory Agreement, the Adviser values the Fund's assets based on such reasonably available relevant information as it considers material.  Because of the inherent uncertainty of valuation, the values of the Fund's investments may differ significantly from the values that would have been used had a ready market for the investments held by the Fund been available.

      To the extent Portfolio Managers are engaged to manage the Portfolio
Accounts, the Fund will value portfolio securities of the Portfolio Accounts managed by the Portfolio Managers as described below:

      Equity securities,  puts, calls and futures traded on a U.S.  securities exchange or on NASDAQ are valued as follows:

            (1) if last  sale  information  is  regularly  reported,  they are valued  at the  last  reported  sale  price  on  the  principal exchange on which they are traded or on NASDAQ,  as applicable, on that day, or

            (2) if last  sale  information  is not  available  on a  valuation
               date,   they  are  valued  at  the  last  reported  sale  price
               preceding the valuation  date if it is within the spread of the closing "bid" and "asked"  prices on the valuation  date or, if not, at the closing "bid" price on the valuation date.

      Equity securities traded on a foreign securities  exchange generally are valued in one of the following ways:

            (1) at the  last  sale  price  available  to the  pricing  service approved by the Board of Trustees, or

            (2) at the  last  sale  price  obtained  by the  Adviser  from the report  of the  principal  exchange  on which the  security  is traded at its last  trading  session on or  immediately  before the valuation date, or

            (3) at the mean  between  the "bid" and  "asked"  prices  obtained from the  principal  exchange  on which the  security is traded or, on the basis of reasonable inquiry,  from two market makers in the security.

      The  following  securities  are valued at the mean between the "bid" and
      "asked" prices  determined by a pricing service approved by the Board of
      Trustees  or  obtained  by OFI  from two  active  market  makers  in the security on the basis of reasonable inquiry:

            (1) debt  instruments  that have a maturity  of more than 397 days when issued,

            (2) debt  instruments that had a maturity of 397 days or less when issued and have a remaining maturity of more than 60 days,

            (3) non-money  market debt  instruments that had a maturity of 397 days or less when  issued and which have a  remaining  maturity of 60 days or less, and
            (4) puts,  calls and futures that are not traded on an exchange or on NASDAQ.

      Money market debt securities that had a maturity of less than 397 days when issued that have a remaining maturity of 60 days or less are valued at cost, adjusted for amortization of premiums and accretion of discounts.

      Securities (including restricted securities) not having
      readily-available market quotations are valued at fair value determined under procedures established by the Board of Trustees. If OFI is unable to locate two market makers willing to give quotes, a security may be priced at the mean between the "bid" and "asked" prices provided by a single active market maker (which in certain cases may be the "bid"
      price if no "asked" price is available).  The Fund's interests in
      Portfolio Funds will not have readily available market quotations and will be valued at their "fair value," as determined under procedures established by the Board of Trustees.  As described in the prospectus, with respect to its interests in Portfolio Funds, the Fund will normally rely on valuation information provided by Portfolio Managers as being the "fair value" of such investments.  The Board of Trustees, however, will consider such information provided by Portfolio Managers, as well as other available information, and may possibly conclude in unusual circumstances that the information provided by a Portfolio
      Manager does not represent the "fair value" of the Fund's interests in
      Portfolio Funds.

      In the case of U.S. government securities, mortgage-backed securities, corporate bonds and foreign government securities, when last sale information is not generally available, OFI may use pricing services approved by the Board of Trustees. The pricing service may use "matrix"
      comparisons to the prices for comparable instruments on the basis of quality, yield, and maturity.  Other special factors may be involved
      (such as the tax-exempt status of the interest paid by municipal securities).  OFI will monitor the accuracy of the pricing services.
      That monitoring may include comparing prices used for portfolio valuation to actual sales prices of selected securities.

      The closing prices in the London foreign exchange market on a particular business day that are provided by a bank, dealer or pricing service that OFI has determined to be reliable are used to value foreign currency, including forward foreign currency contracts, and to determine the U.S. dollar value of securities that are denominated or quoted in foreign currency.

       INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

            Ernst & Young LLP serves as the Independent Registered Public
Accounting Firm of the Fund.  Its principal business address is 5 Times
Square, New York, NY  10036.

            Mayer, Brown, Rowe & Maw LLP, New York, New York, acts as Fund
Counsel and Independent Trustee Counsel.

                                  CUSTODIAN

            Citibank, N.A. (the "Custodian") serves as the custodian of the
Fund's assets, and may maintain custody of the Fund's assets with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board.  Assets of the
Fund are not held by the Adviser or the Investment Manager or commingled with the assets of other accounts except to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian.  The Custodian's principal business address is111 Wall Street, New York, New York 10005

             CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

            Any shareholder that holds more than 25% of the Shares may be deemed to control the Fund and generally would be in a position to control the outcome of voting on matters as to which Shareholders are entitled to vote.

            In addition, as of July ____, 2005, the following persons are all of the other persons who own 5% or more of the Shares of the Fund.  They own the Shares both beneficially and as of record:
      NOTE: TO UPDATE
      ---------------

---------------------------------------------------------------------------------
                                                                      Percentage
                                                                      of Shares
Name                                  Address                         Owned
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

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                       SUMMARY OF DECLARATION OF TRUST

            The following is a summary description of additional items and of select provisions of the Declaration of Trust that are not described elsewhere in this SAI or in the Fund's prospectus.  The description of such items and provisions is not definitive and reference should be made to the complete text of the Declaration of Trust filed as an exhibit to the Fund's
Registration Statement.

LIABILITY OF SHAREHOLDERS; DUTY OF CARE

      All persons extending credit to, doing business with, contracting with or having or asserting any claim against the Fund or the Trustees shall look only to the assets of the Fund for payment under any such credit, transaction, contract or claim; and neither the shareholders nor the
Trustees, nor any of their agents, whether past, present or future, shall be personally liable, Notice of such disclaimer and agreement thereto shall be given in each agreement, obligation or instrument entered into or executed by
Fund or the Trustees.

      Under the Declaration of Trust, there is expressly disclaimed shareholder and Trustee liability for the acts and obligations of the Fund.
Nothing in the Declaration of Trust shall, however, protect a Trustee or officer against any liability to which such Trustee or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or of such officer hereunder.

      Massachusetts law permits a shareholder of a business trust (such as the Fund) to be held personally liability as a "partner" under certain circumstances.  However, the risk that a Fund shareholder will incur financial loss from being held liable as a "partner" of the Fund is limited to the relatively remote circumstances in which the Fund would be unable to meet its obligations.

                      TERM, DISSOLUTION AND LIQUIDATION

            The  liquidation of the Fund may be authorized at any time by vote of a majority of the  Trustees or  instrument  executed by a majority of their number  then in  office,  provided  the  Trustees  find that it is in the best interest  of the  shareholders  of the Fund or as  otherwise  provided  in the
Declaration of Trust.

            Upon the occurrence of any event of dissolution,  the Board or the
Adviser,  acting as  liquidator  under  appointment  by the Board (or  another liquidator,  if the Board does not appoint the Adviser to act as liquidator or is unable to perform  this  function),  is charged with winding up the affairs of the Fund and liquidating its assets.

            Upon  the   dissolution   of  the  Fund,  its  assets  are  to  be
distributed  (1) first to satisfy the debts,  liabilities  and  obligations of the Fund,  other than debts to  shareholders,  including actual or anticipated
liquidation  expenses,  and  (2)  then  to  satisfy  debts,   liabilities  and
obligations owing to the shareholders.  Assets may be distributed in-kind on a pro rata basis if the Board or liquidator  determines that such a distribution would be in the  interests  of the  shareholders  in  facilitating  an orderly liquidation.

VOTING

            Each  Member has the right to cast a number of votes  equal to the number of shares owned at a meeting of shareholders  called by the Board or by shareholders  holding  not less than  one-third  of the total  number of votes eligible  to be cast.  Shareholders  will be entitled to vote on any matter on which shareholders of a registered  investment company organized as a business trust would normally be entitled to vote,  including the election of Trustees, approval of the Fund's  investment  advisory  agreement,  and  approval of the
Fund's  auditors,  and on  certain  other  matters,  to the  extent  that  the
Investment  Company Act requires a vote of  shareholders  on any such matters.
Except for the  exercise of their  voting  privileges,  shareholders  in their capacity as such are not entitled to  participate in the management or control of the Fund's business, and may not act for or bind the Fund.

REPORTS TO SHAREHOLDERS

            The Fund  will  furnish  to  shareholders  as soon as  practicable after  the end of each  taxable  year such  information  as is  necessary  for shareholders to complete Federal and state income tax or information  returns, along with any other tax  information  required by law.  The Fund will send to shareholders  a semi-annual  and an audited annual report within 60 days after the close of the period for which it is being made,  or as otherwise  required by the  Investment  Company  Act.  Quarterly  reports  from the Adviser or the
Investment  Manager regarding the Fund's operations during each fiscal quarter also will be sent to shareholders.

FISCAL YEAR

      For accounting  purposes,  the Fund's fiscal year is the 12-month period ending on March  31st.  The first  fiscal  year of the Fund  commenced  on the date of the initial  closing and ended on March 31,  2003.  For tax  purposes, the Fund adopted the 12-month  period  ending  December 31 of each year as its taxable year.

                     FUND ADVERTISING AND SALES MATERIAL

            Advertisements  and  sales  literature  relating  to the  Fund and reports to shareholders may include quotations of investment  performance.  In these materials,  the Fund's performance will normally be portrayed as the net return to an  investor  in the Fund during each month or quarter of the period for which  investment  performance is being shown. In addition to standardized
return  performance,   cumulative  performance  and  year-to-date  performance
computed by  aggregating  quarterly  or monthly  return data may also be used.
Investment  returns  will be  reported  on a net  basis,  after  all  fees and expenses.  Other  methods  may also be used to portray  the Fund's  investment performance.

            The  Fund's  investment  performance  will vary from time to time, and past results are not necessarily representative of future results.

            Comparative  performance  information,  as well  as any  published ratings, rankings and analyses,  reports and articles discussing the Fund, may also be used to advertise  or market the Fund,  including  data and  materials prepared by  recognized  sources of such  information.  Such  information  may include  comparisons of the Fund's  investment  performance to the performance of  recognized  market  indices and indices,  including but not limited to the
CSFB/Tremont  Hedge Fund Index, an index prepared in part by Tremont Advisers,
Inc., an affiliate of OFI and the  Investment  Manager.  Comparisons  may also be made to economic  and  financial  trends and data that may be relevant  for investors to consider in determining whether to invest in the Fund.

(1)   With  certain  exceptions,  tax-exempt  organizations  which are private foundations  are subject to a 2% Federal  excise tax on their "net  investment income."  The rate of the  excise tax for any  taxable  year may be reduced to
1% if the private foundation meets certain  distribution  requirements for the taxable  year.  A private  foundation  will be  required  to make  payments of estimated tax with respect to this excise tax.

                             FINANCIAL STATEMENTS

      The Fund's audited financial statements for the year ended March 31,
2004 immediately follow.

                                  Appendix A

                           Industry Classifications

Interrogatory no. 1.

Interrogatory no. 1.    Basic Materials
1)    Chemicals
2)    Forest Products & Paper
3)    Iron/Steel
4)    Mining
B)    Communications
5)    Advertising
6)    Internet
7)    Media
8)    Telecommunications
C)    Consumer, (Cyclical)
9)    Airlines
10)   Apparel
11)   Auto Manufacturers
12)   Auto Parts & Equipment
13)   Distribution/Wholesale
14)   Entertainment
15)   Food Service
16)   Home Builders
17)   Home Furnishings
18)   Housewares
19)   Leisure Time
20)   Lodging
21)   Office furnishings
22)   Retail
23)   Storage/Warehousing
24)   Textiles
25)   Toys/Games/Hobbies
D)    Consumer, (Non-Cyclical)
26)   Agriculture
27)   Beverages
28)   Biotechnology
29)   Commercial Services
30)   Cosmetics/Personal Carte
31)   Food
32)   Healthcare-Products
33)   Healthcare-Services
34)   Household Products/Wares
35)   Pharmaceuticals
E)    Diversified
36)   Holding Companies-Divers

F)    Energy
37)   Coal
38)   Energy-alternate Sources
39)   Oil & Gas
40)   Oil & Gas Services
41)   Pipelines
G)
Financial
42)   Banks
43)   Closed-end Funds
44)   Country Funds-Closed-end
45)   Diversified Financial Service
46)   Insurance
47)   Investment Companies
48)   REITS
49)   Real Estate
50)   Savings 7 Loans
51)   Venture Capital
H)    Industrial
52)   Aerospace/Defense
53)   Building Materials
54)   Electrical Company & Equipment
55)   Electronics
56)   Engineering & construction
57)   Environmental Control
58)   Hand &Machine Tools
59)   Machinery - Construction & mining
60)   Machinery - Diversified
61)   Metal Fabricates/Hardware
62)   Miscellaneous Manufacture
63)   Packaging & Containers
64)   Shipbuilding
65)   Transportation
66)   Trucking & Leasing
I)    Technology
67)   Computers
68)   Office/Business Equipment
69)   Semiconductors
70)   Software
J)    Utilities
71)   Electric
72)   Gas
73)   Water

OFI Tremont Core Strategies Hedge Fund
6803 South Tucson Way
Centennial, Colorado 80112
1.866.634.6220

Adviser
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, New York 10281-1008

Investment Manager
Tremont Partners, Inc.
555 Theodore Fremd Avenue
Corporate Center at Rye
Rye, New York 10580
1.914.925.1140

Distributor
OppenheimerFunds Distributor, Inc.
Two World Financial Center
225 Liberty Street
New York, New York 10281-1008

Transfer Agent
OppenheimerFunds Services
6803 South Tucson Way
Centennial, CO 80112

Custodian Bank

Citibank, N.A.
111 Wall Street
New York, New York 10005

Independent Registered Public Accounting Firm
Ernst & Young LLP
5 Times Square
New York, NY 10036

Fund Counsel
Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, NY 10036

PX0482.0705

TERMONT CORE STRATEGIES HEDGE FUND

                                   FORM N-2

                                    PART C
                              OTHER INFORMATION

Item 24.    Financial Statements and Exhibits
---------------------------------------------

(1)   Financial Statements:

            Registrant's  audited  financial  statements  for the period ended
March 31, 2005: To be filed by amendment.

(2)   Exhibits:

(a)   (i)  Declaration  of Trust dated as of May 24,  2002:  Previously  filed
         with  Registrant's   Registration   Statement,   June  4,  2002,  and
         incorporated herein by reference.

         Amended and  Restated  Declaration  of Trust dated  October 16, 2002:
         Previously filed with  Pre-Effective  Amendment No. 1 to Registrant's
         Registration   Statement,   10/18/02,   and  incorporated  herein  by
         reference.

(iii) Second  Amended and Restated  Declaration  of Trust dated 8/6/04:  Filed herewith.

(b)   By-Laws:   Previously  filed  with  Pre-Effective  Amendment  No.  2  to
         Registrant's  Registration  Statement,   12/18/02,  and  incorporated
         herein by reference.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

(f)   Not applicable.

(g)   (i) Amended and Restated  Investment  Advisory  Agreement  dated 1/1/05:
         Filed herewith.

      (g)  (ii)  Amended  and  Restated  Sub-Advisory   Investment  Management
      Agreement dated 6/2/04:  Previously filed with Post-Effective  Amendment
      No.   9   to   Registrant's   Registration   Statement,   6/10/04,   and
      incorporated herein by reference.

(h)   (i) General  Distributor's  Agreement  dated  1/2/03:  Previously  filed with  Pre-Effective  Amendment  No.  1 to  Registrant's  Registration
         Statement, 10/22/02, and incorporated herein by reference.

         (ii)   Form   of   Selling   Agreement    between    OppenheimerFunds
         Distributor,   Inc.  and  selected  dealers:  Previously  filed  with
         Pre-Effective  Amendment  No.  1 to  the  Registration  Statement  of
         Oppenheimer  Tremont Market  Neutral Fund,  LLC (Reg. No.  333-71716,
         12/7/01) and incorporated herein by reference.

         (iii)   Form   of   Selling   Agreement   between    OppenheimerFunds
         Distributor,   Inc.  and  selected  registered  investment  advisers:
         Previously filed with  Pre-Effective  Amendment No. 1 to Registrant's
         Registration   Statement,   10/22/02,   and  incorporated  herein  by
         reference.

(i)   Not applicable.

      Global   Custodial   Services    Agreement:    Previously   filed   with
         Pre-Effective   Amendment   No.   1  to   Registrant's   Registration
         Statement, 10/22/02, and incorporated herein by reference.

         (i) Escrow  Agreement  with  Citibank,  N.A.:  Previously  filed with
      Pre-Effective  Amendment No. 1 to Registrant's  Registration  Statement,
      10/04, and  incorporated herein by reference.

         (ii)   Amended  and   Restated   Administration   Agreement   between
         OppenheimerFunds,   Inc.   dated   6/2/04:   Previously   filed  with
         Post-Effective   Amendment   No.  9  to   Registrant's   Registration
         Statement, 6/10/04, and incorporated herein by reference.

         (iv)  Fund  and   Restated   Sub-Administration   Agreement   between
         OppenheimerFunds,  Inc.  and Tremont  Partners,  Inc.  dated  6/2/04:
         Previously filed with Post-Effective  Amendment No. 9 to Registrant's
         Registration   Statement,   6/10/04,   and  incorporated   herein  by
         reference.

         (iv)  Fund  and  Investor   Accounting   Services  Agreement  between
         OppenheimerFunds,  Inc.  and  selected  broker-dealers  or  financial advisers:  Previously  filed with  Pre-Effective  Amendment  No. 1 to
         Registrant's  Registration  Statement,   10/22/02,  and  incorporated
         herein by reference.

(k)   Opinion  and  Consent  of  Mayer,  Brown,  Rowe  & Maw  dated  12/17/02:
         Previously filed with  Pre-Effective  Amendment No. 2 to Registrant's
         Registration   Statement,   12/18/02,   and  incorporated  herein  by
         reference.

(l)   Not applicable.

(m)   Opinion  and  Consent  of  Independent  Accountants:   To  be  filed  by
         amendment.

(n)   Not applicable.

(o)   Investment Letter from OFI Institutional Investment Management,  Inc. to
         Registrant  dated  12/17/02:   Previously  filed  with  Pre-Effective
         Amendment No. 2 to  Registrant's  Registration  Statement,  12/18/02,
         and incorporated herein by reference.

(p)   Not applicable.

(q)   Amended  and  Restated  Code of Ethics of the  Oppenheimer  Funds  dated
         February  1, 2005 under Rule 17j-1 of the  Investment  Company Act of
         1940:  Previously  filed with the Initial  Registration  Statement of
         Oppenheimer Dividend Growth Fund (Reg. No. 333-122902),  2/18/05, and
         incorporated herein by reference.

Item 25.    Marketing Arrangements
----------------------------------

      Not applicable.

Item 26.    Other Expenses of Issuance and Distribution
-------------------------------------------------------

      Registration fees          N/A
      Legal fees                 N/A
      NASD fees                  N/A
      Blue Sky fees              N/A
      Accounting fees            N/A
      Printing                   N/A
      Miscellaneous              N/A

            Total                N/A

Item 27.    Persons Controlled by or Under Common Control with the Registrant
-----------------------------------------------------------------------------

      None.

Item 28.    Number of Holders of Securities
-------------------------------------------

      As of June 1, 2005, the number of record holders of each class of securities of the registrant, is shown below:

                         (1)                             (2)
                    Title of Class             Number of Recordholders
                    --------------             -----------------------

            Shares of beneficial interest                39

Item 29.    Indemnification
---------------------------

      Reference is made to the  provisions  of Article  Seven of  Registrant's
Amended  and  Restated  Declaration  of Trust  filed as Exhibit 24 (1) to this
Registration Statement, and incorporated herein by reference.

      Insofar  as   indemnification   for   liabilities   arising   under  the
Securities   Act  of  1933  may  be  permitted   to  trustees,   officers  and
controlling  persons of  Registrant  pursuant to the  foregoing  provisions or
otherwise,   Registrant   has  been   advised  that  in  the  opinion  of  the
Securities  and Exchange  Commission  such  indemnification  is against public policy  as  expressed  in  the  Securities  Act of  1933  and  is,  therefore,
unenforceable.   In  the  event  that  a  claim  for  indemnification  against
such   liabilities   (other  than  the  payment  by   Registrant  of  expenses
incurred   or  paid  by  a   trustee,   officer  or   controlling   person  of
Registrant   in   the   successful   defense   of   any   action,    suit   or
proceeding)   is   asserted   by  such   trustee,   officer   or   controlling
person,  Registrant  will,  unless in the  opinion of its  counsel  the matter
has  been   settled   by   controlling   precedent,   submit  to  a  court  of
appropriate   jurisdiction  the  question  whether  such   indemnification  by
it is against  public  policy as expressed in the  Securities  Act of 1933 and will be governed by the final adjudication of such issue.

Item 30.    Business and Other Connections of the Investment Adviser
--------------------------------------------------------------------

(a)   OppenheimerFunds,  Inc. is the investment adviser of the Registrant;  it and certain  subsidiaries  and affiliates act in the same capacity to
         other  investment  companies,   including  without  limitation  those
         described in Parts A and B hereof and listed in Item 30(b) below.

(a)   There  is  set  forth  below  information  as  to  any  other  business, profession,  vocation or employment of a substantial  nature in which each  officer and  director of  OppenheimerFunds,  Inc. is, or at any time during the past two fiscal  years has been,  engaged for his/her own  account  or in the  capacity  of  director,  officer,  employee, partner or trustee.

---------------------------------------------------------------------------------
Name  and   Current   Position
with OppenheimerFunds, Inc.    Other Business and Connections During the Past
                               Two Years
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lizbeth Aaron-DiGiovanni,      Formerly  Vice  President  (April 2000) and First
Vice President                 Vice  President   (February  2003-July  2004)  of
                               Citigroup Global Markets Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Timothy L. Abbuhl,             Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Emeline S. Adwers,             None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Agan,                   Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.,  Shareholder Financial Services,  Inc., OFI
                               Private  Investments,  Inc. and Centennial  Asset
                               Management Corporation;  Senior Vice President of
                               Shareholders Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Carl Algermissen,              Formerly  Associate  Counsel and Legal Compliance
Assistant Vice President &     Officer at Great  West-Life  & Annuity  Insurance
Associate Counsel              Co.  (February  2004-October  2004);   previously
                               with   INVESCO    Funds   Group,    Inc.    (June
                               1993-December  2003),  most  recently  as  Senior
                               Staff Attorney.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Michael Amato,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Erik Anderson,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Tracey Beck Apostolopoulos,    None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Janette Aprilante,             Secretary     (since     December    2001)    of:
Vice President & Secretary     OppenheimerFunds  Distributor,  Inc.,  Centennial
                               Asset   Management    Corporation,    Oppenheimer
                               Partnership  Holdings,   Inc.,  Oppenheimer  Real
                               Asset  Management,  Inc.,  Shareholder  Financial
                               Services,  Inc.,  Shareholder Services,  Inc. and
                               OppenheimerFunds  Legacy Program;  (since January
                               2005)   of    Trinity    Investment    Management
                               Corporation.  Secretary  (since  June  2003)  of:
                               HarbourView  Asset  Management  Corporation,  OFI
                               Private  Investments,  Inc. and OFI Institutional
                               Asset  Management,   Inc.   Assistant   Secretary
                               (since December 2001) of OFI Trust Company.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Hany S. Ayad,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Baker,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Michael Banta,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joanne Bardell,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kevin Baum,                    None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeff Baumgartner,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lalit K. Behal                 Assistant    Secretary   of   HarbourView   Asset
Assistant Vice President       Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathleen Beichert,             Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gerald Bellamy,                Assistant  Vice  President  of OFI  Institutional
Assistant Vice President       Asset Management, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Erik S. Berg,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert Bertucci                None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rajeev Bhaman,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Craig Billings,                None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark Binning,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert J. Bishop,              Treasurer     (since     October     2003)     of
Vice President                 OppenheimerFunds     Distributor,     Inc.    and
                               Centennial Asset Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John R. Blomfield,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lisa I. Bloomberg,             Formerly   First  Vice  President  and  Associate
Vice President & Associate     General  Counsel of UBS  Financial  Services Inc.
Counsel                        (May 1999-May 2004).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Veronika Boesch,               Formerly  (until  February  2004) an  independent
Assistant Vice President       consultant/coach in organizational development.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Chad Boll,                     None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Antulio N. Bomfim,             A  senior  economist  with  the  Federal  Reserve
Vice President                 Board (June 1992-October 2003).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John C. Bonnell,               Vice  President of  Centennial  Asset  Management
Vice President                 Corporation.  Formerly  a  Portfolio  Manager  at
                               Strong Financial Corporation (May 1999-May 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michelle Borre Massick,        None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lori E. Bostrom,               Formerly Vice President and Corporate  Counsel at
Vice President & Senior        Prudential   Financial   Inc.   (October  2002  -
Counsel                        November 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lisa Bourgeois,                Assistant    Vice    President   of   Shareholder
Assistant Vice President       Services, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Boydell,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Bromberg,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lowell Scott Brooks,           Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joan Brunelle,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Paul Burke,                    None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark Burns,                    None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jeoffrey Caan,                 Formerly  Vice  President  of ABN AMRO  NA,  Inc.
Vice President                 (June 2002-August 2003).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Catherine Carroll,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Debra Casey,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Maria Castro,                  None
Assistant Vie President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lisa Chaffee,                  None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Charles Chibnik,               None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brett Clark,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
H.C. Digby Clements,           None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Peter V. Cocuzza,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Gerald James Concepcion,       Formerly  (until  November 2004) an RIA Marketing
Assistant Vice President       Associate of OppenheimerFunds, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert Corbett,                None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Susan Cornwell,                Vice  President of  Centennial  Asset  Management
Vice President                 Corporation,   Shareholder   Financial  Services,
                               Inc. and OppenheimerFunds  Legacy Program; Senior
                               Vice President of Shareholder Services, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott Cottier,                 None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Coulston,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Julie C. Cusker,               None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

George Curry,                  Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Damian,                   None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John M. Davis,                 Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Craig P. Dinsell,              None
Executive Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Randall C. Dishmon,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rebecca K. Dolan               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steven D. Dombrower,           Senior    Vice    President    of   OFI   Private
Vice President                 Investments,     Inc.;    Vice    President    of
                               OppenheimerFunds Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas Doyle,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bruce C. Dunbar,               None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Brian Dvorak,                  None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Richard Edmiston,              None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel R. Engstrom,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

James Robert Erven             None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

George R. Evans,               None
Senior Vice President and
Director of International
Equities

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward N. Everett,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathy Faber,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David Falicia,                 Assistant   Secretary   (as  of  July   2004)  of
Assistant Vice President       HarbourView Asset Management Corporation.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Thomas Farrell,                None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Emmanuel Ferreira,             None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Ronald H. Fielding,            Vice President of  OppenheimerFunds  Distributor,
Senior Vice President;         Inc.;  Director of ICI Mutual Insurance  Company;
Chairman of the Rochester      Governor of St. John's  College;  Chairman of the
Division                       Board of  Directors  of  International  Museum of

                               Photography at George Eastman House.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Bradley G. Finkle,             Formerly Head of Business  Management/Proprietary
Vice President                 Distribution   at  Citigroup   Asset   Management
                               (August 1986-September 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Finley,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John E. Forrest,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jordan Hayes Foster,           Vice   President  of  OFI   Institutional   Asset
Vice President                 Management, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David Foxhoven,                Assistant  Vice  President  of   OppenheimerFunds
Vice President                 Legacy Program.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Colleen M. Franca,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Dominic Freud,                 None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dan Gagliardo,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Hazem Gamal,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Seth Gelman,                   Formerly  an  Associate  in the Asset  Management
Vice President                 Legal   Department   at   Goldman   Sachs  &  Co.
                               (February 2003-August 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Subrata Ghose,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles W. Gilbert,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Phillip S. Gillespie,          Formerly  First Vice  President of Merrill  Lynch
Senior Vice President &        Investment Management (2001 to September 2004).
Deputy General Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Alan C. Gilston,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill E. Glazerman,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Bejamin J. Gord,               Vice  President of HarbourView  Asset  Management
Vice President                 Corporation  and  of  OFI   Institutional   Asset
                               Management, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Granger,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert B. Grill,               None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Haley,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marilyn Hall,                  None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kelly Haney,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve Hauenstein,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas B. Hayes,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dennis Hess,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Joseph Higgins,                Vice   President  of  OFI   Institutional   Asset
Vice President                 Management, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dorothy F. Hirshman,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel Hoelscher,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward Hrybenko,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott T. Huebl,                Assistant  Vice  President  of   OppenheimerFunds
Vice President                 Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Margaret Hui,                  None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Huttlin,                  Senior   Vice   President    (Director   of   the
Vice President                 International  Division)  (since January 2004) of
                               OFI   Institutional   Asset   Management,   Inc.;
                               Director  (since  June 2003) of  OppenheimerFunds
                               (Asia) Limited
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Corry E. Hyer,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James G. Hyland,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Steve P. Ilnitzki,             Vice President of  OppenheimerFunds  Distributor,
Senior Vice President          Inc.;   Senior  Vice  President  of  OFI  Private
                               Investments, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kelly Bridget Ireland,         Vice   President    (since   January   2004)   of
Vice President                 OppenheimerFunds   Distributor   Inc.   Formerly,

                               Director  of  INVESCO  Distributors  Inc.  (April
                               2000-December 2003).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kathleen T. Ives,              Vice   President  and   Assistant   Secretary  of
Vice President, Senior         OppenheimerFunds     Distributor,     Inc.    and
Counsel and Assistant          Shareholder  Services,  Inc.; Assistant Secretary
Secretary                      of  Centennial  Asset   Management   Corporation,

                               OppenheimerFunds  Legacy Program and  Shareholder
                               Financial Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William Jaume,                 Senior  Vice  President  of   HarbourView   Asset
Vice President                 Management   Corporation  and  OFI  Institutional
                               Asset  Management,  Inc.;  Director  of OFI Trust
                               Company.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Frank V. Jennings,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Jennings,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Michael Johnson,          None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lisa Kadehjian,                Formerly Vice President,  Compensation Manager at
Assistant Vice President       The  Bank  of New  York  (November  1996-November
                               2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Charles Kandilis,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jennifer E. Kane,              None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lynn O. Keeshan,               Assistant  Treasurer of  OppenheimerFunds  Legacy
Senior Vice President          Program
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas W. Keffer,              None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cristina J. Keller,            Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Keogh,                 Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Martin S. Korn,                Formerly  a  Senior  Vice  President  at  Bank of
Senior Vice President          America   (Wealth   and   Investment   Management
                               Technology Group) (March 2002-August 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James Kourkoulakos,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Kramer,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Paul Kunz,                     None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lisa Lamentino,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tracey Lange,                  Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jeffrey P. Lagarce,            President  and  Chief  Marketing  Officer  of OFI
Senior Vice President          Institutional   Asset  Management,   Inc.  as  of
                               January    2005.    Formerly    Executive    Vice
                               President-Head  of Fidelity  Tax-Exempt  Services
                               Business   at   Fidelity    Investments   (August
                               1996-January 2005).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Latino,                   None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kristina Lawrence,             Formerly     Assistant    Vice    President    of
Vice President                 OppenheimerFunds,   Inc.   (November   2002-March
                               2004).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Gayle Leavitt,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christopher M. Leavy,          None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Randy Legg,                    Formerly   an   associate    with   Dechert   LLP
Assistant Vice President &     (September 1998-January 2004).
Assistant Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Leitzinger,              Senior Vice  President of  Shareholder  Services,
Vice President                 Inc.;  Vice  President of  Shareholder  Financial
                               Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Justin Leverenz,               Formerly,   a   research/technology   analyst  at
Vice President                 Goldman Sachs, Taiwan (May 2002-May 2004)

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael S. Levine,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gang Li,                       None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Shanquan Li,                   None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Daniel Lifshey,                Formerly a  Marketing  Manager at PIMCO  Advisors
Assistant Vice President       (January 2002-September 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mitchell J. Lindauer,          None
Vice President & Assistant
General Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bill Linden,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Malissa B. Lischin,            Assistant  Vice  President  of   OppenheimerFunds
Vice President                 Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David P. Lolli,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel G. Loughran             None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Patricia Lovett,               Vice   President   of    Shareholder    Financial
Vice President                 Services,  Inc.  and  Senior  Vice  President  of
                               Shareholder Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dongyan Ma,                    Formerly  an  Assistant   Vice   President   with
Assistant Vice President       Standish   Mellon   Asset   Management   (October
                               2001-October 2003).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve Macchia,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Mark H. Madden,                Formerly   Senior  Vice   President   and  Senior
Vice President                 Portfolio Manager with Pioneer Investments,  Inc.
                               (July 1990-July 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Michael Magee,                 None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kathleen Mandzij,              Formerly   Marketing   Manager   -  Sales   Force
Assistant Vice President       Marketing     (March     2003-June    2004)    of
                               OppenheimerFunds, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jerry Mandzij,                 None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Angelo G. Manioudakis          Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management  Corporation and of OFI  Institutional
                               Asset Management, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
LuAnn Mascia,                  Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Susan Mattisinko,              Assistant    Secretary   of   HarbourView   Asset
Vice President & Associate     Management  Corporation,  OppenheimerFunds Legacy
Counsel                        Program,  OFI  Private  Investments,   Inc.,  OFI
                               Institutional Asset Management,  Inc., Centennial
                               Asset  Management  Corporation,  Oppenheimer Real
                               Asset  Management,  Inc.  and Trinity  Investment
                               Management Corporation.  Formerly an Associate at
                               Sidley  Austin Brown and Wood LLP (1995 - October
                               2003).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Elizabeth McCormack,           Vice   President  and   Assistant   Secretary  of
Vice President                 HarbourView Asset Management Corporation.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joseph McGovern,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Charles L. McKenzie,           Chairman  of the Board and  Director of OFI Trust
Senior Vice President          Company;   Chairman,   Chief  Executive  Officer,
                               Senior  Managing  Director  and  Director  of OFI
                               Institutional   Asset  Management,   Inc.;  Chief
                               Executive  Officer,  President,  Senior  Managing
                               Director  and  Director  of   HarbourView   Asset
                               Management Corporation;  Chairman,  President and
                               Director   of   Trinity   Investment   Management
                               Corporation

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lucienne Mercogliano,          None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Wayne Miao,                    Formerly an Associate  with Sidley Austin Brown &
Assistant Vice President and   Wood LLP (September 1999 - May 2004).
Assistant Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Andrew J. Mika,                None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Nikolaos D. Monoyios,          None
Senior Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Charles Moon,                  Vice  President of HarbourView  Asset  Management
Vice President                 Corporation  and  of  OFI   Institutional   Asset
                               Management, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Murphy,                   President and Management  Director of Oppenheimer
Chairman, President, Chief     Acquisition  Corp.;  President  and  Director  of
Executive Officer & Director   Oppenheimer   Partnership   Holdings,   Inc.  and
                               Oppenheimer   Real   Asset   Management,    Inc.;
                               Chairman  and Director of  Shareholder  Services,
                               Inc. and Shareholder  Financial  Services,  Inc.;
                               Director   of   Centennial    Asset    Management
                               Corporation,  OppenheimerFunds Distributor, Inc.,
                               Institutional  Asset  Management,  Inc.,  Trinity
                               Investment   Management   Corporation,    Tremont
                               Capital  Management,   Inc.,   HarbourView  Asset
                               Management    Corporation    and   OFI    Private
                               Investments,  Inc.;  Executive  Vice President of
                               Massachusetts   Mutual  Life  Insurance  Company;
                               Director  of  DLB  Acquisition   Corporation;   a
                               member  of  the  Investment  Company  Institute's
                               Board of Governors.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Meaghan Murphy,                Formerly  Marketing  Professional,  RFP Writer at
Assistant Vice President       JP Morgan  Fleming Asset  Management  (May 2002 -
                               October 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Suzanne Murphy,                Formerly  (until December 2003) a Vice President,
Vice President                 Senior Marketing Manager with Citigroup.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas J. Murray,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kenneth Nadler,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christina Nasta,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Nichols,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William Norman,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

James B. O'Connell,            Formerly   a   Senior    Designer    Manager   of
Assistant Vice President       OppenheimerFunds,  Inc.  (April  2002 -  December
                               2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Matthew O'Donnell,             None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John O'Hare,                   Formerly  Executive  Vice President and Portfolio
Vice President                 Manager  (June  2000 -  August  2003)  at  Geneva
                               Capital Management, Ltd.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John J. Okray,                 Formerly   Vice   President,    Head   of   Trust
Vice President                 Operations at Lehman Brothers (June  2004-October
                               2004)  prior to which  he was an  Assistant  Vice
                               President,   Director   of  Trust   Services   at
                               Cambridge Trust Company (October 2002-June 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lerae A. Palumbo,              None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David P. Pellegrino,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Allison C. Pells,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert H. Pemble,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lori L. Penna,                 Formerly  an RFP  Manager/Associate  at  JPMorgan
Assistant Vice President       Chase & Co. (June 2001-September 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Petersen,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Marmeline Petion-Midy,         Formerly a Senior Financial  Analyst with General
Assistant Vice President       Motors,  NY Treasurer's  Office (July  2000-Augut
                               2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David Pfeffer,                 Senior  Vice  President  of   HarbourView   Asset
Senior Vice President and      Management   Corporation   since  February  2004.
Chief Financial Officer        Formerly,  Director and Chief  Financial  Officer
                               at   Citigroup   Asset    Management    (February
                               2000-February 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James F. Phillips,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Scott Phillips,                Formerly   Vice   President   at  Merrill   Lynch
Vice President                 Investment Management (June 2000-July 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gary Pilc,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jason Pizzorusso,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David Poiesz,                  Formerly  a Senior  Portfolio  Manager at Merrill
Senior Vice President, Head    Lynch (October  2002-May 2004).  Founding partner
of Growth Equity Investments   of  RiverRock,   a  hedge  fund  product   (April
                               1999-July 2001).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jeffrey Portnoy,               None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Raghaw Prasad,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David Preuss,                  None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jane C. Putnam,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael E. Quinn,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Julie S. Radtke,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Norma J. Rapini,               None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Brian N. Reid,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Marc Reinganum,                None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill Reiter,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Claire Ring,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Robertson,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Antoinette Rodriguez,          None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Stacey Roode,                  None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeffrey S. Rosen,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Stacy Roth,                    None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James H. Ruff,                 President   and   Director  of   OppenheimerFunds
Executive Vice President       Distributor,    Inc.   and    Centennial    Asset
                               Management Corporation;  Executive Vice President
                               of OFI Private Investments, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Adrienne Ruffle,               Formerly an Associate  with Sidley Austin Brown &
Assistant Vice President and   Wood LLP (September 2002-February 2005).
Assistant Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Andrew Ruotolo,                Vice   Chairman,   Treasurer,   Chief   Financial
Executive Vice President and   Officer and  Management  Director of  Oppenheimer
Director                       Acquisition  Corp.;  President  and  Director  of
                               Shareholder   Services,   Inc.  and   Shareholder
                               Financial  Services,  Inc.;  Director  of Trinity
                               Investment  Management  Corporation  and  of  OFI
                               Trust Company.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kim Russomanno,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Timothy Ryan,                  Formerly   a   research   analyst  in  the  large
Vice President                 equities group at Credit Suisse Asset  Management
                               (August 2001-June 2004)

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rohit Sah,                     None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Valerie Sanders,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Karen Sandler,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Rudi W. Schadt,                None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ellen P. Schoenfeld,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Maria Schulte,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott A. Schwegel,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Allan P. Sedmak                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer L. Sexton,            Senior    Vice    President    of   OFI   Private
Vice President                 Investments, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Navin Sharma,                  None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bonnie Sherman,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David C. Sitgreaves,           None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Edward James Sivigny           None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Enrique H. Smith,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Louis Sortino,                 None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Keith J. Spencer,              None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marco Antonio Spinar,          None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard A. Stein,              None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Arthur P. Steinmetz,           Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer Stevens,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John P. Stoma,                 Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Stricker,              Vice President of Shareholder Services, Inc.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Deborah A. Sullivan,           Secretary of OFI Trust Company.
Vice President & Assistant
Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Sussman,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Susan B. Switzer,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Brian C. Szilagyi,             Director of Financial  Reporting  and  Compliance
Assistant Vice President       at First Data Corporation (April 2003-June 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Martin Telles,                 Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Paul Temple,                   None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeaneen Terrio,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Vincent Toner,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Keith Tucker,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cameron Ullyat,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Angela Uttaro,                 None
Assistant Vice President:
Rochester Division

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Mark S. Vandehey,              Vice President of  OppenheimerFunds  Distributor,
Senior Vice President and      Inc.,  Centennial  Asset  Management  Corporation
Chief Compliance Officer       and Shareholder  Services,  Inc.; Chief Financial
                               Officer   of   HarbourView    Asset    Management
                               Corporation,  Oppenheimer  Partnership  Holdings,
                               Inc.,  Oppenheimer Real Asset  Management,  Inc.,
                               Shareholder     Financial     Services,     Inc.,
                               OppenheimerFunds   Legacy  Program,  OFI  Private
                               Investments,  Inc.,  OFI  Trust  Company  and OFI
                               Institutional  Asset  Management,  Inc.  Formerly
                               (until    March   2004)   Vice    President    of
                               OppenheimerFunds, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Maureen Van Norstrand,         None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Nancy Vann,                    Formerly  Assistant  General  Counsel  at Reserve
Vice President and Assistant   Management  Company,   Inc.  (April  to  December
Counsel                        2004);  attorney  at Sidley  Austin  Brown & Wood
                               LLP (October 1997 - April 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rene Vecka,                    Formerly Vice President of Shareholder  Services,
Assistant Vice President,      Inc. (September 2000-July 2003).
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Vincent Vermette,              Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Phillip F. Vottiero,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lisa Walsh,                    None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Teresa M. Ward,                Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jerry A. Webman,               Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christopher D. Weiler,         None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Adam Weiner,                   None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Barry D. Weiss,                Vice  President of HarbourView  Asset  Management
Vice President                 Corporation  and of Centennial  Asset  Management
                               Corporation.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Melissa Lynn Weiss,            None
Vice President & Associate
Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christine Wells,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joseph J. Welsh,               Vice  President of HarbourView  Asset  Management
Vice President                 Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Diederick Wermolder,           Director of  OppenheimerFunds  International Ltd.
Senior Vice President          and  OppenheimerFunds  plc  and  OppenheimerFunds
                               (Asia) Limited;  Senior Vice President  (Managing
                               Director of the  International  Division)  of OFI
                               Institutional Asset Management, Inc..

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Catherine M. White,            Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor,   Inc.;   member  of  the   American
                               Society of Pension Actuaries (ASPA) since 1995.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Annabel Whiting,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

William L. Wilby,              None
Senior Vice President and
Senior Investment Officer,
Director of Equities

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Donna M. Winn,                 President,  Chief Executive  Officer and Director
Senior Vice President          of OFI Private  Investments,  Inc.;  Director and
                               President  of  OppenheimerFunds  Legacy  Program;
                               Senior   Vice   President   of   OppenheimerFunds
                               Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Philip Witkower,               Senior   Vice   President   of   OppenheimerFunds
                               Distributor, Inc.
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian W. Wixted,               Treasurer   of   HarbourView   Asset   Management
                               Corporation;    OppenheimerFunds    International
Senior Vice President and      Ltd.,  Oppenheimer  Partnership  Holdings,  Inc.,
                               Oppenheimer   Real   Asset   Management,    Inc.,
Treasurer                      Shareholder    Services,     Inc.,    Shareholder
                               Financial    Services,    Inc.,    OFI    Private
                               Investments,   Inc.,  OFI   Institutional   Asset
                               Management,   Inc.,   OppenheimerFunds   plc  and
                               OppenheimerFunds  Legacy  Program;  Treasurer and
                               Chief  Financial  Officer  of OFI Trust  Company;
                               Assistant  Treasurer of  Oppenheimer  Acquisition
                               Corp.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Carol E. Wolf,                 Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management  Corporation  and of Centennial  Asset
                               Management  Corporation;  serves  on the Board of
                               the Colorado Ballet.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kurt Wolfgruber,               Director  of Tremont  Capital  Management,  Inc.,
Executive Vice President,      HarbourView Asset Management  Corporation and OFI
Chief Investment Officer and   Institutional Asset Management,  Inc. (since June

Director                       2003)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Caleb C. Wong,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward C. Yoensky,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lucy Zachman,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert G. Zack                 General Counsel and Director of  OppenheimerFunds
Executive Vice President and   Distributor,  Inc.; General Counsel of Centennial
General Counsel                Asset   Management   Corporation;   Senior   Vice

                               President  and  General  Counsel  of  HarbourView
                               Asset    Management     Corporation    and    OFI
                               Institutional  Asset  Management,   Inc.;  Senior
                               Vice  President,  General Counsel and Director of
                               Shareholder     Financial     Services,     Inc.,
                               Shareholder    Services,    Inc.,   OFI   Private
                               Investments,  Inc.  and OFI Trust  Company;  Vice
                               President    and    Director    of    Oppenheimer
                               Partnership   Holdings,    Inc.;   Director   and
                               Assistant Secretary of  OppenheimerFunds  plc and
                               OppenheimerFunds  International  Ltd.;  Secretary
                               and General  Counsel of  Oppenheimer  Acquisition
                               Corp.;   Director  of   Oppenheimer   Real  Asset
                               Management,   Inc.  and  OppenheimerFunds  (Asia)
                               Limited);   Vice  President  of  OppenheimerFunds
                               Legacy Program.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Neal A. Zamore,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark D. Zavanelli,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Alex Zhou,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Arthur J. Zimmer,              Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management Corporation.
---------------------------------------------------------------------------------

The Oppenheimer Funds include the following:

Centennial California Tax Exempt Trust
Centennial Government Trust
Centennial Money Market Trust
Centennial New York Tax Exempt Trust
Centennial Tax Exempt Trust

Limited Term New York Municipal Fund (Rochester Portfolio Series)
OFI Tremont Core Strategies Hedge Fund
OFI Tremont Market Neutral Hedge Fund
Oppenheimer AMT-Free Municipals
Oppenheimer AMT-Free New York Municipals
Oppenheimer Balanced Fund
Oppenheimer California Municipal Fund
Oppenheimer Capital Appreciation Fund
Oppenheimer Capital Income Fund
Oppenheimer Cash Reserves
Oppenheimer Champion Income Fund
Oppenheimer Convertible Securities Fund (Bond Fund Series)
Oppenheimer Core Bond Fund (a series of Oppenheimer Integrity Funds)
Oppenheimer Developing Markets Fund
Oppenheimer Discovery Fund
Oppenheimer Emerging Growth Fund
Oppenheimer Emerging Technologies Fund
Oppenheimer Enterprise Fund
Oppenheimer Equity Fund, Inc.

Oppenheimer Global Fund
Oppenheimer Global Opportunities Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Growth Fund
Oppenheimer High Yield Fund
Oppenheimer International Bond Fund
Oppenheimer International Growth Fund
Oppenheimer International Large-Cap Core Fund (a series of Oppenheimer
International Large-

    Cap Core Trust)

Oppenheimer International Small Company Fund
Oppenheimer International Value Fund (a series of Oppenheimer International
Value Trust)
Oppenheimer Limited Term California Municipal Fund
Oppenheimer Limited-Term Government Fund
Oppenheimer Limited Term Municipal Fund (a series of Oppenheimer Municipal
Fund)
Oppenheimer Main Street Fund (a series of Oppenheimer Main Street Funds, Inc.)
Oppenheimer Main Street Opportunity Fund
Oppenheimer Main Street Small Cap Fund
Oppenheimer MidCap Fund
Oppenheimer Money Market Fund, Inc.
Oppenheimer Multi-Sector Income Trust
Oppenheimer Multi-State Municipal Trust (3 series):

     Oppenheimer New Jersey Municipal Fund
     Oppenheimer Pennsylvania Municipal Fund
     Oppenheimer Rochester National Municipals
Oppenheimer Portfolio Series (4 series)
     Active Allocation Fund
     Aggressive Investor Fund
     Conservative Investor Fund
     Moderate Investor Fund

Oppenheimer Principal Protected Main Street Fund (a series of Oppenheimer
Principal

     Protected Trust)
Oppenheimer Principal Protected Main Street Fund II (a series of Oppenheimer
     Principal Protected Trust II)
Oppenheimer Principal Protected Main Street Fund III (a series of Oppenheimer
     Principal Protected Trust III)

Oppenheimer Quest Capital Value Fund, Inc.
Oppenheimer Quest For Value Funds (3 series)

     Oppenheimer Quest Balanced Fund
     Oppenheimer Quest Opportunity Value Fund
     Oppenheimer Small Cap Value Fund

Oppenheimer Quest International Value Fund, Inc.
Oppenheimer Quest Value Fund, Inc.
Oppenheimer Real Asset Fund
Oppenheimer Real Estate Fund
Oppenheimer Select Value Fund
Oppenheimer Senior Floating Rate Fund
Oppenheimer Series Fund, Inc. (2 series):

     Oppenheimer Disciplined Allocation Fund
     Oppenheimer Value Fund

Oppenheimer Strategic Income Fund
Oppenheimer Total Return Bond Fund
Oppenheimer Tremont Market Neutral Fund, LLC
Oppenheimer Tremont Opportunity Fund, LLC
Oppenheimer U.S. Government Trust

Oppenheimer Variable Account Funds (11 series):
     Oppenheimer Aggressive Growth Fund/VA
     Oppenheimer Balanced Fund/VA
     Oppenheimer Capital Appreciation Fund/VA
     Oppenheimer Core Bond Fund/VA
     Oppenheimer Global Securities Fund/VA
     Oppenheimer High Income Fund/VA
     Oppenheimer Main Street Fund/VA
     Oppenheimer Main Street Small Cap Fund/VA
     Oppenheimer Money Fund/VA
     Oppenheimer Strategic Bond Fund/VA
     Oppenheimer Value Fund/VA
Panorama Series Fund, Inc. (4 series):
     Growth Portfolio
     Government Securities Portfolio
     Oppenheimer International Growth Fund/VA
     Total Return Portfolio

Rochester Fund Municipals

The address of the  Oppenheimer  funds  listed  above,  Shareholder  Financial
Services,  Inc.,  Shareholder  Services,  Inc.,   OppenheimerFunds   Services,
Centennial   Asset   Management   Corporation,   Centennial   Capital   Corp.,
Oppenheimer Real Asset Management,  Inc. and  OppenheimerFunds  Legacy Program
is 6803 South Tucson Way, Centennial, Colorado 80112-3924.

The address of OppenheimerFunds,  Inc.,  OppenheimerFunds  Distributor,  Inc.,
HarbourView Asset Management  Corporation,  Oppenheimer  Partnership Holdings,
Inc.,  Oppenheimer  Acquisition  Corp.,  OFI Private  Investments,  Inc.,  OFI
Institutional Asset Management,  Inc. and Oppenheimer Trust Company is 2 World
Financial  Center,  225  Liberty  Street,  11th  Floor,  New  York,  New  York
10281-1008.

The address of Tremont  Advisers,  Inc. is 555 Theodore  Fremd  Avenue,  Suite
206-C, Rye, New York 10580.

The  address  of  OppenheimerFunds  International  Ltd.  is Bloc C, Irish Life
Center, Lower Abbey Street, Dublin 1, Ireland.

The address of Trinity Investment  Management  Corporation is 301 North Spring
Street, Bellefonte, Pennsylvania 16823.

Item 31.    Location of Accounts and Records
--------------------------------------------

      The  accounts,  books and other  documents  required to be maintained by
Registrant  pursuant to Section  31(a) of the  Investment  Company Act of 1940
and rules promulgated  thereunder are in the possession of Oppenheimer  Funds,
Inc. at its offices at 6803 South Tucson Way, Centennial, Colorado 80112-3924.

Item 32.    Management Services
-------------------------------

      Not applicable.

Item 33.    Undertakings
------------------------

I.    The  Registrant  undertakes  to suspend the offering of shares until the prospectus  is  amended  if  (1)  subsequent  to  the  effective  date  of its registration  statement,  the net asset value of the Fund  declines  more than ten  percent  from  its  net  asset  value  as of the  effective  date  of the registration  statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

II.   The Registrant hereby undertakes:

(a)   to file,  during any period in which  offers or sales are being made,  a post-effective amendment to this registration statement:

(i)   to  include  any  prospectus   required  by  Section   10(a)(3)  of  the
                  Securities Act of 1933;

(ii)  to  reflect  in the  prospectus  any facts or events  arising  after the effective  date of the  registration  statement (or the most
                  recent    post-effective     amendment    thereof)    which,
                  individually  or in the  aggregate,  represent a fundamental change  in the  information  set  forth in the  registration statement.  Notwithstanding  the foregoing,  any increase or decrease  in  volume  of  securities  offered  (if the total dollar  value of  securities  offered  would not exceed that which  was  registered)  and any  deviation  from the low or high end of the  estimated  maximum  offering  range  may be
                  reflected  in  the  form  of   prospectus   filed  with  the
                  Commission  pursuant to Rule 424(b) under the Securities Act of 1933 if, in the  aggregate,  the  changes  in volume  and price  represent  no more than a 20%  change in the  maximum aggregate  offering price set forth in the  "Calculation  of
                  Registration  Fee"  table  in  the  effective   registration
                  statement; and

(iii) to  include  any  material  information  with  respect  to the  plan  of distribution  not previously  disclosed in the  registration statement or any material change to such  information in the registration statement;

(b)   that, for the purpose of determining  any liability under the Securities
            Act of 1933,  each such  post-effective  amendment shall be deemed to be a new  registration  statement  relating  to  the  Interests offered  therein,  and the offering of the  Interests at that time shall be deemed be the initial bona fide offering thereof; and

(c)   to remove from  registration by means of a post-effective  amendment any of the  Interests  being  registered  which  remain  unsold at the termination of the offering.

III.  The  Registrant  undertakes  to send by first  class mail or other means designed  to ensure  equally  prompt  delivery  within  two  business  days of
receipt  of  a  written  or  oral  request,  the  Registrant's   Statement  of
Additional Information.

                   OFI TREMONT CORE DIVERSIFIED HEDGE FUND

                     Registration Statement No. 333-89784

                                EXHIBIT INDEX
                                -------------

Exhibit No.       Description
-----------       -----------

24 (2) (a) (iii)        Amended and Restated Declaration of Trust

24 (2) (g) (i)          Amended and Restated Investment Advisory Agreement